UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
MedAire, Inc.
(Exact name of registrant as specified in its charter)

Nevada	86-0528631
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona (Address of principal executive offices)	85281 (Zip Code)
Registrant’s telephone number, including area code
480-333-3700
Securities to be registered pursuant to Section 12(b) of the Act:
NONE
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001
(Title of class)

EXPLANATORY NOTE
      We are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001, pursuant to Section 12(g) (“Section 12(g)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g) generally requires registration within 120 days after the last day of the first fiscal year in which an issuer has total assets exceeding $10 million and a class of equity security held of record by 500 or more persons. As of December 31, 2002, December 31, 2003 and December 31, 2004, the number of holders of our outstanding voting securities was 3, 1,932 and 1,929, respectively. Of those security holders 2, 33 and 52 were residents of the United States as of December 31, 2002, December 31, 2003 and December 31, 2004, respectively. Our total assets as of December 31, 2002, December 31, 2003 and December 31, 2004 were $5,809,000, $13,254,000 and $13,009,000, respectively. Accordingly, the Company may be subject to Securities and Exchange Commission (“SEC”) enforcement action and other legal action for failure to timely file its Form 10 and other reports and documents required by the Exchange Act.
      Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).
      Unless otherwise noted, references in this Registration Statement to “MedAire,” the “Company,” “we,” “our” or “us” mean MedAire, Inc., a Nevada corporation, and its operating subsidiaries. Our principal place of business is located at 80 E. Rio Salado Parkway, Suite #610, Tempe, Arizona 85281. Our telephone number is (480) 333-3700.
FORWARD-LOOKING STATEMENTS
      There are statements in this Registration Statement that are not historical facts. These “forward-looking statements” can be identified by the use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. These risks and uncertainties include unanticipated trends in the various markets we serve, changes in health care, telemedicine or insurance regulations, international and domestic economic, competitive and security conditions, governmental regulation and associated legal costs and our ability to stay abreast of increasing technology demands. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors.” The forward looking statements included in this Registration Statement do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1.	Business.
      MedAire is in the business of protecting the health, safety and security of people as they work, travel and/or live beyond the reach of their customary sources of care and safety. We provide this protection by acting as a client’s single source for emergency information and real-time assistance regardless of where in the world they are located — in the air, on land or at sea. MedAire both proactively provides relevant expert information to clients to prevent or mitigate risks, and reactively provides real-time expert advice and subsequent coordination of appropriate resources, should a client’s health, safety or security be at risk.
      The core capabilities that enable us to provide health, safety and security services on a global basis include:

•	A Global Response Center (“GRC”) that operates twenty-four hours a day, seven days a week and 365 days a year (24/7/365) which allows us to provide our clients guidance and assistance for managing health, safety or security emergencies and to coordinate logistics so that our clients or their employees or guests are able to access local medical or security assistance services;

•	Education, training and information programs to educate our clients and provide relevant consulting services; and

•	Resources such as medical kits to help manage health and security events and situations.

      When the Company was founded in 1985, our primary focus was to provide medical expertise on a remote basis. Our name “MedAire” was very apropos at the time since we were transmitting medical information “through the air.” In 2002, we added safety and security information, capability and expertise to our service portfolio. At that time, we enhanced the MedAire logo with the tag-line “A Health and Security Company.”
Industry Background
      We believe that real-time expert information and advice to assist globally mobile people with their health, safety and security concerns is an emerging industry, which we refer to as the global assistance industry. Companies participating in the global assistance industry include those companies with mobile technologies for transmitting relevant information (medical data, geographic position, environmental data, etc.), communications companies with infrastructure to facilitate such transmissions, and companies with relevant subject matter experts who can help to resolve health, safety or security concerns. Today, companies searching for this type of solution include those with employees, customers and/or guests in remote environments where appropriate health, safety, or security assistance is not available. While remote is often thought of as being a physical status (in flight or aboard a ship, for example), it can also be a social situation, because linguistic, cultural and political differences can be just as isolating.
      Currently, the markets we believe to be seeking access to real-time health, safety and security advice and guidance include:

— Business Aviation;
— Commercial Aviation;
— Private Maritime (Yachts);
— Commercial Maritime;
— Business Travelers; and
— U.S. Federal Government (primarily military).
      The following table summarizes the approximate revenue we generated in each market in 2004.

Market	Revenue

Business Aviation	$9,043,000
Commercial Aviation	8,233,000
Private Maritime	1,529,000
Commercial Maritime	774,000
Business Travelers	5,320,000
U.S. Federal Government	459,000

Total	$25,358,000

      The evolving global assistance industry is central to a number of other industries, but is distinctly differentiated by its specialized technology, processes and business characteristics that enable appropriate subject matter experts to provide real-time assistance in potentially life-threatening situations.
      Central industries include:

Travel Assistance: The travel assistance industry is characterized by companies that focus primarily on referring international travelers and expatriates to local health, safety or security providers when a problem is encountered and managing payments once those third parties have rendered their respective services. The travel assistance industry is characterized by large assistance companies, some of which have been serving the European market for nearly 50 years. In the U.S., the travel assistance market is primarily served by International SOS, which started operations in the early 80’s.

Telemedicine: The telemedicine industry itself is in its growing stage as technologies, business rules and the medical community define how to connect medical expertise that is available in one geographic location with the need for that expertise in another location. Today this is commonly done in the form of teleradiology, where x-rays are transmitted to specialists who may be thousands of miles away. These experts read the digital image and send back their assessment to the location where the x-ray was taken.

Emergency Call Centers: In the United States emergency call centers are public services, such as 911, or private services, such as the OnStar system, available through General Motors. As with companies that operate in the travel assistance industry and MedAire, companies that provide services through emergency call centers are ready to take calls on any type of emergency. Also operating in this industry, although more specialized, are security alarm centers, such as ADT, which monitor building security, or American Medical Alarms, which monitors primarily elderly persons who are living independently. However, rather than providing expertise on-the-spot, the primary function of these emergency call centers is to facilitate the logistics of getting the most appropriate provider to the caller. Unlike travel assistance companies or MedAire, companies that provide services through emergency call centers typically have limited geographic coverage, such as just within the United States.

History
      We originally incorporated as MedAire Incorporated in the State of Arizona in 1985 and were reincorporated as MedAire, Inc. in October 2002 in the State of Nevada. At this time, we began offering safety and security-related services in addition to our then-existing portfolio of medical services and products.
      In 1998 we entered into a 46% joint venture relationship with a company called MedCrew LLC with our founder owning 5% directly, to create a business called MedSpace, Inc. (MedSpace) and to focus on the assembly and distribution of medical kits. In December 2003, we purchased full ownership of MedSpace. As of December 31, 2003 we made MedSpace, Inc. a division of MedAire, rather than a subsidiary.
      In 2001 we applied for and received International Organization for Standardization (ISO) certification and today maintain our certification as an ISO 9001:2000 compliant company. The International Organization for Standardization describes the 9001:2000 certification as follows: “ISO 9001:2000 specifies requirements for a quality management system for any organization that needs to demonstrate its ability to consistently provide product that meets customer and applicable regulatory requirements and aims to enhance customer satisfaction” (International Organization for Standardization Selection and Use of the ISO 9000:2000 Family of Standards). ISO compliance includes audits by an outside ISO auditing firm every 6 months. These audits examine our product-related policies and procedures, such as product testing, product storage and quality control, as well as service-related policies and procedures, such as internal communications, employee training and standards for service. We have found that ISO is well recognized in Europe, and our European clients respond positively to our ISO certification. ISO compliance is not required by our client contracts.
      In April 2002, we incorporated MedAire Limited in the United Kingdom. Located in Farnborough, the MedAire Limited sales, marketing and training office is responsible for European and Middle Eastern markets.
      In January 2003, we acquired Australia-based Global Doctor Limited, which operated a network of western-standard medical clinics in China, Thailand and Indonesia. Global Doctor was publicly traded on the Australian stock exchange (ASX), and we succeeded to their ASX listing after the acquisition under the new trading symbol MDE. We operate these medical clinics through our wholly-owned subsidiary Global Doctor Limited, incorporated in Samoa, which holds all of the interests in Global Doctor Limited, incorporated in Hong Kong, which, in turn, holds all of the interests in Global Doctor Network (Nanjing) Ltd., incorporated in China, Global Doctor Limited, incorporated in Thailand and P.T. Global Doctor, incorporated in Indonesia.
      In April 2004 we acquired Annapolis, Maryland-based Medical Advisory Systems (MAS) and used the MAS brand to enter the commercial maritime market providing remote medical assistance and pharmaceuticals. Additionally, in April 2004, we relocated all of MAS’ operations to our Arizona facilities.

      In August 2005, our board made the decision to consider the sale of our Global Doctor clinics located in China, other than the evacuation center located in Beijing. Our board based this decision upon a review of the strategic value of the individual clinics in China. Subsequent to this decision, the board later concluded that if a reasonable offer was received for the entire Global Doctor network of clinics, we would entertain such an offer. The board arrived at its decision after a review of the historical financial performance of the Global Doctor entity as follows:

	Six Months Ended		Year Ended
	June 30,		December 31,

	2005	2004	2004	2003

Revenues from external customers	$1,652,790	$1,335,346	$2,784,681	$2,116,000
Intersegment revenues	124,414	123,460	347,843	—
Pre-tax loss	(331,281)	(290,212)	(597,988)	(702,000)
      Although Global Doctor has steadily grown its revenue, the entity has been unable to reach the break-even point in the nearly three years we have owned and operated the network. We are uncertain of the entity’s ability to reach the break-even point in future years and have determined that an on-going preferred provider agreement would be preferable to owning clinics throughout Asia. This would enable our customers to continue to be serviced at the highest levels when traveling in Asia while decreasing the amount of management oversight and cash currently required to operate the clinics. If we sell the entire network of clinics, we expect the impact on our go-forward financial statements to be a decrease to revenue of approximately $3.5 million and a decrease to pre-tax loss of approximately $0.5 million on an annual basis. We have not yet determined whether the Global Doctor clinics will be classified as “assets held for sale” in our financial statements in future reporting periods.
Business Overview
      We brand ourselves as a provider of 24/7/365, real-time, emergency health, safety and security advice, guidance and assistance services. We have in-house expertise and access to outside expert resources to provide people in remote environments with a single-call solution to resolve many medical and security-related situations.
      Complementing our global response capability, we provide clients with medical- and security-related training programs to help them prevent and ultimately better manage medical and/or security situations that may occur within their environments. These education and training services are supplemented by our geographic-specific, on-line information resources and our consulting services.
      In addition to the education services, our “total solution” also includes customizing resources for managing medical and security situations in specific environments in which clients operate. Through our MedSpace division we assemble and distribute medical kits, and security related kits and other products from other companies, such as automated external defibrillators (AEDs), to provide support in the specific environments in which clients operate.
      Today, we support six markets with health, safety and security assistance, education and resource services and products. These markets are Business Aviation, Commercial Aviation, Private Maritime, Commercial Maritime, Business Travelers, and Federal Government (primarily military).
      We plan to continue to grow by expanding deeper into each of our current markets by leveraging our brand, relationships and expertise to find new clients and develop more services and products to sell to existing clients. We sell most of our services under annuity contracts ranging in term from one to five years. Our pricing is, therefore, based on the time period the contract covers, rather than the number of calls a client makes to our GRC. We do offer some transaction-priced services, such as medical evacuations, but in all sales efforts or businesses, our focus is on providing annuity-based services and products and a limited number of transactional services and products that can be converted into annuity types of client relationships. Approximately 82% of our 2004 revenues were derived from annuity type contracts versus 18% of revenue being transaction based.
      Our operations are managed from our Tempe, Arizona-based corporate office, with supported facilities that include: a portion of our Global Response Center (MedLink), located within Banner Samaritan Hospital,

Phoenix, Arizona; our medical kit assembly business, MedSpace, located elsewhere in Phoenix; our European-based sales and training office, located at Farnborough Airport in the U.K.; and our Global Doctor clinics located in China (6), Thailand (1) and Indonesia (1).
      We have two reportable segments: MedAire (MedAire, Inc. and MedAire Limited) and Global Doctor. See Note 9 to the Financial Statements for segment reporting information, including information with respect to our revenues from external customers in the U.S. and abroad. Our foreign operations subject us to certain risks, including foreign currency exchange risk, economic, security and other risks in the markets where we and our clients operate and risks associated with compliance with foreign laws and regulations, each as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors.”
      We do not consider each of our markets to be a reportable segment. Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” provides that a public business enterprise is to report financial and descriptive information about its reportable operating segments about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. Although we track revenues by the markets represented in “MedAire Markets,” we do not track costs in this manner, nor is the information readily available or used by our Chief Operating Decision Maker in deciding how to allocate resources or in assessing performance in our early penetration of what we believe to be our primary strategic markets.
Services and Products
      We believe that in today’s dynamic global market place, managing the well-being of people in remote environments requires care and assistance in the areas of health, safety and security. It is our intention that each of our services and products supports these missions.
      Although we provide services and products into six different markets, the services and products themselves are very similar, with adaptations in order to meet the specific requirements of any given market.
      We provide three broad categories of services and products, which we consider to be our core competencies:

•	24/7/365 Call-in Medical, Safety and Security Assistance;

•	Education, Training and Information; and

•	Resources.
24/7/365 Call-in Medical and Security Assistance
      Our most prominent service is providing clients with a single-call solution to address a medical-, safety-, or security-related situation through direct and real-time consultation with the subject matter experts who are either at or sourced through our GRC.
      The GRC is organized in two physical locations. One portion of the GRC is at the Company’s corporate office in Tempe, Arizona and the other (referred to as MedLink) is within the emergency room of regional medical center, Banner Samaritan Hospital, a level one trauma center located in downtown Phoenix, Arizona. The GRC is able to facilitate communications in any of 140 languages. It also collects significant amounts of statistical data concerning events occurring in its target markets as a by-product of providing its assistance services. The Company shares that data with clients and government agencies such as the Federal Aviation Administration (FAA), which in turn may use the information to develop guidelines and formulate new regulations.
      The GRC operates on a 24/7/365 basis with a complement of communication specialists, nurses, physicians and safety and security professionals. An important component of our GRC is its global network of health and security providers and information on other medical-, safety-, or security-assistance resources around the world. MedLink uses this information to provide guidance to aircraft and ships about potential diversion sites and to coordinate and manage local medical resources such as ambulances and hospitals once a client has landed or made port.
      Calls from Business Aviation, Commercial Aviation and Private Maritime clients are managed at our hospital-based MedLink portion of the GRC. Due to the severe nature of the respective operating environments of clients in these markets, and the fact that all calls are medical in nature, all calls are managed directly by board certified emergency physicians, who also have direct access to other medical specialists. In addition to providing advice and guidance on managing a medical situation, MedLink will contact and coordinate local medical resources, such as ambulances and hospitals, to facilitate a patient’s care once they have landed or made port.
      Due to the wide variety of situations that can prompt a call from Commercial Maritime, Business Travelers and Federal Government markets (see the sample list below), their calls are taken at the Tempe portion of the Global Response Center where they can access the expertise needed to address their respective medical-, safety-, or security-related assistance situations.
      The Tempe portion of the GRC also utilizes the global network and information to facilitate, if needed, local care or to identify the closest, most appropriate sources of assistance, including hospitals, doctors, clinics, dentists, pharmacies and evacuation providers. Services provided through the Tempe GRC include:

•	Medical evacuations;

•	Pre-travel medical and security advice;

•	Medical expense guarantees;

•	Case monitoring;

•	Second opinions;

•	Prescription replacement;

•	Secure ground transportation and similar services;

•	Lost passport assistance;

•	Embassy and consular information;

•	Legal referrals and assistance;

•	Cash advance; and

•	Similar services.
      Additionally, the Tempe GRC is the source for special assistance services to MedAire’s commercial airline clients. Those services include:

•	Passenger Oxygen Assistance (validate and coordinate on-board medical oxygen for passengers);

•	Survivor Management (manage the medical coordination of crash survivors); and

•	Crew Support (case management of crew members who become ill/injured on layover).
Education, Training and Information
      We provide various training programs designed to help clients be prepared to avoid a medical-, safety- and/or security-related situation that may occur within their respective environments, and if one does occur, to manage it effectively in the best manner possible.
      We offer training programs such as: Management of In-flight Illness and Injury Training, Management of Onboard Illness and Injury Training and Know Before You Go security awareness training. Our courses are primarily instructor-lead, although some of our programs are made available on a train-the-trainer basis or as e-learning programs.
      Clients can also become informed about various health and security issues by going to our website (www.medaire.com) and accessing our special regionally-specific information services concerning various regions of the world. Additionally, we provide clients with specialized health-or security-related consulting services, including crisis management consulting and risk and vulnerability assessments, on a customized contract basis.
Resources
      We assemble various types of kits, which are primarily medical in nature, specifically designed for the needs, regulations and environmental requirements of the respective markets that we serve. Our kits can range in price from $99 to more than $12,000. Kits are returned to us either on an annual basis or after they have been opened (whichever comes first) to be refurbished with current date pharmaceuticals. We charge our clients an additional fee to refurbish their kits. We assemble, distribute and refurbish kits from our MedSpace operation in Phoenix, Arizona.
      Kit contents are readily available from multiple suppliers. Ninety-five percent of all kit components are readily available items that we can obtain within five days or less. One of our key suppliers is our current medical kit bag manufacturer whose lead times range from two to five weeks, but we believe that the bags can be easily manufactured by other suppliers to meet our specifications.
      We believe our packaging of the kits and the contents meet or exceed requirements imposed by applicable government regulation. We develop the kits based on our data and experience that we have developed by providing real-time medical advice and guidance in the respective environments for which different kits are built.
      We have sold our kits to most U.S. airlines, as well as many operators of business aircraft and ships throughout the world.
      Through MedSpace, we supply our commercial shipping clients with pharmaceuticals for their onboard medical stores.
      Beyond medical kits and pharmaceuticals, we also resell, and through MedSpace distribute, Automated External Defibrillators (AEDs) for use in responding to sudden cardiac arrest. For people who suffer sudden cardiac arrest, a shock from an AED is often the only intervention that will save their life.
      We first started promoting, selling and supporting AEDs in 1993. Since 2003 we have been recognized by Philips, one of our primary AED suppliers, as one of its highest volume resellers in the United States.
      We also assist the growing remote vital signs monitoring products market. Numerous manufacturers are currently developing monitoring equipment that is intended to enable a person anywhere in the world to have their vitals signs electronically monitored and transmitted via satellite, cellular or other wireless means of communications to medical professionals who may be hundreds or thousands of miles away. Our GRC has been the test receiving site for a number of monitor manufacturers and is the designated receiving site for two such devices. We believe that as such monitoring equipment becomes smaller, lighter and less expensive, a substantial market opportunity may begin to develop for the Company.
Medical Clinics
      In addition to our core competencies of providing 24/7/365 call-in medical, safety and security assistance, education, training and information and resources, we operate a network of western-standard medical clinics in Asia, under the name Global Doctor. Global Doctor operates with six facilities in China, one in Bangkok, Thailand and one in Jakarta, Indonesia, and altogether employs 109 people as of June 30, 2005. We acquired the Global Doctor network in 2003 in an effort to move beyond our remote-care capabilities into direct care. In August 2005, our board made the decision to consider the sale of our Global Doctor clinics located in China, other than the evacuation center located in Beijing. Our board based this decision upon a review of the strategic value of the individual clinics in China. Subsequent to this decision, the board later concluded that if a reasonable offer was received for the entire Global Doctor network of clinics, we would entertain such an offer. For further discussion of this decision, see “Business — History”. The board arrived at its decision after a review of the historical performance of the Global Doctor entity. We have not yet determined whether the Global Doctor clinics will be classified as “assets held for sale” in our financial statements in future reporting periods. See “Management’s Discussion and Analysis of Financial Condition

and Results of Operations” for further discussion of the Global Doctor clinics as well as Note 9 to the Financial Statements which discloses segment reporting information.
MedAire Markets
      We sell our products and services into six different markets where there is a common concern for people working, living or traveling in remote environments. Those six markets are: Business Aviation, Commercial Aviation, Private Maritime, Commercial Maritime, Business Travelers (also known as Travel Assistance) and Federal Government. Of those markets, we consider Business Aviation, Commercial Aviation, Private Maritime and Business Travelers to be our legacy markets — where we are well established. As a result we expect these markets to provide only modest levels of future growth. As detailed below, we believe that both the Commercial Maritime and Federal Government markets will provide us with substantial growth opportunities in the future.
      We have a dedicated sales team for each market. The salespeople assigned to each market are located either regionally or centrally at our Tempe offices. We utilize a broad range of marketing tactics tailored to the respective markets, including tradeshows, direct mail, telemarketing, print advertising, cold calling, public relations and special events.
      In addition to our own sales forces, we utilize third party sales organizations to represent us in the Private Maritime market. We are evaluating the use of third party sales organizations in our other markets.

Business Aviation
      In this market our primary clients are flight departments within major corporations, although our clients also include celebrities, foreign governments and similar high profile clients. We focus our attention primarily on the business jet segment of the Business Aviation market rather than the smaller, privately owned, propeller-driven aircraft segment.
      As of June 30, 2005, we were servicing approximately 1,000 business aviation clients globally with nearly 3,000 business aviation aircraft. Historically, we have targeted our marketing efforts to operators of heavy jets, jets with long distance flight capacity that are suited to international flights.
      We sell our full complement of health and security services and products to the Business Aviation market, including 24/7/365 Global Assistance, training and medical kits. We refurbish the kits after they are used or after they have been onboard an aircraft for a year without being used.
      We believe that we have good relationships with our clients in this market because approximately 90% of our clients in this market with annual contracts (our standard contract term) renewed those contracts in 2004.
      Our revenue from this market in 2004 was approximately $9 million.

Commercial Aviation
      We began providing services to our first Commercial Aviation client in 1988, making this our second market.
      Our 85 Commercial Aviation clients, as of September 6, 2005 include a relatively even mix of regional, national and international carriers. Altogether our Commercial Aviation clients represent approximately 35% of the world’s air passenger traffic based on statistics published by Air Transport World (www.atwonline.com). About half of the carriers are U.S.-based, and the other half are flying under their respective international flag. With our nearest market competitor providing inflight assistance service to two airlines, MedAire holds a dominant position in this market.
      Our 24/7/365 Global Assistance for inflight medical emergencies is the primary MedAire service utilized by our Commercial Aviation clients. By providing relevant information and assistance, we help the crew make informed decisions. Our U.S.-based airline clients can also buy their onboard medical kits from us. We offer a kit refurbishment service to clients who purchase kits from us. For a fee, we will refurbish kits after the kits are used, or after they have been onboard an aircraft for a year without being used. Many airlines provide their own training, and we have not historically focused on selling our training programs into this market.
      Some of our airline clients have indicated that information and assistance from MedAire has enabled them to reduce their number of medical-related diversions. The estimated cost of diversions varies widely in the industry; however, we believe such costs can range from $50,000 (narrow-body jet flying a domestic route) to more than $250,000 (wide-body aircraft on an international route).
      Our revenue from this market in 2004 was approximately $8 million.

Private Maritime
      From our founding, we have supported the Private Maritime market, however, we did not launch a focused and formal sales and marketing effort into this market until 2000.
      We predominantly market to owners of 24 meter (80 feet) and larger yachts (luxury yachts), which generally range in value from $3 million to $100 million. The Private Maritime market is highly transitory throughout the world and is characterized by yachts being bought and sold on a frequent basis. Many times yachts of this caliber are chartered out when not in use by their respective owners, and often management companies will oversee a yacht’s day-to-day care, operation and management. Such vessels can have staffs of 30 or more people.
      MedAire sells its full complement of services and products to the Private Maritime market, including 24/7/365 Global Assistance, training and medical kits. To date, competition from the pharmaceutical/kit supply business has limited the number of kits we are able to sell into this market, and we do not provide a kit refurbishment program. Although we have maritime-based, regulatory compliant training available, only a small fraction of our clients have participated in our training programs.
      We believe key factors to our success in this market have been the positive word-of-mouth support that we receive from our clients and our relationships with key management companies. Approximately 90% of our clients in this market with annual contracts (our standard contract term) renewed those contracts in 2004. We have sales associates who “walk the docks” in the major ports meeting with clients and prospects on a daily basis.
      Our revenue from this market in 2004 was approximately $1.5 million.

Commercial Maritime
      Our primary focus in the Commercial Maritime market is on addressing the needs of trans-ocean freighters and tankers for at-sea medical assistance services as well as pharmaceutical products. We entered the Commercial Maritime market in April of 2004 when we acquired the client contracts of Annapolis, Maryland-based Medical Advisory Systems (MAS). MAS provided medical assistance services and pharmaceuticals exclusively to the commercial shipping industry and sold pharmaceuticals to its client ships. The company had strong brand equity in the industry and had created a labeling convention for its pharmaceuticals which has been generally adopted by the industry. Even with the strong presence of MAS, we share the Commercial Maritime industry with a number of competitors. We continue using the MAS brand, but we are planning to transition many of our commercial maritime clients to the MedAire name over time. Through our Global Response Center we provide our at-sea medical assistance services and continue MAS’ support of the industry with the sale and distribution of pharmaceuticals through our MedSpace division.
      According to current data from Lloyd’s Register of Ships, there are approximately 90,000 commercial ships in the world, including ships on order. Lloyd’s Register is regarded as the “official” listing of the global fleet. As of June 30, 2005 we had approximately 500 commercial maritime vessels under contract representing approximately twenty-five shipping companies. Outside of the U.S., most major maritime countries provide radio-medical assistance which is available to their respectively flagged vessels at no cost, which could limit our ability to maintain and grow our medical assistance services in this market.
      This relatively new market for us generated approximately $770,000 in revenues for 2004.

Business Travelers
      MedAire entered the Business Travelers (Travel Assistance) market in April 2002. We market our services and products in the Business Travelers market under the brand of GlobaLifeline. The Business Travelers market is populated by a number of well established companies providing services, and we are generally seen as a “new” entrant.
      This market encompasses companies throughout the world with international travelers and/or expatriates. Within the United States, where MedAire focuses its attention, the primary market opportunity is with FORTUNE 1000 companies, and with universities and membership organizations that offer medical assistance and/or medical evacuation services as a benefit. Our Business Travelers clients typically employ our GRC services for medical advice and logistics coordination, especially medical evacuations.
      We believe our ability to cross-sell to our existing clients in other markets is a key factor to our success in approaching this market. We already do business with many Fortune 1000 companies by supporting their corporate flight departments and their respective senior executives, who tend to use corporate aircraft. We are working to leverage these existing, long-term relationships to gain access to additional senior-level decision makers who have the authority to choose to provide our services in support of their company’s international travelers and expatriate communities.
      Our revenue from this market in 2004 was approximately $5.3 million.

Federal Government
      We have been providing services to individual government agencies for a number of years because those agencies often utilize business aircraft in carrying out their missions. In 2003, we were awarded a Congressional appropriation to partner with the United States Air Force in support of the MedLink Global Response Initiative (MGRI), which is an Air Force research and development effort investigating the effectiveness of supplementing various forms of military medical capability with that available from the civilian sector. Funding for that program became available in July of 2004. We have completed more than 90% of the work under this program, and all remaining deliverables related to the program will be delivered and the program concluded when the contract expires on December 31, 2005. The MGRI opportunity has provided us with additional opportunities to expand our presence within the Air Force, and we believe it was instrumental in our procuring a small consulting contract with the U.S. Army.
      We believe we have an opportunity in the government sector to expand well beyond military opportunities. Considering potential opportunities with government contractors, we believe the potential market is quite large.
      Our revenue from this market in 2004 was approximately $458,000. We do not currently have a follow-on contract to the MGRI program although we are pursuing other opportunities with the Federal Government.
Clients
      MedAire utilizes a business-to-business sales model. As of June 30, 2005, we have approximately 1,400 clients under contract from our combined six markets. A client may be represented in multiple markets should they own an aircraft and maritime vessel and/or utilize MedAire to provide coverage to their business travelers and/or expatriates. With the exception of the Federal Government market, none of our markets are dominated or heavily influenced in any way by any one client.
      We have not found client utilization of MedAire’s services to be impacted by seasonality.
Competition
      We take our core competencies of remote health, safety and security assistance, education and assembly of kits and packages and sell them as a “total solution” in the various markets the Company serves. We are unaware of any company doing business in any of our markets that has a similar complement of core competencies, although we do have competitors who compete by offering a component part of our total solution and then, in very limited cases, outsourcing other portions of our total solution.

      With respect to each of the three components of our total solution, we have many competitors that come in the form of companies, not-for-profit organizations, institutions (i.e. universities) and government agencies, including those that provide:

•	Physician and/or nurse-level medical assistance on a remote basis to end-users;

•	Logistics management and coordination for medical- and/or security-related evacuations;

•	Corporate security-related services which could range from consulting services to transactional services such security drivers, guards, logistics coordination;

•	Information relative to the health and/or security status for various regions of the world via on-line services, through published works and/or through direct telephone liaison;

•	Information on the availability of medical resources on a geographic basis via on-line services, through published works and/or through direct telephone liaison;

•	Information on the availability of security assistance resources on a geographic basis via on-line services, through published works and/or direct telephone liaison;

•	Training of medical first responders and laypeople with first aid, CPR/ AED and related information via instructor-led programs and/or computer-based programs;

•	The assembly and/or distribution of medical kits; and

•	The distribution of automated external defibrillators (AEDs).
      There are not any instances where any of these companies compete in every market in which we operate. However, one company, International SOS, which dominates the Business Travelers market, will occasionally compete with us in the Business and Commercial Aviation markets.
      We expect that similar segmented competition will increase as other established and emerging companies enter our markets, as new products, technologies and regulations are introduced and as new competitors enter the markets. For example, currently, all European Union flagged countries are required to provide free access to medical assistance for any flagged ships. There are not any parameters defining what level of free medical assistance is required which enables us to successively compete based on quality of service. However, it is possible that such regulations may create marketing challenges for us going forward. Increased competition may result in price reductions, lower gross margins and loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.
      We believe that the principal competitive factors in our markets include, or are likely to include, product performance and features, price, ease-of-use, quality of support and service, time to implement, ease of customization, sales and distribution capabilities, strength of brand name and overall cost of ownership. We believe that we compete effectively with our competitors with respect to these factors although some of our competitors have greater financial, technical, product development, marketing and other resources than we do. In certain markets, these organizations may be better known than we are and have more clients than we do. We cannot provide assurance that we will be able to compete successfully against these organizations.
Regulatory Matters
      The delivery of healthcare services and products in the United States is heavily regulated under federal and state law. Federal and state agencies regulate the practice of medicine and establish licensing and reimbursement requirements. In addition, through fraud and abuse laws, federal and some state agencies prohibit payments for the referral of patients to a person participating in, or for the order, purchase or recommendation of items or services that are subject to reimbursement by Medicare, Medicaid and other federal or state healthcare programs or third-party payers. While we have attempted to structure our business activities in a manner that will not constitute the practice of medicine or involve prohibited referrals, federal and/or state healthcare regulatory authorities may determine that, in a particular case or generally, we are engaged in the practice of medicine through the activities of our doctors or other healthcare professionals on or through our web site. There is also a risk that our relationships with hospitals and other sponsors, e-commerce vendors and other companies may have implicated or violated laws governing the sale of healthcare products and laws prohibiting referral arrangements. We do not research the laws of each of the 50 states or obtain opinions or rulings from federal and state agencies with authority to enforce these laws. A finding that our business activities violate any of these laws or statutes may have a material adverse effect on our business, financial condition and results of operations.
      The nature of our business requires us to follow various guidelines put in place by the Food and Drug Administration (FDA) and the Federal Aviation Administration (FAA) (i.e., HazMat shipping, etc.). We have had representatives from each of these regulatory bodies on-site who have inspected our facilities and have provided us with the appropriate guidance for any regulations that may apply. Additionally, as a licensed wholesale pharmacy in the State of Arizona, we are audited annually by the Arizona State Board of Pharmacy to ensure that we are in compliance with their rules and regulations.
      We handle most of the monitoring of the various agency regulations and compliance in-house. We are subscribed to an electronic watch notification service for the FDA, FAA, Centers for Disease Control (CDC), Research and Special Programs Administration (RSPA), Federal Transit Administration (FTA) and the Department of Transportation (DOT) which provides daily notifications on regulatory matters. Additionally, we have relationships in place with legal counsel who are considered experts in the varying fields of regulation. Therefore, we are able to access counsel for any matters that cannot be addressed in-house.
      The delivery of healthcare products and services is similarly heavily regulated in the foreign countries in which we operate. Our Global Doctor subsidiaries are subject to oversight and control by the national ministries of health in the countries in which they operate as well as local regulation. Regulations to which our Global Doctor subsidiaries are subject include general corporate registration and incorporation guidelines specific to international companies and foreign investment, licensing of healthcare operations, restrictions on ownership and regulations applicable to billing and pricing of healthcare services and pharmaceuticals. On a local level, our Global Doctor clinics are subject to ongoing licensing and inspection regimes. Physicians and nurses in each location are also subject to the appropriate accrediting authorities. Our MedAire Limited and Global Doctor subsidiaries address local regulations and issues independent of MedAire. They have implemented policies and procedures that we believe are designed to provide reasonable assurance of their compliance with local laws and regulations. Additionally, they have relationships in place with local legal counsel who can be consulted about issues that may arise in the varying fields of regulation.
Research and Development
      We do not have any formal research and development programs underway. However, we are heavily involved with continuous quality improvement through our ongoing efforts to maintain our ISO 9001:2000 certification. These efforts are focused on continuously improving policies, procedures and protocols for the quality delivery of our many services to our clients. We have maintained our ISO certification since 2001.
Intellectual Property
      We have been providing emergency medical assistance into remote environments through telecommunication links (telemedicine) for nearly 20 years. In that time we have defined and refined proprietary processes, procedures, protocols and resources to successfully carry out this mission in a profitable manner. These efforts were recognized by the American Telemedicine Association (ATA) with that association’s awarding of its first industry “Innovation” award in 2004.
      Additionally, throughout our years of operation, we have collected data and statistics about medical events occurring in certain remote environments. We believe that this historical data and the information and resulting knowledge that is gleaned from it, is proprietary and very difficult to replicate.
      We own and maintain registered trademarks and patents as set forth in the table below. The majority of our medical kits are custom embroidered with these various trademarks, and our kits are shipped to numerous locations throughout the world.
      For a trademark registration to remain valid, an Affidavit of Use must be filed: (1) between the fifth and sixth year following registration, and (2) within the year before the end of every ten-year period after the date of registration. The registrant must also file a Section 9 renewal application within the year before the expiration date of a registration, or within a grace period of six months after the expiration date. Assuming that

Affidavit of Use is timely filed, registrations granted prior to November 16, 1989 have a 20-year term, and registrations granted on or after November 16, 1989 have a 10-year term. Renewal periods are for the same terms.
      We intend to continue to protect our proprietary information and maintain our various trademarks so that the brand recognition that we have built will continue to allow us to be recognized on a global level.
      Our trademarks and information regarding their respective dates of registration, classifications and registration numbers are set forth in the table below.

	Date
Trademark	Registered	Classification	Registration #

MedAire	11/7/1989	10	1564284
MedAire	12/11/1990	41	1627711
MedAire	8/3/1999	42	2266215
MedAire	8/17/1999	10	2270241
MedAire	2/29/00	5	2322805
MedAire	3/7/00	16	2325149
MedLink	11/7/1989	38	1565063
MedLink	1/18/2000	42	2308275
MedLink	9/11/01	35	2486591
MedLink	3/12/02	38	2548255
MedLink	7/26/05	5	2976328
MedSpace	10/17/2000	35	2394840
GlobaLifeline	5/24/2005	44 & 45	2955277
MedLink Lifeline	4/4/2000	42	2337079
Expert Care, Everywhere	8/13/02	41 & 42	2606638

	Date
Patents	Registered	Classification	Number

Method and system for identifying medical facilities along a travel route	9/13/05	701/209; 340/995.19	6,944,536
      We also own a number of Internet domains not all of which are currently being used. Domains include medaire.com (in use since 1996), globalifeline.com, MAS1.com, GlobalDoctor.com.au, and eGlobalDoctor.com.
Employees
      As of June 30, 2005 we employed 247 people on a global basis. Of that number, 131 are in the United States, 7 are in Europe and 109 are in Asia.
Seasonality
      The Company has not found product sales to be materially impacted by seasonality. Although the Company’s sales of service contracts into various markets may fluctuate throughout the year, because the Company recognizes revenue on a straight-line basis over the life of the contract, the Company does not experience significant seasonal fluctuations in revenues.
Backlog Orders
      We generally do not receive firm backlog orders for our products. We fulfill and ship our product orders on demand and rarely have pending orders at the end of a financial reporting period.

Financial Information About Geographic Areas
      The chart below sets forth the revenues from external customers attributed to the United States and all foreign countries. We attribute revenues to a country based on the location of the customer. For a description of our holdings of long-lived assets in the United States and abroad, please see Note 9 to the Financial Statements. Our foreign operations subject us to certain risks, including foreign currency exchange risk, economic, security and other risks in the markets where we and our clients operate and risks associated with compliance with foreign laws and regulations, each as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors.”

	June 30,	June 30,
	2005	2004	December 31,	December 31,	December 31,
	Revenues	Revenues	2004	2003	2002
	(Unaudited)	(Unaudited)	Revenues	Revenues	Revenues

United States	$8,423	$8,763	$17,071	$12,600	$8,983
United Kingdom	1,210	930	2,075	956	726
Thailand	1,120	384	774	438	—
Australia	537	116	449	100	77
United Arab Emirates	356	77	181	133	125
Indonesia	316	218	500	460	—
Portugal	264	86	231	137	86
Canada	225	220	427	580	651
China	215	733	1,963	1,213	—
Mexico	189	132	218	181	102
Ireland	183	—	—	—	—
Brazil	103	66	146	74	—
Saudi Arabia	103	87	105	118	—
Switzerland	90	—	102	73	—
Italy	66	—	—	—	—
France	54	—	—	65	—
Netherlands	49	—	—	—	—
Denmark	48	—	—	—	—
Sweden	38	—	—	—	—
Cyprus	36	—	—	—	—
Finland	—	38	—	—	—
Monaco	—	37	—	72	68
Luxemborg	—	—	237	—	—
Hong Kong	—	—	—	—	86
Other countries	424	352	879	398	432

Total	$14,049	$12,239	$25,358	$17,598	$11,336

TOTAL US	$8,423	$8,763	$17,071	$12,600	$8,983

TOTAL NON US	$5,626	$3,476	$8,287	$4,998	$2,353

Item 2.	Financial Information.
Selected Financial Data
      The following table presents selected historical financial data for the Company. The summary historical consolidated balance sheet data as of December 31, 2004, 2003, 2002, 2001 and 2000 of the Company and the summary consolidated statement of operations data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements. The following should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements included in this Registration Statement.
      The following events significantly impacted the Company’s financial results and make year to year comparisons inappropriate. Our past results and/or growth rates are not indicative of future results.

•	MedAire’s acquisition of Global Doctor Limited in January 2003. This acquisition increased the Company’s revenues by $2.1 million in 2003 over 2002.

•	MedAire’s initial expansion into the Business Travelers market resulted in increased revenues in 2003 and 2004 primarily as a result of a gross-up of revenue and expense related to medical and evacuation fees. Although we expect this expansion to continue, we expect the growth rates will be much slower as we do not anticipate adding large crew assistance customers as we did in late 2003 and early 2004.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	For the Years Ended December 31,

	2004
	(Restated)	2003	2002	2001	2000

	(In thousands except per share data)
Revenue	$25,358	$17,598	$11,336	$11,373	$9,537
Expenses
Cost of revenues	16,975	12,005	7,493	6,171	5,722
Sales & marketing	4,157	3,724	2,583	2,653	2,386
General & administrative	3,341	2,561	1,541	1,814	746
Excess purchase price	—	715	—	—	—
Depreciation and amortization	996	596	451	344	259

Operating income (loss)	(111)	(2,003)	(732)	391	424

Other income (expense)	47	65	11	60	81
Income tax expense (benefit)	958	(867)	(182)	110	87
Minority interest in net income of minority subsidiary	—	(149)	(97)	(54)	(25)

Net (loss) income	$(1,022)	$(1,220)	$(636)	$287	$393

Basic and diluted net loss per common share	$(.02)	$(.02)	$(.02)	$0.00	$0.00

CONDENSED CONSOLIDATED BALANCE SHEET DATA:

	As of December 31,

	2004
	(Restated)	2003	2002	2001	2000

	(In thousands except per share data)
ASSETS
Current assets
Cash and cash equivalents	$1,335	$3,953	$1,144	$1,713	$1,725
Other current assets	7,396	5,001	2,353	1,731	2,056

Total current assets	8,731	8,954	3,497	3,444	3,781

Fixed assets, net	2,345	1,662	1,367	1,128	833
Goodwill	928	928	—	—	—
Identifiable intangibles, net	838	610	28	22	4
Other long term assets	167	1,100	917	299	—

Total assets	$13,009	$13,254	$5,809	$4,893	$4,618

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$9,632	$9,129	$3,610	$2,467	$2,545
Long term liabilities	917	982	1,246	905	715

TOTAL LIABILITIES	10,549	10,111	4,856	3,372	3,260
Stockholders’ equity
Common stock	55	53	36	36	36
Additional paid in capital	5,501	5,088	1,611	1,610	1,609
Accumulated deficit	(2,883)	(1,861)	(641)	(4)	(291)
Accumulated other comprehensive loss	(213)	(137)	(53)	(121)	4

Total Liabilities and Stockholders’ Equity	$13,009	$13,254	$5,809	$4,893	$4,618

      Please refer to the Notes to the Consolidated Financial Statements on pages F-10 through F-31 for consideration.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
      You should read the following discussion together with the consolidated Financial Statements and related notes contained elsewhere in this Registration Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described in this section under “Risk Factors” and elsewhere in this Registration Statement.

Overview
      Established in 1985, we provide integrated health and security solutions to companies that are responsible for employees, customers and guests who are at risk as a result of living, working or traveling in remote environments. These solutions are comprised of three major components: 24/7/365 situation management services, including real-time medical assistance from board certified emergency physicians; training, education and information; and medical resources such as medical kits. We sell these services and products into six markets: Business Aviation, Commercial Aviation, Private Maritime, Commercial Maritime, Business Travelers, and Federal Government.
      We were originally incorporated in the State of Arizona in 1985 as MedAire Incorporated and reincorporated in the State of Nevada in 2002 as MedAire, Inc. From 1986 until April 2002, we primarily sold into three core markets, Business Aviation, Commercial Aviation and Private Maritime.

      In October 1998, we entered into a memorandum of understanding with MedCrew, LLC to form a joint venture, MedSpace. MedSpace’s principal activity was to develop and market medical kits to the aviation industry and such other markets to be determined. MedSpace was owned 46% by MedAire, 5% by Joan Sullivan Garrett, then MedAire’s President and CEO, and 49% by MedCrew, LLC. Our share of the results of operations of MedSpace and the fair value of their assets and liabilities were included in our consolidated financial statements as of the date of formation of the joint venture.
      In June 2001, we entered into a strategic alliance agreement with Global Doctor Limited in connection with which we acquired a 10% ownership interest in Global Doctor for $500,000. During 2002, our interest was diluted to approximately 6.25%. Global Doctor clinics provide western standard primary health care and emergency evacuation and medical assistance to international corporate travelers, expatriates, tourists and affluent members of their respective communities.
      In April 2002, we established our United Kingdom based subsidiary, MedAire Limited. The principal office is located in Farnborough, outside of London. The primary objective of this subsidiary was to increase sales activities directed at the European and Middle Eastern markets.
      Also in April 2002, we launched a new key product offering, GlobaLifeline, directed at serving the medical and security needs of international business travelers and expatriates from U.S. corporations, resulting in MedAire’s expansion into our fourth market, Business Travelers.
      In January 2003, we acquired the remaining outstanding shares of Global Doctor in a merger transaction. We paid cash of $6,210, issued 10,753,765 shares of common stock, and issued 1,110,824 options to purchase our common stock to Global Doctor shareholders. The transaction was recorded under the purchase method of accounting and the results of operations of Global Doctor and the fair value of the assets acquired and liabilities assumed were included in our consolidated financial statements beginning on the acquisition date. In connection with this acquisition, we recorded $712,000 in intangible assets that are being amortized over periods of three to fifteen years. We also recorded $928,000 of goodwill. The goodwill recorded, per SFAS No. 142, “Goodwill and Other Intangible Assets,” is not amortized until a point where it is considered to be impaired. We have a third party valuation performed on the balance at least each year to confirm whether events and circumstances continue to support the carrying value. We would recognize an impairment loss if the carrying amount of the goodwill exceeded its fair value as determined by the third-party valuation firm. A valuation was performed as of June 30, 2005 in connection with the review of the strategic value of the Global Doctor China clinic locations. No impairment existed at the time of the valuation.
      Global Doctor was publicly traded on the Australian Stock Exchange (ASX) and, as a result of the merger, we retained the public listing. MedAire shares opened for trading on the ASX under the symbol MDE in January 2003.
      In July 2003, we were awarded a $1 million congressional appropriation to assist the United States Air Force with a research and development project and provide goods and services to the U.S. Federal Government. This marked our entrance into a fifth market, the Federal Government.
      In October 2003, we issued 6,000,000 shares of common stock for $3,083,000, or $0.51 per share, in a private placement transaction for equity financing. We paid a 3.5% placement fee ($106,722) on the share issuance and capitalized direct costs of $9,992 which were directly associated with this exempt offering.
      In December 2003, we acquired the remaining 54% of our joint venture, MedSpace, as well as paid an amount to settle a management agreement in a merger transaction. MedSpace was merged into MedAire and now operates as a division of MedAire. We paid MedCrew, LLC $1,000,000 and Joan Sullivan Garrett $102,041 in cash for their interests. The settlement of the management agreement related to the excess cost paid to buy-out the remaining 54% ownership of MedSpace that was in excess of the fair market value of the net assets acquired. The assets and liabilities acquired in the transaction were recorded at fair market value resulting in net assets of $387,474. The remaining cost to buy-out the 54% ownership of $714,567 was recorded as a charge to operations in December 2003. The additional $714,567 was the negotiated price with MedCrew, LLC at which they agreed to sell their ownership to the Company and terminate their management services agreement. Based upon a third party valuation, we determined that it would not be appropriate to record goodwill for the $714,567 and thus recorded a charge to operations in the period of the acquisition.

      In April 2004, we acquired substantially all of the assets of the Medical Advisory Services (MAS) division of Digital Angel Corporation. MAS provided medical advisory services to the commercial maritime industry. We paid Digital Angel Corporation $386,005 in cash for MAS. We recorded the transaction under the purchase method of accounting, and we included the results of operations of MAS and the fair value of the assets acquired and liabilities assumed in our consolidated financial statements beginning on the acquisition date. In connection with this acquisition, we recorded $420,000 in intangible assets that are being amortized over periods of one to five years. The acquisition of MAS marked our entrance into a sixth market, Commercial Maritime.
      In August 2005, our board made the decision to consider the sale of our Global Doctor clinics located in China, other than the evacuation center located in Beijing. Our board based this decision upon a review of the strategic value of the individual clinics in China. Subsequent to this decision, the board later concluded that if a reasonable offer was received for the entire Global Doctor network of clinics, we would entertain such an offer. The board arrived at its decision after a review of the historical financial performance of the Global Doctor entity. For further discussion of this decision, see “Business — History”. We have not yet determined whether the Global Doctor clinics will be classified as “assets held for sale” in our financial statements in future reporting periods.

Key Trends Influencing our Operating Results
      The following represents key trends that are currently influencing our operations. The Company cannot be assured that these trends will continue to affect future results of operations.
      Globalization influences our operating results by creating more demand for GlobaLifeline services. As companies continue to expand and “go global,” their need to provide medical and security services for their traveling employees increases. Our GlobaLifeline service offering provides corporations with an answer to their concerns about providing a certain level of care to their employees. The increase in world travel, particularly via commercial airline, influences our operating results. Contractual pricing with commercial airlines is based upon the amount of RPK’s (revenue passenger kilometers) flown in the prior year. As the amount of RPK’s increases, and assuming we maintain our commercial airline clients, our results of operations will be positively impacted.
      While we believe that the continued globalization movement will continue to be a source of growth for MedAire, it does carry risks. Any events that could, for any reason, lead to a reduction in either domestic or international travel could have a negative impact on MedAire’s overall business due to a slowing in global commerce. Such destabilizing events could include pandemic events, such as was experienced with SARS, terrorist activity of similar or greater magnitude than the September 11, 2001 events in the U.S., or major disruptions to the general availability of fuel.
      The increase in regulations affecting the markets in which we operate influences our operating results. As an example, in April 2004, the U.S. Federal Aviation Administration’s (FAA) regulation that mandated all U.S. commercial aircraft carry enhanced medical kits and automated external defibrillators (AEDs) onboard went into effect. This resulted in a significant increase in equipment revenue in the last two quarters of 2003 and the first two quarters of 2004. Additionally, because we have a lower margin on kit refurbishments than new kit sales, we have experienced a decline in gross margins related to equipment. We are actively working on process improvements to increase efficiency in the kit refurbishment process in an attempt to raise the margin on kit refurbishment and reverse this trend. Future actions by regulatory bodies may continue to have an impact on our operations as companies are forced to provide an enhanced level of care to their employees or customers.
      Although significant terrorist events may reduce the demand for global travel, as discussed above, the continued threat of terrorist activity has an impact on our results of operations by increasing the need for security consulting and services.
      Our Business Aviation revenues are influenced by increasing fractional ownership of business aircraft. The three largest providers of fractional ownership are not our clients. As these providers gain clients, if we are not able to obtain their business, our revenues from the Business Aviation market may decline.

Critical Accounting Policies and Estimates
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company believes that its critical accounting policies are those that require significant judgments and estimates such as those related to revenue recognition, impairment and useful lives of intangible assets and goodwill and income taxes. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.
Revenue Recognition
      We provide products and services to our customers primarily on a contract basis, normally covering one to five year periods. We recognize revenue on products (medical kits and AED’s) when we ship the equipment, while we record the service portion (MedLink and other access fees) of the contract as deferred revenue and recognize such revenue on a straight-line basis over the life of the contract. We recognize revenue from non-contractual services (evacuations, security consulting, additional training and education) as we perform the services. Shipping and handling charges to customers are included in revenue. Shipping and handling costs incurred by the Company are included in costs of revenues.
      Revenue from multiple-deliverable arrangements are accounted for as separate units of accounting because the delivered items have value on a stand alone basis, there is objective and reliable evidence of the fair value and delivery or performance of the undelivered item is probable and in the Company’s control.
      In 2002, the Company introduced GlobaLifeline. Revenue from GlobaLifeline includes membership and access fees, patient consultations, evacuations, security services and web based information services. A large percentage of the patient consultations and evacuations are fulfilled by third party providers. The Company recognizes revenue based on the gross amount billed to the customer because it has earned revenue from the sale of services. This revenue is included in services revenue, and the corresponding cost is included in cost of services.
      A customer may have an annual contract that entitles them to a package containing MedLink access, training vouchers and one medical kit. In accordance with our revenue recognition policy, the revenue from the medical kit would be recognized upon shipment while the revenue associated with the MedLink access and the training vouchers would be deferred and recognized on a straight-line basis over the one-year period the contract covers.
Identifiable intangibles and goodwill
      Identifiable intangibles and goodwill were recorded upon the initial acquisitions of Global Doctor and Medical Advisory Services and represent the excess of the purchase price over the fair market value of the assets acquired (see Note 14 to the Financial Statements). SFAS No. 142, “Goodwill and Other Intangible Assets,” prescribes a two-step process for impairment testing of goodwill and long-lived assets when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. Goodwill is not amortized but is tested annually for impairment, or more frequently if events or changes in circumstances indicate the assets might be impaired. There were indicators of impairment in the six months ended June 30, 2005 and 2004 and years ended December 31, 2004 and 2003, however no impairment existed for those periods.
      Identifiable intangibles have the following estimated useful lives:

Software	1 to 3 years
Permits and agreements	2 to 7 years
Customer list and contracts	5 years
Other	1 to 5 years
Tradename and trademarks	5 to 7 years

Income taxes
      Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
Subsequent events
      In August 2005, the Board of Directors made the decision to investigate the sale of the assets of the Global Doctor China clinics. The decision to sell these assets was based upon a review of the strategic value of the individual clinics in China, exclusive of the evacuation center in Beijing. The total assets of the individual clinics in China, exclusive of the evacuation center in Beijing, are approximately $834,000, and their liabilities are approximately $179,000. Subsequent to this decision, the board later concluded that if a reasonable offer was received for the entire Global Network of clinics, we would entertain such an offer. The board arrived at its decision after a review of the historical financial performance of the Global Doctor entity. For further discussion of this decision, see “Business — History”.
      It has not yet been determined whether the assets will be classified as held for sale in accordance with SFAS No. 144 in future reporting periods.

Results of Operations
      The following table sets forth the historical revenue mix of the company expressed as a percentage of total revenues as well as the costs of revenues expressed as a percentage of their respective revenue types for each period. We believe that the period-to-period comparisons of our operating results may not be indicative of results for any future period.

	June 30, 2005	June 30, 2004	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Revenues, net
Service	65.8%	58.6%	63.1%	57.3%	52.8%
Equipment	21.2%	30.1%	25.4%	29.7%	31.1%
Education	13.0%	11.3%	11.5%	13.0%	16.1%

Total revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of revenues
Service	66.4%	66.6%	67.7%	63.4%	51.3%
Equipment	74.6%	61.4%	69.2%	78.3%	77.8%
Education	51.3%	65.8%	57.7%	66.5%	91.8%

Total costs of revenues	66.2%	64.9%	66.9%	68.2%	66.1%
Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Revenues
      Revenues in the six months ended June 30, 2005 were $14.0 million compared to $12.2 million in the six months ended June 30, 2004, an increase of $1.8 million or 15%. No one customer accounted for more than 10% of our revenues in the six months ended June 30, 2005 or 2004. We increased prices most recently three years ago in relation to the cost of our operations, however price increases are not currently done at scheduled intervals.
      Service Revenues. Our service revenues increased to $9.2 million in the six months ended June 30, 2005 from $7.2 million in the six months ended June 30, 2004, an increase of 29%. The increase in service revenues was related to an increase of $1.2 million in GlobaLifeline services and $0.8 million in MedLink services. The increase in GlobaLifeline services was primarily driven by an increased demand for security consulting services and increased revenue from our Global Doctor clinics. The increase in MedLink services was primarily driven by an increase in business aviation customers in the U.S. and Europe. Service revenues represented 66% and 59% of our total revenues for the six months ended June 30, 2005 and 2004, respectively
      Equipment Revenues. Our equipment revenues decreased to $3.0 million in the six months ended June 30, 2005 from $3.7 million in the six months ended June 30, 2004, a decrease of 19%. The decrease in equipment revenues, principally representing medical kits and kit repairs, was primarily the result of the U.S. Federal Aviation Administration’s (FAA) regulation that mandated all U.S. commercial aircraft carry new medical kits onboard. The regulation was effective April 2004, and caused strong demand in the first half of 2004 from clients upgrading or replacing their kits to meet new regulations. We did not expect to sustain the 2004 equipment revenue growth rate in future years. Equipment revenues represented 21% and 30% of total revenues for the six months ended June 30, 2005 and 2004, respectively.
      Education Revenues. Our education revenues increased to $1.8 million in the six months ended June 30, 2005 from $1.4 million in the six months ended June 30, 2004, an increase of 32%. The increase in education revenues primarily relates to an increased business aviation client base requiring education services. Education revenues represented 13% and 11% of total revenues for the six months ended June 30, 2005 and 2004, respectively.

Cost of Revenues
      Cost of Service Revenues. Cost of service revenues consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our Global Response Center (GRC). Our cost of service revenues increased to $6.1 million in the six months ended June 30, 2005 from $4.8 million in the six months ended June 30, 2004, an increase of 28%, representing 66% and 67% as a percentage of service revenues in the respective periods. The absolute dollar increase was primarily attributable to the hiring and training of additional personnel to support our growing customer base, in addition to the provider-related costs associated with security consulting and client medical consultations and evacuations. We expect service costs as a percentage of service revenue to vary from period to period depending upon product mix and the fluctuation in demand for medical evacuation services.
      Cost of Equipment Revenues. Cost of equipment revenues consists primarily of medical kit supplies as well as personnel costs to assemble the kits. Cost of equipment revenues decreased to $2.2 million in the six months ended June 30, 2005 from $2.3 million in the six months ended June 30, 2004, a decrease of 2%, representing 75% and 61% as a percentage of equipment revenues in the respective periods. The absolute dollar decrease was primarily attributable to a decrease in equipment revenue. We expected the cost of equipment to increase as a percentage of equipment revenue as the product mix shifted to additional kit refurbishments versus new kits. Kit refurbishments carry a significantly lower gross margin than new kits. We expected this shift in product mix due to the increased number of new kits sold during the six months ended June 30, 2004 due to the FAA mandate that needed refurbishment during the six months ended June 30, 2005. In addition, the margins associated with AED’s have decreased due to a declining sales price point in the AED market.
      Cost of Education Revenues. Cost of education revenues consists primarily of personnel related costs to produce and deliver training courses to our clients. Cost of education revenues remained constant at $0.9 million in the six months ended June 30, 2005 and 2004, representing 51% and 66% as a percentage of education revenues in the respective periods. The improvement in margin relates to efficiencies created in the delivery of services.

Operating Expenses
      Sales and Marketing Expenses. Sales and marketing expenses consist primarily of compensation for the sales force and marketing and promotional costs to increase brand awareness in the marketplace and to generate sales leads. Sales and marketing expenses increased to $2.4 million in the six months ended June 30, 2005 from $1.8 million in the six months ended June 30, 2004, an increase of 31%. The increase reflected the additional staffing associated with the sales force, which was a factor in the revenue growth the Company experienced during the same period. In addition, the Company established a tele-leads marketing group to increase lead production for the sales staff. Sales and marketing expenses represented 17% and 15% of our total revenues for the six months ended June 30, 2005 and 2004, respectively. We anticipate sales and marketing expense as a percentage of revenues to remain relatively consistent in future periods.
      General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, as well as outside professional fees. General and administrative expenses increased to $2.3 million in the six months ended June 30, 2005 from $1.9 million in the six months ended June 30, 2004, an increase of 22%. The increase reflected the increased staffing and related expenses necessary to manage and support the expansion of our operations. General and administrative expenses represented 16% and 15% of our total revenues for the six months ended June 30, 2005 and 2004, respectively. We anticipate general and administrative expenses to increase as a percentage of revenues in future periods due to the cost associated with becoming compliant with the Commission’s rules and regulations, including those imposed in accordance with the Sarbanes-Oxley Act of 2002.
      Depreciation and Amortization Expenses. Depreciation and amortization expenses consist primarily of depreciation related to computer equipment, software and furniture and fixtures as well as amortization of specifically identified intangible assets. Depreciation and amortization increased to $0.5 million in the six months ended June 30, 2005 as compared to $0.4 million the six months ended June 30, 2004, an increase of 28%. The increase is associated with additional depreciation related to operational systems put into use by the Company.

Other Income and Expenses
      Interest Income. Interest income remained consistent during the six months ended June 30, 2005 as compared to the six months ended June 30, 2004.
      Interest Expense. Interest expense decreased to $15,000 in the six months ended June 30, 2005 from $32,000 in the six months ended June 30, 2004, primarily due to the repayment of debt that was assumed as part of the Global Doctor acquisition.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues
      Revenues in the year ended December 31, 2004 were $25.4 million compared to $17.6 million in the year ended December 31, 2003, an increase of $7.8 million, or 44%. Approximately 76% of this increase was caused by an increase in service revenues, described below. No one customer accounted for more than 10% of our revenues in the years ended December 31, 2004 or 2003.
      Service Revenues. Our service revenues increased to $16.0 million in the year ended December 31, 2004 from $10.1 million in the year ended December 31, 2003, an increase of 59%. The increase in service revenues was primarily related to increased sales of our service offering to corporations with business travelers and expatriates, which is branded as GlobaLifeline. Revenue from GlobaLifeline services increased to $7.3 million in the year ended December 31, 2004 from $3.3 million in the year ended December 31, 2003, an increase of 122%. In addition to increasing the number of customers under contract, 2004 was the first full year of supporting the traveling crew members for two large international commercial airline customers. The revenue and expense related to crew assistance is recorded on the gross basis, thus significantly contributing to the 122% increase in revenue. Revenue from GlobaLifeline services includes membership and access fees, patient consultations, evacuations, security services and web based information services. We anticipate future growth rates for GlobaLifeline service revenue will be significantly lower than experienced during 2004 primarily due to not adding large crew assistance customers. This has a significant impact on revenue because the medical consultations and evacuations which are often fulfilled by third party providers are included in revenue as noted in our revenue recognition policy.
      Subscriptions to MedLink services, provided by our Global Response Center (GRC) increased $1.6 million or 23%. The increase related to a 107% increase in the maritime market and a 16% and 13% increase in the commercial aviation and business aviation markets, respectively. The acquisition of the MAS business as well as organic growth in the private maritime market were the main contributors to the strong growth in the combined Commercial and Private Maritime markets. Service revenues represented 63% and 57% of our total revenues for the years ended December 31, 2004 and 2003, respectively.
      Equipment Revenues. Our equipment revenues increased to $6.4 million in the year ended December 31, 2004 from $5.2 million in the year ended December 31, 2003, an increase of 23%. The increase in equipment revenues, principally representing medical kits and kit repairs, was primarily the result of the U.S. Federal Aviation Administration’s (FAA) regulation that mandated all U.S. commercial aircraft carry new medical kits onboard. The regulation was effective April 2004, and caused strong demand in the first half of 2004 from clients upgrading or replacing their kits to meet new regulations. We do not expect to sustain the 2004 equipment revenue growth rate in future years. Equipment revenues represented 25% and 30% of total revenues for the years ended December 31, 2004 and 2003, respectively.
      Education Revenues. Our education revenues increased to $2.9 million in the year ended December 31, 2004 from $2.3 million in the year ended December 31, 2003, an increase of 27%. The increase in education revenues primarily relates to an increased client base requiring education services. Education revenues represented 12% and 13% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Cost of Revenue
      Cost of Service Revenues. Cost of service revenues consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our Global Response Center. Our cost of service revenues increased to $10.8 million in the year ended December 31, 2004 from $6.4 million in the year ended December 31, 2003, an increase of 69%, representing 68% and 63% as a percentage of services revenue in the respective periods. The absolute dollar increase was primarily attributable to the hiring and training of additional personnel to support our growing customer base in addition to the provider-related costs associated with client medical evacuations and consultations for our GlobaLifeline customers. The increase as a percentage of service revenues relates to a change in product mix. The increase in demand for medical evacuation and consultation services, which carry a lower margin than the Company’s other services was the main contributing factor to this change. The low margin associated with medical evacuation and consultation services significantly impacts overall service revenue margins. Service costs excluding medical evacuations and consultation services were 61% and 60% of service revenue for the years ended December 31, 2004 and 2003, respectively. We expect service costs as a percentage of service revenue to vary from year to year depending upon product mix and the fluctuation in demand for medical evacuation and consultation services.
      Cost of Equipment Revenues. Cost of equipment revenues consists primarily of medical kit supplies as well as personnel costs to assemble the kits. Cost of equipment revenues increased to $4.4 million in the year ended December 31, 2004 from $4.1 million in the year ended December 31, 2003, an increase of 9%, representing 69% and 78% as a percentage of equipment revenues in the respective periods. The absolute dollar increase was primarily attributable to the increase in equipment revenue. The improvement in margin on this business relates to operational and administrative efficiencies and synergies created by the acquisition of the minority interest in MedSpace, Inc. in December 2003, as well as increased margins associated with new kit sales due to the FAA mandate noted above. MedSpace assembles and refurbishes medical and security kits for our clients. We expect cost of equipment to increase as a percentage of equipment revenue as the product mix shifts to additional kit refurbishments versus new kits. Kit refurbishments carry a lower gross margin than new kits. We expect this shift in product mix due to the increased number of new kits sold during 2004 that will need refurbishment during 2005.
      Cost of Education Revenues. Cost of education revenues consists primarily of personnel related costs to produce and deliver training courses to our clients. Cost of education revenues increased to $1.7 million in the year ended December 31, 2004 from $1.5 million in the year ended December 31, 2003, an increase of 11%, representing 58% and 66% as a percentage of education revenues in the respective periods. The absolute dollar increase was primarily attributable to the increase in education revenues. The improvement in margin relates to efficiencies created in the delivery of services. We expect to see margins from education continue to increase as we continue to focus on operating efficiencies.

Operating Expenses
      Sales and Marketing Expenses. Sales and marketing expenses consist primarily of compensation for the sales force and marketing and promotional costs to increase brand awareness in the marketplace and to generate sales leads. Sales and marketing expenses increased to $4.2 million in the year ended December 31, 2004 from $3.7 million in the year ended December 31, 2003, an increase of 12%. The increase reflected the increased staffing associated with the sales force, which was a factor in the increased revenue the Company experienced of 44%. Sales and marketing expenses represented 16% and 21% of our total revenues for the years ended December 31, 2004 and 2003, respectively. We anticipate sales and marketing expense as a percentage of revenue to remain relatively consistent in future periods.
      General and Administrative Expenses. General and administrative expenses including fees to MedCrew, consist primarily of salaries and related expenses for executive, finance and administrative personnel, as well as outside professional fees. General and administrative expenses increased to $3.3 million in the year ended December 31, 2004 from $2.6 million in the year ended December 31, 2003, an increase of 30%. The increase reflected the increased staffing and related expenses necessary to manage and support the expansion of our operations, particularly as they related to being a publicly traded entity on the Australian Stock Exchange. General and administrative expenses represented 13% and 15% of our total revenues for the years ended December 31, 2004 and 2003, respectively. We anticipate general and administrative expenses to increase as a percentage of revenues in future periods due to the cost associated with becoming compliant with the Commission’s rules and regulations, including those imposed in accordance with the Sarbanes-Oxley Act of 2002.
      Depreciation and Amortization Expenses. Depreciation and amortization expenses consist primarily of depreciation related to computer equipment, software and furniture and fixtures as well as amortization of specifically identified intangible assets. Depreciation and amortization increased to $1.0 million in the year ended December 31, 2004 from $0.6 million in the year ended December 31, 2003, an increase of 67%. The increase reflected the increased investment in computer equipment and software as well as the amortization of intangible assets associated with the acquisition of MAS.

Other Income and Expenses
      Gain on Sale of Mining Rights. We acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited. Gain on the sale of mining rights decreased to $67,000 in the year ended December 31, 2004 from $99,000 in the year ended December 31, 2003 due to varying payments made by the buyer of the mining rights pursuant to the agreement. Please see further explanation of this transaction in “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002”.
      Gain on Sale of Marketable Securities. Gain on sale of marketable securities represents the realized gain on securities sold. Gain on marketable securities decreased to zero in 2004 from $22,000 in 2003 due to no securities being sold by the Company during 2004. The Company normally does not hold marketable securities.
      Interest income. Interest income remained consistent during the year ended December 31, 2004 as compared to the year ended December 31, 2003.
      Interest Expense. Interest expense decreased to $43,000 in 2004 from $77,000 in 2003, primarily due to the repayment of debt that was assumed as part of the Global Doctor acquisition.
      Income Tax Expense. We established a valuation allowance against our net deferred tax assets as of December 31, 2004. This resulted in additional income tax expense of approximately $900,000 in the year ended December 31, 2004. Our deferred tax asset at December 31, 2004 primarily represented net operating loss carryforwards that can be used to offset future taxable income. Generally Accepted Accounting Principles (GAAP) require that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset may not be realized. Realization of a deferred tax asset is dependent on whether or not there will be sufficient taxable income in the future periods in which the net operating loss can be utilized as available under tax law. Although we expect future taxable earnings, under GAAP this expectation is outweighed by the history of taxable losses and thus, we established the valuation allowance at December 31, 2004. In future years, as the Company has taxable income and the net operating loss carryforwards are utilized, the valuation allowance will be reduced and no income tax expense will be realized on the face of the income statement until such time that the net operating losses have either expired or been fully utilized. We had the expectation of utilizing net operating losses in 2004 based on management projections. However, due to a change in product mix sold with increased evacuations that carry a lower margin and Global Doctor operations which did not reach the break-even point, we determined that a valuation allowance was required in 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues
      Revenues in the year ended December 31, 2003 were $17.6 million compared to $11.3 million in the year ended December 31, 2002, an increase of $6.3 million, or 55%. Approximately 65% of this increase was caused by an increase in service revenues, described below. No one customer accounted for more than 10% of revenues in the years ended December 31, 2003 or 2002.
      Service Revenues. Our service revenues increased to $10.1 million in the year ended December 31, 2003 from $6.0 million in the year ended December 31, 2002, an increase of 69%. The increase in service revenues was primarily related to increased sales of our service offering to corporations with business travelers and expatriates, which is branded as GlobaLifeline. In 2002, we introduced GlobaLifeline, a program designed to meet the medical, security and travel assistance needs of companies with employees who work, travel or live within the international community. A key component of this program was the January 2003 merger with Global Doctor Limited and its network of primary care medical clinics in China, Thailand and Indonesia. The Global Doctor merger added $2.1 million of revenue during the year. Total revenue from GlobaLifeline services (inclusive of Global Doctor) increased to $3.3 million in the year ended December 31, 2003 from $0.1 million in the year ended December 31, 2002, an increase of 3200%. Revenue from GlobaLifeline services includes membership and access fees, patient consultations, evacuations, security services and web based information services. To a lesser extent, the increase is attributable to an increase in subscriptions to our medical advisory services, which is branded as MedLink. Annual subscriptions to MedLink services, as provided by our GRC increased $0.9 million in the year ended December 31, 2003 as compared to the year ended December 31, 2002. Service revenues represented 57% and 53% of our total revenues for the years ended December 31, 2003 and 2002, respectively.
      Equipment Revenues. Our equipment revenues increased to $5.2 million in the year ended December 31, 2003 from $3.5 million in the year ended December 31, 2002, an increase of 48%. The increase in equipment revenues, principally representing medical kits and kit repairs, was primarily the result of the FAA’s regulation that mandated all U.S. commercial aircraft carry new medical kits onboard. The regulation was effective April 2004, and caused strong demand in the second half of 2003 from clients upgrading or replacing their kits to meet new regulations. Equipment revenues represented 30% and 31% of total revenues for the years ended December 31, 2003 and 2002, respectively.
      Education Revenues. Our education revenues increased to $2.3 million in the year ended December 31, 2003 from $1.8 million in the year ended December 31, 2002, an increase of 26%. The increase in education revenues primarily relates to an increased client base requiring education services. Education revenues represented 13% and 16% of total revenues for the years ended December 31, 2003 and 2002, respectively.

Cost of Revenues
      Cost of Service Revenues. Cost of service revenues consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our GRC. Our cost of service revenues increased to $6.4 million in the year ended December 31, 2003 from $3.1 million in the year ended December 31, 2002, representing 63% and 51% as a percentage of service revenues in the respective periods. The absolute dollar increase was primarily attributable to the hiring and training of additional personnel to support our growing customer base in addition to the provider-related costs associated with client medical evacuations. The increase as a percentage of service revenues relates to a change in product mix as well as an increase in personnel. The increase in demand for medical evacuation services, which carry a lower margin than the Company’s other services was the main contributing factor to this change. Service costs excluding evacuations were 60% and 51% of service revenues for the years ended

December 31, 2003 and 2002, respectively. The remaining increase as a percentage of service revenues relates to an increase in personnel.
      Cost of Equipment Revenues. Cost of equipment revenues consists primarily of medical kit supplies as well as personnel costs to assemble the kits. Cost of equipment revenues increased to $4.1 million in the year ended December 31, 2003 from $2.7 million in the year ended December 31, 2002, representing 78% and 78% as a percentage of equipment revenues in the respective periods. The absolute dollar increase was primarily attributable to the increase in equipment revenue. Our MedSpace division assembles and refurbishes medical and security kits for our clients.
      Cost of Education Revenues. Cost of education revenues consists primarily of personnel related costs to produce and deliver training courses to our clients. Cost of education revenues decreased to $1.5 million in the year ended December 31, 2003 from $1.7 million in the year ended December 31, 2002, representing 66% and 92% as a percentage of education revenues in the respective periods. The absolute dollar decrease was primarily attributable to the conclusion of a specific training program that was designed and executed in 2001 and 2002 to train commercial airline flight attendants. Additional education expense was incurred in 2002 due to this program which temporarily increased our costs and decreased our margins. The improvement in margin relates to efficiencies created in the delivery of services and economies of scale created in the education department as revenues increased, and the conclusion of the commercial flight attendant training for a specific customer.

Operating Expenses
      Sales and Marketing Expenses. Sales and marketing expenses consist primarily of compensation for the sales force and marketing and promotional costs to increase brand awareness in the marketplace and to generate sales leads. Sales and marketing expenses increased to $3.7 million in the year ended December 31, 2003 from $2.6 million in the year ended December 31, 2002, an increase of 44%. The increase reflected the increased staffing associated with the sales force, which was a factor in the 55% increase in revenues the Company experienced during the same period. Sales and marketing expenses represented 21% and 23% of our total revenues for the years ended December 31, 2003 and 2002, respectively.
      General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, as well as outside professional fees. General and administrative expenses increased to $2.6 million in the year ended December 31, 2003 from $1.5 million in the year ended December 31, 2002, an increase of 66%. The increase reflected the increased staffing and related expenses necessary to manage and support the expansion of our operations, particularly as they related to being a publicly traded entity on the Australian Stock Exchange. General and administrative expenses represented 15% and 14% of our total revenues for the years ended December 31, 2003 and 2002, respectively.
      Excess Purchase Price. In December 2003 the purchase of the minority interest in MedSpace included a payment of $714,567 to settle a management agreement and the purchase of the stock held by the 49% owner, MedCrew, LLC.
      Depreciation and Amortization Expenses. Depreciation and amortization expenses consist primarily of depreciation related to computer equipment, software and furniture and fixtures as well as amortization of specifically identified intangible assets. Depreciation and amortization increased to $0.6 million in the year ended December 31, 2003 from $0.5 million in the year ended December 31, 2002. The increase reflected our increased investment in computer equipment and software as well as furniture and fixtures.

Other Income and Expenses
      Gain on Sale of Mining Rights. We acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited. No value was assigned to the mining rights at the time of the acquisition due to uncertainty surrounding the outcome of a judicial appeal that could have caused Global Doctor to lose title to the rights. Subsequent to the acquisition, the court ruled in favor of Global Doctor Limited. In November 2003, we sold the mining rights. The transaction was structured so we receive varying payments ranging from 50,000 Australian Dollars (AUD) on acceptance of the offer (November 2003) to 400,000 AUD 24 months from settlement (December 2005). The USD exchange rate at the time of payments to date was approximately 0.66. The final payment of 1.0 million AUD is due upon commencement of the commercial mining operation. At any time after settlement (December 2003), the buyer may notify us that it does not wish to proceed with the transaction, in which event, the mining rights would be reconveyed to us for no consideration and the buyer would be under no further obligation to make further payments in respect to the purchase price other than those that have already fallen due. Gain on sale of mining rights represents the annual payments received from the buyer. No receivable has been established for future payments given the uncertainty of collection. Gain on the sale of mining rights increased to $99,000 in the year ended December 31, 2003 from zero in the year ended December 31, 2002 due to finding a buyer for the mining rights in late 2003.
      Gain on Sale of Marketable Securities. Gain on sale of marketable securities represents the realized gain on securities sold. Gain on marketable securities increased to $22,000 in 2003 from zero in 2002 due to securities being sold by the company during 2003
      Interest Income. Interest income remained consistent during the year ended December 31, 2003 as compared to the year ended December 31, 2002.
      Interest Expense. Interest expense increased to $77,000 in 2003 from $5,000 in 2002, primarily due to acquisition of notes payable associated with the acquisition of Global Doctor Limited in January 2003.

Liquidity and Capital Resources
      As of September 30, 2005, we had unrestricted cash and cash equivalents of $2.2 million, an increase of $0.9 million from December 31, 2004. Our working capital, excluding the current portion of deferred revenues at September 30, 2005 was $5.3 million, compared to $4.5 million at December 31, 2004. As of December 31, 2004, we had cash and cash equivalents of $1.3 million, a decrease of $2.6 million from December 31, 2003. Our working capital, excluding the current portion of deferred revenue at December 31, 2004 was $4.5 million, compared to $4.0 million at December 31, 2003.
For the Six Months ended June 30, 2005 and 2004
      Our operating activities resulted in net cash flows of $1.9 million in the six months ended June 30, 2005 and net cash outflows of $34,000 in the six months ended June 30, 2004. For the six months ended June 30, 2005, cash outflows from net losses were offset by decreases in accounts receivable and unbilled revenue as expected (see note below under operating activities results for the year ended December 31, 2004). For the six months ended June 30, 2004, cash inflows from net income was supplemented by an increase to deferred revenue, offset by the cash payment of the minority interest acquisition in MedSpace and settlement of management agreement with MedCrew, LLC.
      Cash used in investing activities was $0.3 million in the six months ended June 30, 2005 and was $1.3 million in the six months ended June 30, 2004. The cash outflow for the six months ended June 30, 2005 was primarily from the purchase of capital equipment. The cash outflow for the six months ended June 30, 2004 was primarily from the purchase of capital equipment and the total cash consideration and related expense paid in connection with the MAS acquisition.
      Cash provided by financing activities totaled $0.3 million in the six months ended June 30, 2005 and was $0.1 million in the six months ended June 30, 2004. The cash inflow for the six months ended June 30, 2005 resulted primarily from proceeds from the exercise of common stock options, offset by the repayment of the line of credit as well as capital lease obligations. The cash inflows for the six months ended June 30, 2004 resulted primarily from the proceeds from the exercise of common stock options, offset by the repayment of capital lease obligations.
For the Years Ended December 31, 2004, 2003 and 2002
      Our operating activities resulted in net cash used of $1.0 million in 2004, and net cash flows of $0.2 million in 2003 and $0.1 million in 2002. Cash outflows from net losses were offset by increases to deferred revenue. During the latter half of 2004, we experienced a temporary increase in accounts receivable due to our inability to invoice our customers. This was the direct result of the implementation of an integrated enterprise-wide computer system. We believe this had a negative impact to cash flow of approximately $1.0 million in 2004. Collection of these accounts receivable positively impacted the operating cash flows in the first quarter of 2005.
      Cash used in investing activities was $2.0 million in 2004, $0.1 million in 2003 and $0.7 million in 2002, resulting primarily from the purchase of capital equipment in each of the three years, and the aggregate total cash consideration and related expense paid in connection with the MAS acquisition in 2004 and Global Doctor acquisition in 2002, offset by cash received in the Global Doctor acquisition in 2003.
      Cash provided by financing activities totaled $0.3 million in 2004, $2.7 million in 2003, and $0.1 million in 2002, resulting primarily from proceeds from the exercise of common stock options in 2004, proceeds from the sale of common stock in 2003, and the net proceeds from a line of credit in 2002.
Liquidity Summary
      As of June 30, 2005 we have an unused $1 million credit facility, for working capital purposes, with Desert Hills Bank. The facility matures in May 2006, bears interest at the bank’s prime rate plus .75%, requires that we maintain a $500,000 compensating balance and contains certain other non-financial covenants.
      At December 31, 2004 an event of default under this credit facility was triggered due to a change in ownership of greater than 25 percent of our common stock. This event of default was triggered by a sale of our common stock by Banner Health Systems, who sold their remaining shares of the Company’s stock in September 2004 (at which time it ceased to be a related party). This event of default was waived by Desert Hills Bank.
      We believe that our existing cash and cash equivalents combined with our operating results and available borrowing capacity on our credit line will be sufficient to meet our anticipated cash needs for working capital and limited capital expenditures over the next year. We expect our future growth to be derived, in significant part, from acquisitions. Smaller acquisitions may be funded internally. However, our cash, cash equivalents and cash flow from operations may not be sufficient if we pursue additional growth in our business through significant capital expenditures or larger acquisitions. Such larger transactions will require the Company to raise additional capital through securities offerings, equity exchanges or debt instruments. We have not made any commitments to enter into any transaction to make a significant capital expenditure or acquisition.
      Our future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support business development efforts and expansion of sales and marketing, the timing of introductions of new products and services and the exploration of new markets. In the near term (over the next one to three years), the Company is planning to strengthen its information technology infrastructure, including new hardware, design and implementation of new application systems and additions to the full time information technology staff. Some of the costs of this program will be capitalized, while others will be expensed. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our existing shareholders. If additional funds are raised through the issuance of debt securities, the debt would have rights, preferences and privileges senior to holders of common stock and the terms of the debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain the necessary additional capital, we may be required to reduce the scope of our planned business development and sales and marketing efforts, which would materially adversely affect our business, financial condition and operating results.

Off-balance sheet financing and liabilities
      Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority owned subsidiaries or any interest in, or relationships with, any material variable interest entities.

Contractual Obligations
      The following table sets forth the Company’s contractual obligations by type and payment due dates as of December 31, 2004.

	Payment Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Debt Obligations	$593,598	$593,598	$—	$—	$—
Capital Lease Obligations	92,847	72,091	20,756	—	—
Operating Lease Obligations	3,463,910	783,071	1,397,424	1,283,415	—
Purchase Obligations (accounts payable and accrued expenses)	3,545,063	3,545,063	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP (Deferred revenue)	6,317,336	5,420,681	896,655	—	—

Total	$14,012,754	$10,414,504	$2,314,835	$1,283,415	$—

Risk Factors
      You should carefully consider the risks described below before investing in our Common Stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition, liquidity and/or prospects.
Risks Related to Our Business
      We derive a substantial percentage of our revenue from services and equipment we provide to our customers in the U.S. Commercial Aviation market, and factors that negatively affect the airline industry may also negatively affect our results of operations.
      Approximately 20% of our revenue is derived from our U.S. Commercial Aviation market clients. Our business is, therefore, directly affected by economic factors and other trends that affect our customers in the aviation industry. Another terrorist attack, conflicts overseas, rising fuel costs, an outbreak of disease, such as SARS, and various economic and other factors may adversely affect the aviation industry. When such factors adversely affect the aviation industry, they may cause aircraft operators to experience a decrease in the amount of passenger miles flown, or cause them to implement cost cutting measures, perhaps including not renewing contracts they have with us or limiting the services they purchase from us, thereby reducing the overall demand for our products and services and decreasing our revenues. We experienced a decrease in revenues after the outbreak of SARS as well as following September 11, 2001. There can be no assurance that economic and other factors that might adversely affect the aviation industry will not adversely affect our results of operations

We derive a substantial percentage of our revenue from services and equipment we provide to our customers in the U.S. Business Aviation market, and the transitory and fractional ownership nature of this market may negatively affect our results of operations.
      Approximately 32% of our revenue is derived from our U.S. Business Aviation market clients. Owners of business aircraft sell their aircraft on a regular basis, and each time a sale occurs, we must resell our services to the new owner. There can be no assurances we will be successful in our resell efforts and our results of operations, therefore, may be negatively impacted by those repeated sales. In addition, fractional ownership of business aircraft is increasing. The three largest providers of fractional ownership are not our customers. If the fractional ownership trend continues, it may negatively impact our results of operations.

Our pricing model for services is based upon an annuity style contract rather than transaction based pricing. Our competitors may offer transaction based pricing which may negatively impact our results of operations.
      We sell services based on contracts generally covering a one to five year period. The contracts provide for access to our GRC. Pricing is based upon the time period the contract covers, not when or if a call is made to the center. If our competitors begin offering transaction-based pricing successfully, we may not be able to compete with their pricing model, we may have to modify or abandon our model, and our results of operations may be negatively impacted.

Political, economic, security and other risks in the markets where we and our clients operate may cause serious disruptions to our business.
      We operate in and provide services to clients in various countries around the world, including emerging markets, and are exposed to risks of political unrest, terrorism, war and economic and other forms of instability, which can result in disruption to our clients’ business and damage to our assets. If such events lead to reductions in our clients’ foreign operations or travel, demand for our services could decline.

We have experienced losses in the past and may not be able to sustain profitability in the future.
      For the six months ended June 30, 2005, we incurred a net loss of $414,000, and we experienced net losses of $1.0 million and $1.2 million for the years ended December 31, 2004 and 2003, respectively. In addition, our accumulated deficit was $3.3 million as of June 30, 2005. Our future profitability is contingent upon achieving a scalable business model, as well as achieving economies of scale as we grow organically and by acquisition. We cannot assure you that our growth strategy will be successful or that we will be able to achieve economies of scale as we grow. There is no assurance that we will achieve a scalable business model that is needed in order to sustain profitability. For more information about our recent results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning at page 16.

Our medical kit products subject us to significant federal and state regulation.
      We are considered a repackager and distributor of drugs because of the medical kits we assemble and sell. As a result, we are subject to regulation by and licensure with the United States Food and Drug Administration (the FDA), the United States Drug Enforcement Administration (the DEA) and various state agencies that regulate wholesalers or distributors. Both the FDA and the DEA have the right, at any time, to inspect our facilities and operations to determine if we are operating in compliance with the requirements for licensure and all applicable laws and regulations. We cannot assure you that we will not face fines or penalties, or loss of license if our compliance efforts are determined to be inadequate.
      In addition, we are subject to the risk of changes in various laws and regulations, including the operating and security standards of the DEA, various state boards of pharmacy, and comparable agencies. These changes may affect our operations by increasing the costs associated with compliance with these regulations, requiring us to change how we distribute and store pharmaceutical products and changing how our pharmacy members operate.
      Furthermore, some of the contents of our kits are considered Hazardous Materials (HazMat) and therefore subject us to the Federal Aviation Administration (FAA) guidelines regarding shipping and receiving of these materials.

Our receipt of confidential patient information may subject us to significant federal and state regulation.
      In the course of providing medical services, we may receive confidential patient information, including information related to prescription drugs, illnesses and general medical history. We would, therefore, be subject to existing federal and state laws and regulations that regulate the disclosure of confidential medical information. We have obtained advice from Coppersmith Gordon Schermer Owens & Nelson PLC, legal counsel specializing in such matters, that in our current role we are presently not considered a covered health care ‘provider’ because we do not engage in any of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) electronic standard transactions. However, we do engage in some payment functions to treating providers. We are continuing to seek advice and clarification as to whether or not those payment functions render us a covered health ‘plan’ under HIPAA and therefore subject us to HIPAA requirements.
      If, however, our current role as a provider changes and we do not follow necessary procedures and policies, or if our procedures and policies are not sufficient to prevent the unauthorized disclosure of confidential medical information, we could be subject to liability, fines and lawsuits, or our operations could be shut down.

Because we have international operations in several different countries, we are subject to the costs associated with complying with foreign laws.
      We operate in several different countries and are subject to various local laws and regulations in those locations. These laws and/or regulations have broad effect, including with respect to securities, taxes, property, zoning and medical licensing requirements. We have implemented policies and procedures that we believe are designed to provide reasonable assurance of our compliance with all applicable foreign laws and regulations. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent non-compliance, we could be subject to liability, fines and lawsuits or our international operations could be shut down. Moreover, if foreign laws or regulations change, we may incur significant costs to change our compliance policies and procedures.

We expect our future growth to be derived, in significant part, from acquisitions, but our acquisition strategy may not be successful or we may not be successful integrating acquisitions.
      We plan to expand our product and service offerings and our customer base through acquisitions of businesses that we believe are complementary, and we regularly evaluate acquisition opportunities. If we are unable to implement our acquisition strategy successfully, our ability to expand our product and service offerings and our customer base may be limited.
      Acquisitions involve numerous risks, including difficulties in obtaining adequate financing on acceptable terms, in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management’s attention from other business concerns, entry into markets in which we have little or no direct prior experience, the potential loss of key employees of the acquired company and our inability to maintain the goodwill of the acquired businesses.
      The successful implementation of our acquisition strategy depends on our ability to identify suitable acquisition candidates, have sufficient capital or obtain adequate financing on acceptable terms, acquire companies on acceptable terms, integrate their operations successfully with our own and maintain the goodwill of the acquired business. We are unable to predict whether or when any complementary acquisition candidate will become available or the likelihood that any acquisition will be completed. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we have. Competition for these acquisition targets could also result in increased prices of acquisition targets.
 We may issue shares of our capital stock or incur additional debt or other liabilities to complete an acquisition which would reduce the equity interest of our shareholders.
      Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the assumption of known and unknown liabilities, and the amortization of other intangible assets, all of which could have a material adverse effect on our business, financial condition, operating results and prospects. We have taken, and in the future may take, charges against earnings in connection with acquisitions. Any of these actions would reduce the equity interest of our shareholders.
                       We have intangible assets, whose values may become impaired.
      Due to our 2003 acquisitions of Global Doctor, goodwill represents a significant portion of our assets. Goodwill was approximately $928,000 as of June 30, 2005, representing approximately 7% of our total assets. If we make additional acquisitions it is likely that we will record additional goodwill on our books. We periodically evaluate our goodwill to determine whether all or a portion of its carrying value may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of our goodwill could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs.

We are considering a sale of our Global Doctor clinic operations, but we may not be able to dispose of these clinics without incurring a loss or at all.
      We have decided to consider looking for a buyer for Global Doctor. We cannot assure you that we will find a suitable buyer. If we cannot find a buyer, we will continue to absorb any losses incurred by Global Doctor as well as incur substantial cost to ready clinics for compliance as required under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We may also incur a loss on the disposal of the business.

We may be subject to direct and indirect costs associated with medical malpractice or similar claims with respect to our security services.
      We regularly provide medical and security advice to our clients. If a client believes our advice caused harm, we may be faced with a medical malpractice or similar claim. Successful malpractice claims could exceed the limits of our insurance and could have a material adverse effect on our business, financial condition or operating results. Moreover, a malpractice claim asserted against us could be costly for us to defend, could consume management resources and could adversely affect our reputation and business, regardless of the merit or eventual outcome of the claim. In addition, we cannot assure you that we will be able to obtain liability insurance on commercially reasonable terms in the future or that any liability insurance that we do obtain will provide adequate coverage against potential claims. Currently, we are not involved in any litigation for medical malpractice issues. We currently carry $10,000,000 in professional liability coverage.

Our industry is highly competitive.
      We face varying levels of competition in each of our markets. Generally, there are no significant barriers to potential competitors entering our industry or pursuing a business strategy similar to ours. Several companies with established operating histories and greater resources than we have are pursuing activities similar to those we pursue. We cannot assure you that the Company will be able to compete effectively with these competitors, that additional competitors will not enter the market or that this competition will not make it more difficult and costly to retain customers on terms beneficial to us. We cannot assure you that our competitors will not offer similar services at significantly discounted rates with which we may not be able to compete profitably. Our failure to compete successfully for customers may have an adverse effect on our results of operations.
                       The loss of certain key employees could adversely affect our business.
      Our continued success is dependent to a significant degree upon the services of our executive officers and upon our ability to attract and retain qualified personnel experienced in the various phases of our business. The loss of the services of Joan Sullivan Garrett, our Chairman and Chief Executive Officer, who, as our founder, is the “face” of the Company and a critical resource for marketing and client development; James E. Lara, our President and Chief Operating Officer, who possesses both the breadth and depth of knowledge about our operations and business plans necessary to effectively execute and manage our operations and plans; David Wong, our Country Manager for Global Doctor in China, who helps us access the relatively difficult to access Chinese market; or Greg Eaton, our Managing Director of Global Doctor, who, as an “ex-pat” in Asia helps us to communicate effectively with our Global Doctor subsidiaries, could adversely affect our operations. We could face increased client development, management and operational challenges without any one of these key employees. We maintain employment agreements with Joan Sullivan Garrett, James Lara and Greg Eaton. See “Executive Compensation — Employment Agreements” for a discussion of the employment agreements of Joan Sullivan Garrett and James Lara.
      We do not maintain key man life insurance for any of our executive officers or key employees other than Joan Sullivan Garrett, with respect to whom we maintain a policy valued at $500,000 under which we are the beneficiary.

Risks Related to our Securities

If the SEC holds that we failed to timely file our Form 10 and other reports and documents required by the Exchange Act, we may be subject to significant penalties.
      The SEC could hold that this Form 10 has not been timely filed. As a result of this failure and the failure to file other reports and documents required by the Exchange Act, we may be subject to SEC enforcement action or other legal action. Such actions could restrict or eliminate certain exemptions available under the Securities Act, cause us to incur financial liability in the form of fines or judgments and impose injunctive burdens upon us.

We will need to monitor and implement finance and accounting systems, procedures and controls.
      In connection with our review of our consolidated financial statements for the year ended December 31, 2004 and the audit of those statements by our independent auditors, we determined that our fiscal year 2004 year-end closing process did not ensure that all significant elements of our consolidated financial statements were adequately reviewed and reported on a timely basis. In our post-closing and audit processes, certain issues were discovered by us and our independent auditors that resulted in adjustments to our consolidated financial statements. We discussed these matters before our consolidated financial statements for the year ended December 31, 2004 were completed, and they are properly accounted for in our consolidated financial statements. However, we have concluded that the failure to discover these items in our regular closing process is a result of a significant deficiency that constitutes a material weakness in the design or operation of our internal controls over financial reporting.
      Our management is working to identify and implement corrective actions where required to improve the effectiveness and timeliness of our internal controls, including the enhancement of our systems and procedures.
      We cannot assure you that the measures we have taken to date or any future measures will adequately remediate the deficiencies or conditions discussed above. In addition, we cannot be certain that other reportable conditions or material weaknesses in our internal controls will not be discovered in the future. Any failure to remediate reportable conditions or material weaknesses or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) become applicable to us.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.
      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, have substantially increased legal and financial compliance costs. We expect that our efforts to comply with applicable laws and regulations, including the Exchange Act and the Sarbanes-Oxley Act, will involve significant, and potentially increasing, costs. In particular, we will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or adequately, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. Any action of this type could adversely affect our financial results, investors’ confidence in our company and our ability to access capital markets, and could cause our stock price to decline.

Our compliance efforts may not be sufficient to meet the requirements of the Australian Stock Exchange, subjecting us to liability, fines and lawsuits.
      Our Common Stock is publicly traded on the Australian Stock Exchange (ASX). As a result, we must comply with the ASX Listing Rules. If, we do not follow our procedures and policies designed to provide reasonable assurances of our compliance with ASX Listing Rules, or they are not sufficient to prevent non-compliance, we could be subject to liability, fines and lawsuits.

Our Common Stock is very thinly traded only on the ASX, and is therefore susceptible to wide price swings and may be susceptible to price manipulation.
      Our Common Stock is currently traded only at low volumes on the ASX, and it is not listed or authorized for quotation on any U.S. exchange or quotation system. The price of our stock at any given time may not reflect its true value. Thinly traded, illiquid stocks like ours are more susceptible to price manipulation and to significant and sudden price changes than stocks that are more widely followed by the investment community and actively traded on a recognized U.S. exchange or quotation system.

Any U.S. listing available to us may not significantly improve our liquidity, and any listing we may obtain may not ensure that our stock trades at its true value.
      Although we may seek listing of our shares in the U.S. on a national securities exchange or quotation system following the filing of this Registration Statement, we have not yet determined the timing of doing so or which exchange or quotation system may provide a viable alternative to us, and we cannot assure you that we will meet any applicable listing requirements. As a practical matter, given our market capitalization, our options will be limited to the American Stock Exchange or the Nasdaq Small Cap Market, either of which could provide better liquidity, and quotation on the so-called “pink sheets” by Pink Sheets, LLC, which would provide less liquidity. The pink sheets provide less liquidity because they do not impose any listing standards or a mechanism for automatic trade execution and no relationship exists between the quotation service and the quoted issuer. Typically, issuers whose securities are traded on the pink sheets experience a greater spread between the “bid” and “asked” prices of their securities and greater illiquidity than those whose securities are traded on the American Stock Exchange or the Nasdaq Small Cap Market. Thus, even if our shares are listed in the U.S., the liquidity of our Common Stock may not improve, and quotations on the pink sheets may not accurately reflect the price or prices at which purchasers or sellers would be willing to purchase or sell our Common Stock.

A significant amount of our Common Stock is or may be controlled by individuals or voting blocks, and the interests of such individuals or voting blocks could conflict with those of the other shareholders.
      Because our Common Stock is thinly traded, a single shareholder with significant holdings or relatively small groups of shareholders have the power to influence matters requiring the approval of shareholders. Approximately 33% of our outstanding Common Stock is owned by Joan Sullivan Garrett, our Chairman and Chief Executive Officer. Ms. Garrett has the power to influence significantly all matters requiring the approval of our shareholders, including the election of directors and the approval of other significant resolutions, and her interests may conflict with those of the other shareholders. In addition, control of a significant amount of our Common Stock by insiders could adversely affect the market price of our Common Stock.
      We have been advised by one of our shareholders that certain shareholders have the ability to act in concert with respect to nearly 20.5 million shares of our Common Stock or approximately 36% of outstanding shares at June 30, 2005. We believe that these shareholders have acted in concert by requesting board representation and opposing management proposals at the most recent annual meeting of the shareholders. We cannot predict the extent to which these shareholders may act in concert in the future. See “Item 8. Legal Proceedings.”

You are unlikely to be paid a dividend on shares of Common Stock.
      We have never paid a dividend on shares of our Common Stock. We do not intend to pay any dividends on these shares for the foreseeable future. We anticipate that we will use earnings of operations if any, to finance growth.

Quantitative and Qualitative Disclosures about Market Risk
      Our primary exposure to market risk arises from foreign currency exchange risk associated with our international operations and foreign currency exchange risk associated with our U.S. sales made in foreign currency. We do not currently use, nor have we historically used, derivative financial instruments to manage or reduce market risk.
      Beginning January 1, 2003 the functional currencies for our Chinese, Indonesian, Thai, and Australian operations are Yuan Renminbi, Rupiah, Baht, and Australian dollars, respectively. Beginning January 1, 2004, the functional currency for our European operations is Pounds Sterling. As such, there is potential market risk exposure for our future earnings due to changes in exchange rates. Given the relatively short duration of our international monetary assets and liabilities, the relative stability of these currencies compared to the U.S. dollar, and the relative size of our international operations, we consider this exposure to be minimal. We believe that a 10% change in exchange rates would not have a significant impact on our future earnings.
      Our cash equivalents are exposed to financial market risk, including changes in interest rates. We typically do not attempt to reduce or eliminate our market exposures on these investment securities because of their short-term duration. We believe that the fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio.

Item 3.	Properties.
      The Company has a five-year lease expiring in July 2008 for office space in Phoenix, Arizona where it operates its kit assembly operations (MedSpace).
      During 2002, the Company signed a lease for a new office space in Tempe, Arizona where our headquarters are located. The 16,000 square foot lease began September 1, 2002 and ends December 31, 2009. The Company has an option on additional floor space and options on two additional lease periods of five years each. In June 2004, the Company exercised its option for additional floor space. The rental of the expansion space of 5,000 square feet began September 1, 2004.
      The Company also entered into a lease agreement with Banner Health System, a related party through September 2004, to rent approximately 500 square feet at Good Samaritan Regional Medical Center to be used for emergency services. The lease rate is approximately $1,100 per month beginning October 1, 2002. The lease expires December 31, 2007.
      Rent expense, including rent under month-to-month arrangements, for the six months ended June 30, 2005 and 2004 (unaudited) and the years ended December 31, 2004, 2003 and 2002 was approximately $434,000 and $393,000, and $826,000, $788,000 and $320,000, respectively.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.
      The following table sets forth information as of June 30, 2005 with respect to our common stock, par value $.001 per share, owned by each person who beneficially owns more than five percent of outstanding common stock, on an as converted basis, by each of our named executive officers and directors and by all of our executive officers and directors as a group.

	Name and Address of	Amount and Nature of
Title of Class	Beneficial Owner(1)	Beneficial Ownership	Percentage of Class(2)

Principal Securityholders:
Common	Joan Sullivan Garrett 2448 E. Squawbush Pl. Phoenix, AZ 85048	18,676,065	32.58%
Common	Bell Potter Nominees LTD(3) GPO BOX 4718TT MELBOURNE VIC 3001	11,320,458	19.75%

	Name and Address of	Amount and Nature of
Title of Class	Beneficial Owner(1)	Beneficial Ownership		Percentage of Class(2)

Common	ANZ Nominees Limited GPO BOX 2842AA MELBOURNE VIC 3001	3,885,978		6.78%
Common	LF Private Equity AS(4) TANKE SVILANDS GATE 30, N-Y002 STAVANGER NORWAY	3,149,866		5.49%
Directors and Named Executive Officers:
Common	Joan Sullivan Garrett 2448 E. Squawbush Pl. Phoenix, AZ 85048	18,676,065		32.58%
Common	Kjell Andreassen(5) 1932 East Carmen Street Tempe, AZ 85283	50,048	(6)	*
Common	Steve Holstein 2942 S. Standage Mesa, AZ 85202	232,659	(7)	*
Common	Robert Valente c/o MedAire, Inc. 80 E. Rio Salado Parkway, Ste. 610 Tempe, AZ 85281	91,000	(8)	*
Common	Doug Payne c/o MedAire, Inc. 80 E. Rio Salado Parkway, Ste. 610 Tempe, AZ 85281	61,000	(9)	*
Common	Michelle Hanson c/o MedAire, Inc. 80 E. Rio Salado Parkway, Ste. 610 Tempe, AZ 85281	30,000	(10)	*
Common	Terry Giles 102 E. Desert Park Lane Phoenix, AZ 85020	60,000	(11)	*
Common	Roy Herberger
	5834 N. 22nd Place Phoenix, AZ 85016	60,000	(12)	*
Directors and Executive		19,655,349	(13)	34.28%
Officers as a Group (12 persons)

*	Less than one percent

(1)	Unless otherwise indicated, each of the persons named has sole voting and investment power with respect to the shares reported.

(2)	Shares which an individual or group has a right to acquire within 60 days of June 30, 2005 pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person shown in the table. On June 30, 2005, the date as of which these percentages are calculated, there were 57,331,740 shares of our Common Stock issued, and 2,994,850 options to purchase Common Stock and 1,740,000 warrants exercisable for shares of Common Stock outstanding.

(3)	The Company believes, based on a Form 604 — Change of Interest of Substantial Holder filed with the Australian Stock Exchange by Best Dynamic Services Limited, that Best Dynamic Services Limited is the beneficial owner of 11,039,760 of the 11,320,458 shares held in the name of Bell Potter Nominees LTD.

(4)	Laerdal Medical Corporation is the beneficial owner of the shares held in the name of LF Private Equity AS.

(5)	Mr. Andreassen served as Chief Operating Officer and Executive Director until December 21, 2004.

(6)	Consists of 50,048 options to purchase shares of Common Stock, issued pursuant to our 1998 Key Employee Stock Option Plan.

(7)	Consists of (i) 28,282 shares of Common Stock and (ii) 204,377 options to purchase shares of Common Stock, issued pursuant to our 1998 Key Employee Stock Option Plan.

(8)	Consists of (i) 1,000 shares of Common Stock and (ii) 90,000 options to purchase shares of Common Stock, issued pursuant to our 1998 Key Employee Stock Option Plan.

(9)	Consists of (i) 1,000 shares of Common Stock and (ii) 60,000 options to purchase shares of Common Stock, issued pursuant to our 1998 Key Employee Stock Option Plan.

(10)	Consists of 30,000 options to purchase shares of Common Stock, issued pursuant to our 1998 Key Employee Stock Option Plan.

(11)	Consists of 60,000 immediately exercisable options to purchase shares of Common Stock issued pursuant to our 1998 Key Employee Stock Option Plan. The Company has recently become aware that grants of 50,000 of these stock options in 2004 were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that these 2004 option grants will have to be cancelled immediately. Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.

(12)	Consists of 60,000 immediately exercisable options to purchase shares of Common Stock issued pursuant to our 1998 Key Employee Stock Option Plan. The Company has recently become aware that grants of 50,000 of these stock options in 2004 were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that these 2004 option grants will have to be cancelled immediately. Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.

(13)	Includes 778,802 options to purchase shares of Common Stock exercisable within 60 days of June 30, 2005.

Item 5.	Directors and Executive Officers
      The following table sets forth the name, age and position of each of the members of our board of directors and our executive officers, as of September 1, 2005:

Name	Age	Position

Joan Sullivan Garrett	56	Chairman and Chief Executive Officer
James E. Lara	58	President and Chief Operating Officer, Director
Michelle M. Hanson	33	Chief Financial Officer and Secretary
Greg Eaton	35	Managing Director of Global Doctor
Jeffrey Gregorec	37	Vice President, Sales
Aaron Hawkins	34	Managing Director of MedAire Limited
Steve Holstein	48	Senior Vice-President of Marketing & Gov’t. Programs
Robert Valente	47	Senior Vice-President of Global Services
Terry Giles*	62	Director
Dr. Roy Herberger**	63	Director

*	Chairman of the Audit and Corporate Governance Committee and member of the Compensation and Nomination Committee

**	Chairman of the Compensation and Nomination Committee and member of the Audit and Corporate Governance Committee
      Each director serves for a term of one year or until his or her successor is duly elected or until his or her earlier death, resignation or removal. Officers are designated by and serve at the pleasure of the board of directors (subject to the terms of any employment agreement).
      Information regarding directors and executive officers:
      Joan Sullivan Garrett. Ms. Garrett has served as our Chief Executive Officer since founding the Company in 1985 and as our Chairman since 1987. From 1985 to 2004 Ms. Garrett served as our President as well. A critical care registered flight nurse and chief medical officer with more than 15 years medical experience, Ms. Garrett created the first emergency medical global response center, MedLink, where medical emergencies are managed by a team of board-certified emergency physicians. Ms. Garrett has consulted with airlines and governing bodies such as British Airways and the U.S. Federal Aviation Administration on health and safety-related projects and issues. She serves as Vice-Chairman on the Board of Governors for the Flight Safety Foundation, has provided congressional testimony, and is a corporate member of the National Business Aviation Association. Ms. Garrett has been a long-time member and director of the International Aviation Women’s Association, the Aerospace Medical Association and the International Society of Travel Medicine. Ms. Garrett graduated from Mesa Community College with an AA degree in nursing. Additionally, she has taken various Global Leadership courses through the Executive Education Program at Thunderbird, the Garvin School of International Management.
      James E. Lara. Mr. Lara has served as our President, Chief Operating Officer and member of the board of directors since he joined the Company in November 2004. Prior to joining as our President, Mr. Lara served on our board of directors from 1996 to May 2004. An airline transport pilot and certified International Captain, Mr. Lara served as Vice President, Aviation and Travel for Sea Ray Boats, a manufacturer of fiberglass pleasure boats and yachts, from June 1986 through March 2002. In his role as Vice President, Aviation and Travel, Mr. Lara was responsible for executive, fiscal and operational management. From January 2002 through December 2004, Mr. Lara served as a principal in Gray Stone Associates, Inc., a management consulting firm specializing in fiscal and operational performance improvement for services sector firms. Mr. Lara graduated from San Francisco State University with a BS degree in business management with a computer science emphasis and math minor.
      Michelle M. Hanson. Ms. Hanson has served as our Chief Financial Officer since she joined the Company in January 2004. In addition, Ms. Hanson was elected as Secretary in December 2004. Prior to joining the company, Ms. Hanson served as the Chief Financial Officer for Interact Commerce Corporation, a division of Best Software, from December 2001 until November 2003. Ms. Hanson also served as the Corporate Controller for Interact Commerce Corporation from April 1998 until December 2001. Ms. Hanson’s background includes several years in public accounting with KPMG LLP. Ms. Hanson is a Certified Public Accountant in the State of Arizona and received her BA degree in accountancy from Northern Arizona University.
      Greg Eaton. Mr. Eaton has served as our Managing Director of the Global Doctor subsidiary since joining the Company in 2002. Prior to joining the Company, Mr. Eaton worked as the Executive Director of the American Medical Centers Management Company, an international provider of management, consulting and financial services to physicians, hospitals, and other healthcare delivery organizations and facilities, at their office in Warsaw, Poland from the beginning of 2000 to 2001. Mr. Eaton also served as the Director of Business Development for Med-Emerg International, a provider of healthcare staffing solutions and medical services, in Mississauga, Ontario from early 2001 to June 2002. Mr. Eaton earned his MBA in international management from Thunderbird, the Garvin School of International Management.
      Jeffery Gregorec. Mr. Gregorec has served as our Vice President of Sales since he joined the Company in July 2004. Prior to joining the Company, Mr. Gregorec served as the Regional Vice President of Sales for Computer Associates International from November 1999 to June 2004. Mr. Gregorec earned his BS degree in political science from Arizona State University.
      Aaron Hawkins. Mr. Hawkins has served as a Managing Director for MedAire Limited since April 2002 and was appointed as the Director and Company Secretary for MedAire Limited, a wholly owned subsidiary of MedAire, Inc., in May 2005. Prior to his current assignment he had worked with MedAire, Inc. in the following positions: 2001 Manager, International Sales EMEA based in Oslo, Norway, 2001 OEM Account Manager, 2000 OEM Product Manager, 1997 Business Aviation Sales, 1996 Communications Specialist, 1993 Emergency Medical Kit Coordinator, 1990 Shipping and Receiving Clerk. Mr. Hawkins has a BA Honors Degree in International Business Management from Staffordshire University located in the United Kingdom. Additionally, Mr. Hawkins is the son of Joan Sullivan Garrett, our Founder, Chairman and CEO.
      Steve Holstein. Mr. Holstein joined the company as Vice President of Marketing in September of 2000 and subsequently was named Sr. Vice President of Marketing and Government Programs. From 1993 until joining MedAire, Mr. Holstein was the Director of North American Operations for The York Group. Beginning in 1994 he was also a consultant to MedAire on matters of marketing and business development. Mr. Holstein also served in various positions from 1983 until 1993 at MicroAge, Inc., including: Director Marketing Communications, Director Apple Computer Sales, Director International Business Development, and Acting Vice President Product Management. Mr. Holstein’s background includes several years experience as a television journalist and in special event and fund raising for a not-for-profit organization. Mr. Holstein received his BA degree in journalism with a minor in business management from Colorado State University.
      Robert Valente. Mr. Valente joined MedAire in January 2003 as Director of Security. Later that month his position changed to Vice President of Global Operations and he served in that position until January 2004, when he was appointed MedAire’s Senior Vice President of Global Services, his current position. Prior to joining the Company, Mr. Valente’s background includes serving from June 2000 through December 2002 as Country Manager for India of Hong Kong-based “Hill and Associates,” an international risk management consultancy firm with operations in 18 countries, primarily in Asia. While serving as Country Manager, Mr. Valente was responsible for a budget which included revenue of about $2,000,000 per year, and supervised approximately 80 employees in three offices throughout the country. Mr. Valente was a member of the Board of Directors of Hill and Associates India Private Limited, the India-based subsidiary of H&A Group. Mr. Valente earned a BA degree in biology from the University of California at Santa Cruz and is a distinguished graduate of the Federal Law Enforcement Training Center’s Criminal Investigator program. He is the recipient of two Superior Honor Awards from the U.S. State Department, as well as the FBI’s award for “Exceptional Service in the Public Interest.”
      Terry Giles. Mr. Giles has served as a non-executive and independent member of the board of directors of the Company since May 2004. He is the Chairman of the Audit and Corporate Governance Committee and is a member of the Nominations and Compensation Committee. Mr. Giles is the audit committee financial expert. Mr. Giles has been a corporate executive, an entrepreneur, and a consultant in the banking, technology, and distribution industries. He has served as the Senior Vice President and Chief Financial Officer of Lincoln First Bank (now part of J.P. Morgan Chase), of Great Western Bank and of First Commercial Savings and Loan Association. He has also served as the Senior Vice President, Finance and Administration and Chief Financial Officer of MicroAge, Inc., and as Manager of Intec, LLC. In addition to accounting, control, treasury, investment, and planning duties, his corporate responsibilities have included information technology, human resources, legal, and various administrative functions. His career experience includes positions in large, mid-sized, and small corporations. Mr. Giles holds a BS degree and a MBA degree in Finance from the University of Rochester. He also served as an officer in the U.S. Navy.
      Dr. Roy Herberger, Ph.D. Dr. Herberger has served as a non-executive and independent member of the board of directors of the Company since May 2004. He is the Chairman of the Nominations and Compensation Committee and is a member of the Audit and Corporate Governance Committee. Dr. Herberger recently retired as President of Thunderbird, the Garvin Graduate School of International Management, a position he has held since 1989. Dr. Herberger’s experience includes research and consultancies with several major Asian corporations. His articles in international business negotiations have appeared in U.S. and international academic and business periodicals. Dr. Herberger has served on numerous councils and committees focused on economic development, and sits on the boards of several corporations as follows: PinWest Capital Corp, Action Performance, InterCard Wireless and Direct Merchants Credit Card Bank. InterCard Wireless, a public company in Australia, entered receivership in Australia on August 9, 2004 and has yet to come out of receivership. He also serves on the board of Forest Highlands Foundation. Dr. Herberger earned his Bachelor and Master’s degrees in Business from the University of Texas at Austin and his Doctorate in Marketing from the University of Colorado.

Item 6.	Executive Compensation
      The following table sets forth information with respect to compensation earned during 2004 by our Chief Executive Officer and our four other most highly compensated executive officers. The officers listed in the following table are referred to as the Named Executive Officers.
Summary Compensation Table

									All Other
	Annual Compensation					Long-Term Compensation Awards			Compensation

						Awards		Payout $

				Other Annual		Restricted	Securities
Name and		Salary	Bonus	Compensation		Stock	Underlying	LTIP
Principal Position	Year	($)	($)	($)		Awards	Options/SARs	Payout $	($)

Joan Garrett	2004	208,576	7,400	19,343	(3)	—	—	—	8,469	(5)
Chairman and CEO	2003	190,000	51	16,245	(3)	—	—	—	7,197	(5)
	2002	178,500	30,000	19,363	(3)	—	—	—	7,469	(5)
Kjell Andreassen	2004	163,572	8,400	9,817	(4)	—	—	—	3,947	(6)
COO and Executive	2003	140,050	753	8,605	(4)	—	—	—	4,202	(6)
Director(1)	2002	129,600	—	7,608	(4)	—	—	—	4,200	(6)
Steve Holstein	2004	118,568	9,400	9,617	(4)	—	—	—	2,640	(6)
Vice President	2003	90,000	745	8,524	(4)	—	—	—	2,446	(6)
Marketing	2002	78,700	—	8,127	(4)	—	—	—	2,253	(6)
Robert Valente	2004	118,673	6,000	9,657	(4)	—	—	—	—
Senior Vice President	2003	94,281	649	8,430	(4)	—	—	—	—
Global Services	2002	—	—	—		—	—	—	—
Douglas Payne(2)	2004	118,251	5,310	3,335	(4)	—	—	—	—
Chief Technology	2003	76,637	3,285	2,516	(4)	—	—	—	—
Officer	2002	—	—	—		—	—	—	—
Michelle Hanson	2004	112,789	—	6,339	(4)	—	—	—	1,460	(6)
Chief Financial	2003	—	—	—		—	—	—	—
Officer and Secretary	2002	—	—	—		—	—	—	—

(1)	Mr. Andreassen served as Chief Operating Officer and Executive Director until December 21, 2004.

(2)	Mr. Payne served as Chief Technology Officer until August 31, 2005.

(3)	Ms. Garrett’s other annual compensation consisted of auto allowance compensation totaling $12,067, $10,010 and $12,649 for the years ended 2004, 2003 and 2002, respectively. Ms. Garrett’s medical, dental and vision insurance compensation totaled $7,276, $6,235 and $6,715 for the years ended 2004, 2003 and 2002, respectively.

(4)	Other annual compensation for executive officers consisted of medical, dental and vision insurance compensation totaling $38,765, $28,075 and $15,735 for the years ended 2004, 2003 and 2002, respectively.

(5)	Ms. Garrett’s all other compensation consisted of employer 401(K) match contributions of $6,000, $5,653 and $5,504 for the years ended 2004, 2003 and 2002, respectively, and life insurance premiums totaling $2,469, $1,544 and $1,965 for the years ended 2004, 2003 and 2002, respectively.

(6)	All other compensation for these executive officers consisted of employer 401(K) match contributions totaling $8,047, $6,648 and $6,453 for the years ended 2004, 2003 and 2002, respectively.

Stock Option Grants
      The following table sets forth information regarding stock options granted to the Named Executive Officers during the year ended December 31, 2004, all of which, except as indicated, were granted under the 1998 Key Employee Stock Option Plan. None of the Named Executive Officers received stock appreciation rights (SARS).

Individual Grants					Potential Realizable
Value at Assumed
		% of Total			Annual Rates of Stock
		Options			Price Appreciation for
	# of Securities	Granted to			Option Term
	Underlying	Employees in	Exercise of Base
Name	Options Granted	Fiscal Year	Price ($/:Share)	Expiration Date	5%($)	10%($)

Garrett, Joan	—	—	—	—	—	—
Andreassen, Kjell	—	—	—	—	—	—
Holstein, Steve	—	—	—	—	—	—
Valente, Robert	—	—	—	—	—	—
Payne, Douglas	50,000	4.35%	$0.72/50,000	4/28/2014	$22,640	$57,375
Hanson, Michelle	150,000	13.04%	$0.92/100,000	2/6/2014	$57,858	$229,420
			$0.72/50,000	4/28/2014	$22,640	$57,375
Exercise of Stock Options and Year-End Values
      The following table sets forth information regarding the number and value of unexercised stock options held by each of the Named Executive Officers as of December 31, 2004. None of the Named Executive Officers exercised stock options in 2004.

Number of Securities
			Underlying Unexercised	Value of Unexercised
	Shares		Options at	In-the-Money Options at
	Acquired		Fiscal Year-End	Fiscal Year-End
	on	Value
Name	Exercise	Realized($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Garrett, Joan	—	—	—	—
Andreassen, Kjell	—	—	1,885,048/200,000	$357,010/$0
Holstein, Steve	—	—	164,377/160,000	$14,875/$0
Valente, Robert		—	50,000/200,000	$0/$0
Payne, Douglas	—	—	30,000/120,000	$0/$0
Hanson, Michelle	—	—	0/150,000	$0/$0
Amended and Restated 1998 Key Employee Stock Option Plan
      Our Amended and Restated 1998 Key Employee Stock Option Plan (the “Plan”) permits our board of directors to grant stock options and/or stock appreciation rights to our employees and contractors who provide services to us and, in each case, upon whose judgment, initiative and efforts the successful conduct of our business largely depends. The total number of shares that may be issued under the Plan is 15% of shares outstanding. In any event, no more than 20 million shares may be issued pursuant to incentive stock options, and no more than 20 million shares may be subject to awards that are intended to be “performance-based compensation,” as that term is used for purposes of Internal Revenue Code Section 162(m), granted to any one individual during any calendar year-period.
      Our board of directors has the conclusive authority to construe and interpret the Plan, any stock option agreement entered into under the Plan and any stock appreciation right granted under the Plan. Our board has the discretion, among other things, to:

•	award options (provided that the aggregate fair market value (determined at the time the option is granted) of the shares with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year shall not exceed $100,000);

•	determine the exercise price of the options (provided that the price in the case of incentive stock options shall not be less than the per share fair market value of our outstanding shares on the date the option is granted and provided that in the case of incentive stock options the requirements of the Internal Revenue Code applicable to such options are met);

•	determine the option period (provided that no incentive stock option granted under the Plan may be exercised later than 10 years from the date of grant);

•	determine the vesting schedule for stock options; and

•	award stock appreciation rights concurrently with the grant of a stock option on such terms and conditions as it deems appropriate, provided that stock appreciation rights shall be exercisable at any time prior to their expiration date, but only to the extent that the related stock option is exercisable.
      Stock options and stock appreciation rights awarded under the Plan are not transferable except by will or the laws of decent and distribution.
      As of June 30, 2005, there were 2,994,850 options to purchase shares of our Common Stock outstanding under the Plan.
Compensation of Directors
      Our Compensation Committee makes recommendations to our board of directors with respect to the compensation, benefits and perquisites provided to directors. Our board of directors then determines what levels of director compensation, benefits and perquisites are appropriate and submits a proposal to our shareholders for approval. Shareholder approval of director compensation is required by the Listing Rules of the Australian Stock Exchange (the “Listing Rules”), to which we are subject by virtue of our listing on the Australian Stock Exchange.
      Our non-executive directors will receive annual fees in an aggregate amount not to exceed $45,000 in 2005. We believe that this fee is low in light of current market conditions, and that we should increase the amount available to be paid to non-executive directors so that such fees are more in line with current market conditions. See “Item 8. Legal Proceedings” for further discussion of director compensation.

      The following table sets forth the fees paid to non-executive directors in the year ended December 31, 2004.
Directors’ Fees
Year ended December 31, 2004

	# Stock Options			Fees
	Issued		Exercise Price	($)

Non executive Directors
James E. Lara*	—		$—	$7,000
Paul Hopper	—		—	6,000
Terry Giles	50,000		0.64	9,000
Roy Herberger	50,000		0.64	9,000
James MacKenzie**	50,000		0.64	8,000
Bernard Kerik***	50,000		0.64	6,000

Total	200,000	****		$45,000

*	Mr. Lara resigned as a member of the board of directors on May 14, 2004. He was re-appointed to the board of directors as an executive director on December 21, 2004 after he was hired as President and Chief Operating Officer on November 23, 2004

**	Mr. MacKenzie resigned as a member of the board of directors on July 7, 2005.

***	Mr. Kerik resigned as a member of the board of directors on March 1, 2005.

****	The Company has recently become aware that grants of 350,000 stock options to directors (including the 200,000 stock options listed in this chart) in 2003 and 2004, 50,000 of which have been exercised, were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that the outstanding 2003 and 2004 option grants will have to be cancelled immediately. Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.
Employment Contracts

Joan Sullivan Garrett
      We have entered into an employment agreement with Joan Sullivan Garrett dated December 18, 2000. Ms. Garrett’s employment agreement had an initial term of three years. Beginning with year three of the initial three-year term (January 1, 2002), the term of the agreement is automatically extended for an additional year unless either party serves notice to the other at least 30 days prior to such January first date that they do not wish to extend the term.
      Ms. Garrett’s employment agreement provides for an initial base salary of $190,000 annually, participation in the Company’s benefit plans, including bonus, medical, dental and vision insurance, life insurance, long term disability insurance and the 401(k) plan, and vacation in accordance with our policy applicable to executives (currently, four weeks’ vacation per year). Ms. Garrett’s employment agreement also provides Ms. Garrett with an automobile consistent with terms set by the Compensation Committee of our board of directors.
      By the terms of her employment agreement, Ms. Garrett agrees not to disclose any confidential information either during the term of her employment or thereafter.
      In the event that Ms. Garrett’s employment is terminated without cause, we will pay Ms. Garrett her base salary for two months from the date of termination and will maintain her benefits for the same two-month period. In the event of Ms. Garrett’s death or disability (as defined in her employment agreement) we will pay Ms. Garrett her base salary through the end of the term.
      In the event of a change of control (as defined in Ms. Garrett’s employment agreement), Ms. Garrett shall be entitled to receive for the remainder of the term of her agreement (unless or until her employment is terminated) her annual base salary payable in bi-weekly installments. Ms. Garrett’s compensation may be increased (but not decreased) following a change of control in accordance with the Company’s normal procedures. Following a change of control, Ms. Garrett will be entitled to receive the same benefits she had been receiving prior to the change of control. If Ms. Garrett is terminated without cause, or for any reason other than her death, disability or retirement or if she terminates her employment following a change of control for “good reason” (as defined in her employment agreement), the Company shall pay Ms. Garrett in a lump sum on the fifth business day following such termination, her base salary through the date of termination, an amount equal to 150% of her base salary (in lieu of any further salary payments for periods subsequent to the date of termination), an amount equal to the fair market value of the benefits she would have received had her benefits been continued for a period of eighteen months following her termination, an amount equal to 150% of the greater of the most recent annual bonus she had received and the average of the annual bonuses she had received for the three years ending prior to her termination, and all legal fees and expenses incurred as a result of such termination.

James Lara
      We have entered into an employment agreement with James Lara dated November 23, 2004 (as amended August 23, 2005 and September 25, 2005). Mr. Lara’s employment agreement has an initial term extending through December 31, 2007. Mr. Lara’s agreement will be automatically renewed for additional one-year terms unless either party serves written notice that they do not wish to renew the agreement at least six months before the end of the then applicable term.
      Mr. Lara’s employment agreement provides for a base salary of $210,000 annually, participation in the Company’s benefit plans, including medical, dental and vision insurance, life insurance, long term disability insurance and the 401(k) plan, and vacation in accordance with our policy applicable to executives (currently, three weeks’ vacation per year). Mr. Lara’s employment agreement also provides Mr. Lara with an automobile allowance of $500 per month. Mr. Lara is also eligible for equity compensation in the form of up to 1,740,000 warrants to purchase shares of our common stock at an exercise price of $0.68 per share. These warrants vest in three equal annual installments on the condition that the Company exceeds certain EBITDA targets established by our board of directors for the fiscal years ending December 31, 2005, 2006 and 2007, respectively. All shares subject to these warrants vest and become exercisable in the event that the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) for the fiscal year ending December 31, 2007 equals or exceeds $5.6 million.
      By the terms of his employment agreement, Mr. Lara agrees not to disclose any confidential information either during the term of his employment or thereafter. Mr. Lara also agrees not to compete with us during the term of his employment or for two years thereafter.
      In the event that Mr. Lara’s employment is terminated without cause, we will pay Mr. Lara his base salary for twelve months from the date of termination and will maintain his benefits for the same twelve-month period. If Mr. Lara is terminated without cause after a period of twelve months from the date of his employment, he shall vest in any unvested warrants awarded in accordance with his equity participation (described above) regardless of any vesting conditions that might otherwise apply. In the event of Mr. Lara’s death or disability (as defined in his employment agreement), Mr. Lara’s employment may be terminated and Mr. Lara, or his estate, will be entitled to his salary and benefits through the date of his termination, provided, however, that we will continue to provide for a period of six months from the date of termination, at our sole expense, to Mr. Lara and/or his eligible dependents, the same level of health insurance as was provided to Mr. Lara prior to his death or disability.

Application of the Listing Rules of the Australian Stock Exchange
      Notwithstanding the foregoing discussion of payments on termination of Ms. Garrett’s and Mr. Lara’s employment. Mr. Lara’s salary and other compensation and benefits payable upon Mr. Lara’s termination may not exceed the amount permissible under the Listing Rules of the Australian Stock Exchange. After consultation with our Australian counsel, Baker & McKenzie, we have taken the position that Ms. Garrett’s salary and other compensation and benefits payable upon termination are not subject to the limitation imposed by the Listing Rules of the Australian Stock Exchange because the Company was not a listed Company at the time Ms. Garrett’s agreement was executed, but this position has not been confirmed by the Australian Stock Exchange.

Other Employment Contracts with Named Executive Officers
      We have also entered into confidentiality, non-competition and non-solicitation agreements with several of our Named Executive Officers. James Lara and Michelle Hanson on November 22, 2004 and January 5, 2004, respectively, entered into Confidentiality, Non-Competition and Non-Solicitation Agreements whereby they agree not to disclose any confidential information during the term of their employment or thereafter, not to solicit business from MedAire clients, hire MedAire employees or contractors or compete with MedAire during the course of their employment and for a period of 2 years thereafter. Kjell Andreassen, Douglas Payne, Steven Holstein and Robert Valente on December 20, 2001, February 17, 2003, December 18, 2001 and January 6, 2003, respectively, entered into Confidentiality and Non-Solicitation Agreements whereby they agree not to disclose any confidential information during the term of their employment or thereafter and not to solicit business from MedAire clients or hire MedAire employees or clients during the course of their employment and for a period of 2 years thereafter.

Item 7.	Certain Relationships and Related Transactions.
      The Company has a services and support agreement with Banner Health Systems, a not-for-profit multi-hospital health care system located in Phoenix, Arizona, through December 31, 2007 (the “Services and Support Agreement”). Under this agreement Banner authorizes the services of certified emergency physicians at their regional medical center, provided the Company contracts directly with the physicians group. Fees for these services are contracted and billed directly by the physicians group. In connection with this service agreement, the Company is also leasing space, located in Phoenix, Arizona, from Banner at a rate of approximately $1,100 per month. Banner has held more than 5% of our outstanding Common Stock. However, in September 2004, Banner sold the remaining shares of our Common Stock that it owned. Our payments made to Banner for the lease totaled $16,000 for the fiscal year ended December 31, 2004.
      We purchase certain medical equipment and supplies from Laerdal Medical Corporation. As of June 30, 2005, Laerdal held 5.5% of our outstanding common stock. We purchased equipment and supplies from Laerdal for an aggregate amount of $174,000 in the fiscal year ended December 31, 2004. For the six months ended June 30, 2005 such purchases totaled $35,000. As of December 31, 2004 and June 30, 2005, we had an outstanding liability to Laerdal of $23,000 and $5,700, respectively.
      Our agreements with Banner Health Systems and Laerdal Medical Corporation are on terms comparable to the terms we would have received in arms-length transactions with un-related parties. The Company has other lease agreements to lease space with un-related parties and purchases medical kit and AED components from un-related suppliers.

Item 8.	Legal Proceedings.
      One of our shareholders, Hong Huat Tay, who claims to have influence over more than 20.5 million shares, including shares held by other MedAire shareholders who Mr. Tay claims support his position, has objected to three resolutions presented for shareholder approval at our annual meeting of shareholders, held on May 3, 2005. The contested resolutions approved an increase in fees paid to independent directors, annual option awards to independent directors and warrants issued to our President and Chief Operating Officer.
      MedAire submitted the issues raised by Mr. Tay to the Australian Stock Exchange for assistance, and, in accordance with the Australian Stock Exchange’s guidance, determined that the outcome of one of the resolutions should be changed. The resolution proposed an increase in the total fees available to be paid to non-executive directors from $45,000 to $125,000 annually. Relying on advice received from our original Australian solicitors, Minter Ellison, we, in good faith, believed it was appropriate for executive directors to vote on such a matter. However, subsequent to the meeting, following consultation with Baker & McKenzie and the Australian Stock Exchange, we have now formed the view that the executive directors’ votes should have been disregarded. We have, accordingly, decided to treat this resolution as having failed and thus will continue to operate under the existing $45,000 limit.

      With respect to the other two resolutions, in accordance with the Australian Stock Exchange’s guidance and further consultation with Baker & McKenzie, we determined that the outcome of the resolutions should stand. The objection to the resolution with respect to annual option awards to independent directors was that we stated in the Notice of Annual Meeting of the Shareholders (the “Notice”) that we would disregard the votes of all directors, including non-interested directors. We have been advised by Baker & McKenzie that the general practice is to exclude only the votes of interested directors and to include the votes of non-interested directors. While consistent with this practice, only the votes of the interested directors were disregarded, the voting exclusion statement contained in the Notice erroneously stated that the votes of all directors would be disregarded. Although we regret any confusion that may have been caused by the error, we consider that the resolution was fairly passed and should stand.
      The objection to the resolution with respect to warrants issued to our President and Chief Operating Officer was that only the votes of the interested director were disregarded. The Listing Rules of the Australian Stock Exchange require that the votes of interested directors and their associates be disregarded. After consulting with Baker & McKenzie, we determined that the general practice is not to exclude the votes of non-interested directors and interpreted the voting exclusion of “interested directors and their associates” so as not to exclude the votes of non-interested directors. Accordingly, with respect to this resolution, the votes of non-interested directors were taken into account and thus we have allowed this resolution to stand.
      In addition, Mr. Tay has made various threats to file unspecified litigation against us and our board of directors, but the threats are not in writing and Mr. Tay has refused to be specific with respect to the alleged claims. We believe that we have appropriately responded to the issues surrounding the contested resolutions by, among other things, obtaining guidance from a second set of solicitors and the Australian Stock Exchange with which we have complied.
      Recently, we received a letter from legal counsel for Best Dynamic Services Limited, a substantial shareholder in MedAire, that enclosed a consent resolution purportedly signed by holders of a majority of our outstanding voting stock. Mr. Tay has previously advised us that he is behind Best Dynamic Services. The proposed shareholder consent resolution proposed certain changes to our bylaws. In particular, the proposed consent resolution would have amended the bylaws to permit holders of ten percent or more of the outstanding stock of MedAire to call a shareholder’s meeting and would have fixed the number of directors at nine, except as changed by the shareholders. Our board of directors reviewed the consent resolution to determine its validity under our articles of incorporation, bylaws and applicable law and concluded that the consent resolution was invalid and of no effect based on the following:

(1) The consent resolution is invalid for failure to comply with Article II, section 13 of the Amended and Restated Bylaws of MedAire, which requires among other things that the consent resolution be delivered within 60 days after the earliest date that a stockholder signed the written consent. The earliest stockholder signature on the proposed consent resolution is dated June 19, 2005. The consent resolution was delivered more than 60 days after June 19, 2005 and is invalid.

(2) Even had the consent resolution been timely delivered and not be invalid for that reason, the consent resolution is not effective because it is not signed by the requisite number of qualifying shareholders. Article 15 of MedAire’s Articles of Incorporation requires that any “Business Combination” involving an “Interested Stockholder” be approved by 66 and 2/3% of the outstanding shares, excluding the shares held by an Interested Stockholder and its Affiliates and Associates. A Business Combination is defined in Article 15(c)(1)(C) to include “any amendment to . . . the Bylaws proposed by or on behalf of an Interested Stockholder”. Best Dynamic Services Limited is an Interested Stockholder as defined in the Articles. The number of qualifying shareholder votes delivered with the consent resolution by Best Dynamic Services Limited is far less than the required number of votes.

      The Company has recently become aware that grants of 350,000 stock options to directors in 2003 and 2004, 50,000 of which have been exercised, were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that the outstanding 2003 and 2004 option grants will have to be cancelled immediately. Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Market for Our Common Stock
      Our shares are not currently traded on any established United States public trading market, but are currently traded on the Australian Stock Exchange (ASX) under ASX Code MDE. Although we may seek listing of our shares in the United States on a national securities exchange or quotation system following registration, we have not yet determined the timing of doing so or which exchange or quotation system, if any, might be a viable alternative, and we cannot assure you that we will meet any applicable listing requirements.
      The following table sets forth the high and low sales prices on the Australian Stock Exchange for our Common Stock for the quarterly periods from January 1, 2003 to June 30, 2005.

	All Prices in AUD$

	As of June 30,
	2005		2004		2003

Period	High	Low	High	Low	High	Low

First Quarter	0.69	0.50	1.43	1.06	1.04	0.75
Second Quarter	0.95	0.53	1.17	0.79	0.76	0.55
Third Quarter	—	—	0.92	0.79	1.00	0.53
Fourth Quarter	—	—	1.02	0.56	1.28	0.93
      We have never paid a dividend on shares of our equity securities. We do not intend to pay any dividends on our common shares during the foreseeable future. It is anticipated that earnings, if any, from operations will be used to finance growth.
      As of June 30, 2005, there were 57,331,740 shares of our common stock issued and outstanding, 1,740,000 outstanding common stock warrants and 2,994,850 outstanding common stock options (1,756,850 of which were immediately exercisable). All of the shares of our common stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each as described in more detail below. We have not agreed to register any of our common stock for sale by security holders. There were approximately 1,840 holders of our common stock as of June 30, 2005.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Registration Statement, a person who has beneficially owned shares of our Common Stock for at least one year would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 573,317 shares immediately after the date this Registration Statement is filed; or

•	the average weekly trading volume in the common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are generally subject to certain manner of sale provisions and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

Rule 701
      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this Registration Statement is entitled to sell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.
Our Compensation Plans
      The following table sets forth information as of June 30, 2005 with respect to compensation plans (including individual compensation arrangements) under which shares of our common stock are authorized for issuance:

	Number of	Weighted-
	Securities to be	Average	Number of
	Issued Upon	Exercise Price	Securities Remaining
	Exercise of	of Outstanding	Available for Future
	Outstanding	Options,	Issuance Under
	Options, Warrants	Warrants and	Equity
Plan Category	and Rights	Rights	Compensation Plans

Equity Compensation Plans Approved by Shareholders
Amended and Restated 1998 Key Employee Stock Option Plan(1)	2,994,850(3)	$0.53	1,662,452
Equity Compensation for President & COO(2)	1,740,000	$0.68	—
Equity Compensation Plans not Approved by Shareholders	N/A	N/A	N/A
Total	4,734,850	$0.58	1,662,452

(1)	The Amended and Restated 1998 Key Employee Stock Option Plan is described under “Executive Compensation — Amended and Restated 1998 Key Employee Stock Option Plan”.

(2)	“Equity Compensation for President and COO” refers to the equity component of James Lara’s compensation as described in detail under “Executive Compensation — Employment Contracts — James Lara”. These warrants vest in three equal annual installments on the condition that the Company exceeds certain EBITDA targets established by our board of directors for the fiscal years ending December 31, 2005, 2006 and 2007, respectively. All shares subject to warrants shall vest and become exercisable in the event that the Company’s EBITDA for the fiscal year ending December 31, 2007 equals or exceeds $5.6 million.

(3)	The Company has recently become aware that grants of 350,000 stock options to directors in 2003 and 2004, 50,000 of which have been exercised, were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that the outstanding 2003 and 2004 option grants to directors will have to be cancelled immediately. Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.

Item 10.	Recent Sales of Unregistered Securities.
      In January 2003, in connection with our acquisition of Global Doctor by merger, we exchanged an aggregate of 10,753,765 shares of our common stock and other consideration for all outstanding shares of Global Doctor stock. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act with regard to Global Doctor shareholders residing outside the United States. There were no issuances to shareholders residing in the United States.

      In October 2003, we issued 6,000,000 shares of common stock in exchange for aggregate gross proceeds of $3,083,000, or $0.51 per share. We paid a 3.5% placement fee to Hartleys Limited, a financial services company based in Western Australia. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act with regard to MedAire shareholders residing outside the United States. There were no issuances to shareholders residing in the United States. The funds received were used for operational and acquisition purposes.
      In September 2003, 16,000 shares of common stock were granted to certain executives in consideration of their individual performance. In addition, we issued common stock upon the exercise of common stock options as follows:

	Number of	Average
	Shares	Exercise Price

Year ended December 31, 2004	1,588,445	$0.26
Year ended December 31, 2003	30,000	$0.25
      We issued these shares in reliance upon exemptions from registration under Rule 701 under the Securities Act.
      The table below sets forth our issuances of stock options for each of the fiscal years ended December, 31, 2004, 2003 and 2002, respectively. These options were issued pursuant to our Amended and Restated 1998 Key Employee Stock Option Plan (the “Plan”) described under “Executive Compensation — Amended and Restated 1998 Key Employee Option Plan”. The options granted under the Plan have vesting periods that range from immediate vesting to vesting over five years. These options were issued in reliance upon exemptions from registration under Rule 701 under the Securities Act.

	Number of Shares Available
	for Purchase Pursuant to
Period Ended	Options Granted		Average Exercise Price

June 30, 2005	30,000		$0.51
2004	1,150,000	(1)	$0.75
2003	3,570,825	(1)	$0.44
2002	74,377		$0.25

(1)	The Company has recently become aware that grants of 350,000 stock options to directors in 2003 and 2004, 50,000 of which have been exercised, were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that the outstanding 2003 and 2004 option grants will have to be cancelled immediately. Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.
      We also issued 1,740,000 warrants to Jim Lara in 2005 pursuant to his employment agreement with the Company. These warrants were issued in reliance upon exemptions from registration under Rule 701 under the Securities Act. These warrants vest in three equal annual installments, provided that the Company meets certain EBITDA targets established by our board. All shares subject to warrants shall vest and become exercisable in the event that the Company’s EBITDA for the fiscal year ending December 31, 2007 equals or exceeds $5.6 million.

Item 11.	Description of Registrant’s Securities to be Registered.
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.001 per share and 10,000,000 shares of preferred stock, par value of $0.001 per share.
      The following description is a summary of the material provisions of our common stock. For a complete description of our capital stock, you should read our articles of incorporation and bylaws attached as Exhibits 3.1 and 3.2 to this Registration Statement.

Common Stock
      Uncertificated Shares. In order to allow trading of our common stock on the Australian Stock Exchange (“ASX”), CUFS (CHESS Units of Foreign Securities) are issued to shareholders in uncertificated form. CUFS represent beneficial ownership of the underlying shares of our common stock, the legal ownership of which is held by CHESS (Clearing House Electronic Subregister System) Depository Nominees Pty Ltd. (“CDN”), which is controlled by ASX. CUFS are structured so that each of the CUFS represents one of our shares. Our shares are listed and quoted on the ASX, but trades are settled in CHESS by the delivery of CUFS. Holders are sent a holding statement within one week after a new CUFS account is created, and further holder statements are sent one week after the end of the month in which a transaction change occurs in the holder’s CUFS account. Legal title to all shares remains with CDN, unless and until a CUFS holder requests in writing a transfer of beneficially owned shares from CDN to the holder, in which case a paper transfer will be effected in accordance with our certificate of incorporation and bylaws. We maintain a register of individual CUFS holders through Computershare Investor Services in Perth, Australia (the “Register”).
      Voting Rights. ASX rules require us to send a notice of shareholder meetings to each CUFS holder at the address recorded in the Register. The notice must (a) inform the holder of the holder’s rights to direct CDN on how it should vote with respect to the resolutions in the notice; (b) provide a mechanism for the holder to direct CDN on how to vote; and (c) provide the date and time by which the holder must provide such direction to CDN. Holders of our common stock are generally entitled to one vote per share held on all matters submitted to a vote of the holders of common stock. At any meeting of the shareholders, the presence, in person or by proxy, of the majority of the outstanding stock entitled to vote shall constitute a quorum. Except where a greater percentage is required by our certificate of incorporation or bylaws, the affirmative vote of the holders of a majority of the shares of common stock then represented at the meeting and entitled to vote at the meeting shall be the act of the shareholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors, and our common stock does not have preemptive rights.
      Dividend and Distribution Rights. Our board of directors may from time to time declare, and the Company may pay, dividends on its outstanding shares of stock in the manner and upon the terms and conditions provided in the Nevada General Corporation Law. We have never paid a dividend on shares of our common stock. We do not intend to pay any dividends on our common stock during the foreseeable future, and any such dividends would be subject to preferences of any outstanding shares of our preferred stock. It is anticipated that earnings, if any, from operations will be used to finance growth. Holders of CUFS are entitled to payment of dividends, if any, as though such holders were holders of legal title.
Preferred Stock
      Pursuant to our articles of incorporation, without further action by the shareholders, the Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series (although Australian Stock Exchange Rules currently require shareholder consent for any issuance that exceeds 15% of our then outstanding capital stock). The board also has the right to fix the designations, voting powers, preferences, and relative participating, optional or other rights, any or all of which may be greater than the rights of our common stock, and any qualifications, limitations or restrictions thereof. Preferred stock could thus be issued quickly with terms that could have the effect of delaying, deferring or preventing a change of control. We have no current plans to issue any preferred stock.
Business Combinations
      In addition, under our articles of incorporation, any “business combination” with an “interested stockholder” requires approval by holders of at least 2/3 of our outstanding voting stock (excluding shares held by such interested stockholder), unless the business combination satisfies certain criteria. A “business combination” includes a merger, consolidation, sale of assets or securities, or plan of liquidation or amendment of charter or bylaws proposed by such interested stockholder, and an “interested stockholder” is a person who, together with his, her or its affiliates and associates, is or has announced an intention to become, the beneficial owner of at least 10% of the outstanding voting stock.

Item 12.	Indemnification of Directors and Officers.
Nevada Corporate Law
      Nevada corporate law provides us with the statutory authority to indemnify our officers and directors. The applicable provisions of Nevada corporate law state that, to the extent such person is successful on the merits or otherwise, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In any threatened, pending or completed action by or in the right of the corporation, a corporation also may indemnify any person in connection with that action’s defense or settlement, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that such indemnity is proper.
      Under the applicable provisions of Nevada corporate law, any indemnification shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made:

(1) by the shareholders;

(2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
Articles of Incorporation
      Our articles of incorporation provides for indemnification to the full extent permitted by the laws of the State of Nevada against and with respect to threatened, pending or completed actions, suits or proceedings against any person by reason of the fact that he is or was a director or officer of MedAire or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which he has served in any capacity at the request of MedAire.
By-laws
      In addition, our by-laws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
      With respect to actions, suits or proceedings by or in the right of the Company, our by-laws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that that person is or was our director, officer, employee or agent or is or was our director, officer, employee or agent serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including amounts paid in settlement and attorneys’ fees) actually and reasonably incurred by that person in connection with the defense or settlement of the action or suit if that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to our best interests; except that no indemnification shall be made in respect of any claim, issue or matter as to which that person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to us or for amounts paid in settlement to us unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
      To the extent that our director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.
      We shall only make an indemnification as described above (unless ordered by a court or advanced as described below) as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.
      Expenses incurred by our director, officer, employee, or agent in defending a civil or criminal action, suit or proceeding shall be paid by us as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it shall be ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by us.
      The indemnification and advancement of expenses described in this section are not exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in such person’s official capacity or an action in another capacity while holding such office, except that indemnification, unless ordered by a court or for advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
      We are authorized by our by-laws to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and liability and expenses incurred by him or her in any such capacity, or arising out of his status as such.
Individual Indemnity Agreements
      Each of our directors and executive officers has entered into an indemnity agreement with us that provides certain rights to indemnification to such persons and is not exclusive of any other rights provided by law or our articles of incorporation or by-laws. Each indemnity agreement provides that we will indemnify the director or executive officer against expenses, judgments, fines, penalties and amounts paid in settlement incurred in connection with any threatened, pending or completed action, suit or proceeding, including in connection with the investigation, defense or appeal of such a proceeding, whether civil, criminal, administrative, or investigative to which such person is a party or threatened to be made a party by virtue of the fact that he or she is or was our executive officer, director, employee, or agent, or is or was serving or at any time serves at our request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (in each case an “Indemnitee”) if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful as described in the first paragraph under “By-laws” above.
      The expenses (including attorneys’ fees) incurred by our Indemnitee in investigating, defending or appealing any threatened, pending or completed action, suit or proceeding covered by the indemnity agreement shall be paid in advance by the Company. If it is finally determined that the Indemnitee is not entitled to be indemnified by the Company under the indemnity agreement or otherwise, the Indemnitee shall repay to the Company all advanced expenses.
      The Company is not required by the indemnity agreement to indemnify the director or executive officer:

•	Except to the extent the aggregate losses to be indemnified exceed any amount received by the indemnitee from any insurance policy maintained by the Company;

•	In respect of remuneration paid to the indemnitee if it is determined by a final judgment that the remuneration was in violation of law;

•	On account of any suit in which final judgment is rendered against the indemnitee or an accounting of profits made from the purchase or sale by the indemnitee of securities of the Company pursuant to Section 16(b) of the Exchange Act;

•	If a court of competent jurisdiction determines by final judgment that indemnification is not lawful in a given situation;

•	In respect of proceedings initiated by the indemnitee and not by way of defense;

•	In respect of any proceedings instituted by the indemnitee to enforce or interpret the indemnity agreement, if a court of competent jurisdiction determines that the material assertions made by indemnitee were not made in good faith or were frivolous;

•	For any amounts paid in settlement of a proceeding effected without the Company’s written consent; or

•	For indemnification in proceedings or claims involving the enforcement of non-competition, non-disclosure or employment or similar agreements with the Company or any subsidiary or affiliate of the Company.
      The indemnity agreement requires the director or executive officer to notify the Company within forty-five days of his or her receipt of notice of a claim that may be the subject of an indemnification claim. The Company has the right to participate in any such action at its own expense.

Item 13.	Financial Statements and Supplementary Data.
      The information required by this Item is contained in the financial statements that are attached beginning at page F-1 of this Registration Statement.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
      (a) In May 2003, we elected to dismiss our outside accounting firm, Evers & Company, Ltd. (“Evers”), effective following the completion of its 2002 year end audit. The Company engaged McGladrey & Pullen, LLP as its new outside accounting firm. The decision to change accounting firms was made by the audit committee of the Board of Directors and ratified by the Board of Directors.
      Evers’ reports on our consolidated financial statements for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two years ended December 31, 2002 and the interim period through the date of Evers’ dismissal, we had no disagreements with Evers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Evers, would have caused it to make reference to the subject matter of the disagreements in connection with its report.
      None of the reportable events described by Item 304(a)(1)(v) of Regulation S-K has occurred.
      We have provided Evers a copy of the disclosure contained in this Registration Statement, which was received by Evers on September 14, 2005. We have requested Evers to furnish us with a letter in response to Item 304(a)(3) of Regulation S-K. Such letter is included in this Registration Statement as Exhibit 16.1.

      (b) We engaged McGladrey & Pullen, LLP on July 24, 2003 to audit our consolidated financial statements beginning with the year ended December 31, 2003. During the two years ended December 31, 2004 and the subsequent interim period through the date of this report, we did not consult with McGladrey & Pullen, LLP regarding any of the matters set forth in Item 304(a)(2) of Regulation S-K.

Item 15.	Financial Statements and Exhibits.
      (a) Financial Statements. See page F-1 for a listing of the financial statements filed as a part of this Registration Statement.
      (b) Exhibits. See page I-2 for a listing of the exhibits filed as a part of this Registration Statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
MedAire, Inc.
Tempe, Arizona
      We have audited the consolidated balance sheets of MedAire, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of MedAire, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
      As described in Note 1 to the financial statements, the December 31, 2004 financial statements have been restated for an error in the classification of an amount related to foreign currency from an expense component of income taxes to a component of other comprehensive income within equity.
/s/ McGladrey & Pullen, LLP
Phoenix, Arizona
      February 3, 2005, except for Note 4, third to last sentence, as to which the date is February 23, 2005, and Note 1, subheading “Restatement”, as to which the date is August 26, 2005

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS’ REPORT
      The Board of Directors
      MedAire, Inc.
      We have audited the accompanying consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows of MedAire, Inc. and subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion the consolidated financial statements referred to above present fairly in all material respects, the consolidated results of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows of MedAire, Inc. and subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.
      /s/ Evers & Company, Ltd.
Phoenix, Arizona
March 4, 2003, except as to Note 15,
which is dated September 19, 2005

MEDAIRE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of

	June 30,	December 31,
	2005	2004	December 31,
	(Unaudited)	(Restated)	2003

ASSETS (Note 4)
CURRENT ASSETS
Cash and cash equivalents	$2,777,285	$1,334,999	$3,952,523
Restricted cash (Note 4)	500,000	—	—
Accounts receivable, net of allowance for doubtful accounts of $243,000, $210,000 and $152,000 at June 30, 2005 and December 31, 2004 and 2003, respectively	4,630,451	5,085,335	3,451,097
Unbilled revenue	470,389	997,279	125,132
Inventory	452,146	486,225	420,019
Deferred income taxes (Note 8)	—	—	151,300
Income taxes receivable	—	148,976	88,000
Prepaids and other current assets	454,591	678,062	766,116

Total current assets	9,284,862	8,730,876	8,954,187
GOODWILL	927,665	927,665	927,665
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net (Note 2)	2,228,501	2,345,648	1,661,755
IDENTIFIABLE INTANGIBLES, net (Note 3)	726,616	837,651	610,478
DEPOSITS	134,278	67,286	51,857
OTHER LONG TERM ASSETS	100,000	100,000	—
DEFERRED INCOME TAXES (Note 8)	—	—	1,048,000

	$13,401,922	$13,009,126	$13,253,942

CURRENT LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Line of credit (Note 4)	$—	$200,000	$—
Current maturities of capital lease obligations (Note 7)	6,969	72,091	80,136
Notes payable (Note 5)	384,548	393,598	612,471
Accounts payable (Note 10)	1,082,634	1,108,362	1,084,049
Accrued expenses (Note 10)	2,366,492	2,436,701	3,193,832

Current liabilities before deferred revenue	3,840,643	4,210,752	4,970,488
Current portion of deferred revenue	6,001,036	5,420,681	4,158,583

Total current liabilities	9,841,679	9,631,433	9,129,071

LONG TERM CAPITAL LEASE OBLIGATIONS, less current maturities (Note 7)	17,200	20,756	92,846

DEFERRED REVENUE, less current portion	884,787	896,655	888,748

COMMITMENTS AND CONTINGENCIES (Notes 7, 11 and 13)
STOCKHOLDERS’ EQUITY (Notes 6 and 12)
Common stock; voting, $.001 par value; 100,000,000 shares authorized 57,331,740, 55,007,726, and 53,419,281 shares, respectively, issued and outstanding at June 30, 2005, December 31, 2004 and December 31, 2003	57,332	55,008	53,420
Preferred stock; voting, $.001 per share; 10,000,000 shares authorized, none issued	—	—	—
Additional paid-in capital	6,099,903	5,501,223	5,087,647
Accumulated deficit	(3,297,125)	(2,883,369)	(1,861,070)
Accumulated other comprehensive loss	(201,854)	(212,580)	(136,720)

Total Stockholders’ Equity	2,658,256	2,460,282	3,143,277

	$13,401,922	$13,009,126	$13,253,942

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	6 Months Ended		12 Months Ended

	June 30,	June 30,	December 31,
	2005	2004	2004	December 31,	December 31,
	(Unaudited)	(Unaudited)	(Restated)	2003	2002

Revenues, net
Services	$9,242,512	$7,177,943	$15,996,440	$10,080,089	$5,980,273
Equipment	2,985,039	3,683,702	6,431,748	5,217,537	3,528,233
Education	1,821,684	1,377,986	2,930,168	2,300,136	1,827,580

Total revenues, net	14,049,235	12,239,631	25,358,356	17,597,762	11,336,086

Costs of revenues
Services	6,134,247	4,781,254	10,835,757	6,391,167	3,068,585
Equipment (Note 10)	2,227,672	2,261,695	4,448,346	4,084,415	2,745,754
Education	935,250	906,462	1,690,619	1,529,243	1,678,223

Total costs of revenues	9,297,169	7,949,411	16,974,722	12,004,825	7,492,562

Gross profit	4,752,066	4,290,220	8,383,634	5,592,937	3,843,524

Operating expenses
Sales and marketing	2,362,164	1,808,132	4,157,571	3,723,816	2,583,046
General and administrative	2,310,370	1,887,169	3,341,371	2,201,412	1,299,419
Fees to MedCrew, a related party (Note 10)	—	—	—	360,000	242,000
Excess purchase price (Note 14)	—	—	—	714,567	—
Depreciation and amortization	494,575	385,602	995,501	596,109	451,283

Total operating expenses	5,167,109	4,080,903	8,494,443	7,595,904	4,575,748

Operating (loss) income	(415,043)	209,317	(110,809)	(2,002,967)	(732,224)
Other income (expense)
Gain on sale of mining rights	—	—	66,900	98,823	—
Gain on sale of marketable securities	—	—	—	22,251	—
Interest income	16,319	14,042	23,116	21,759	15,929
Interest expense	(15,032)	(32,074)	(43,069)	(77,304)	(4,812)

Total other income (expense)	1,287	(18,032)	46,947	65,529	11,117
Net (loss) income before income taxes	(413,756)	191,285	(63,862)	(1,937,438)	(721,107)
Income tax expense (benefit) (Note 8)	—	93,855	958,437	(866,600)	(182,107)

Net (loss) income before minority interest	(413,756)	97,430	(1,022,299)	(1,070,838)	(539,000)
Minority interest in net income of consolidated subsidiary	—	—	—	(149,454)	(97,456)

Net (loss) income	$(413,756)	$97,430	$(1,022,299)	$(1,220,292)	$(636,456)

Net (loss) income per common share, basic and diluted	$(0.01)	$0.00	$(0.02)	$(0.02)	$(0.02)

Weighted average number of shares used in computation:
Basic	55,970,965	53,605,464	54,135,355	48,860,986	36,619,516

Diluted	55,970,965	57,682,975	54,135,355	48,860,986	36,619,516

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	6 Months Ended		12 Months Ended

	June 30,	June 30,	December 31,
	2005	2004	2004	December 31,	December 31,
	(Unaudited)	(Unaudited)	(Restated)	2003	2002

Net (loss) income	$(413,756)	$97,430	$(1,022,299)	$(1,220,292)	$(636,456)
Other comprehensive income (loss)
Unrealized gain on marketable securities, net of tax	—	—	—	—	67,125
Currency translation adjustment, net of tax	10,726	55,925	(75,860)	(136,720)	—

Comprehensive (loss) income	$(403,030)	$153,355	$(1,098,159)	$(1,357,012)	$(569,331)

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Number of
	Shares of		Additional		Accumulated
	Common	Common	Paid-in	Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit	Other Loss	Total Equity

Balance at December 31, 2001 (Note 6)	36,619,516	$36,620	$1,609,823	$(4,322)	$(120,570)	$1,521,551
Net loss for the year ended December 31, 2002	—	—	—	(636,456)	—	(636,456)
Non-qualified stock option expense	—	—	834	—	—	834
Unrealized gain on marketable securities	—	—	—	—	67,125	67,125

Balance at December 31, 2002 (Note 6)	36,619,516	36,620	1,610,657	(640,778)	(53,445)	953,054
Issuance of common stock for acquisition (Note 14)	10,753,765	10,754	497,495	—	—	508,249
Issuance of common stock for cash (Note 6)	6,000,000	6,000	2,960,980	—	—	2,966,980
Issuance of common stock for compensation (Note 6)	16,000	16	10,211	—	—	10,227
Exercise of stock options (Note 12)	30,000	30	7,470	—	—	7,500
Net loss for the year ended December 31, 2003	—	—	—	(1,220,292)	—	(1,220,292)
Realized gain on investment in Global Doctor Limited	—	—	—	—	53,445	53,445
Non-qualified stock option expense	—	—	834	—	—	834
Foreign currency translation adjustments, net of tax ($91,000)	—	—	—	—	(136,720)	(136,720)

Balance at December 31, 2003	53,419,281	53,420	5,087,647	(1,861,070)	(136,720)	3,143,277
Net loss for year ended December 31, 2004	—	—	—	(1,107,299)	—	(1,107,299)
Exercise of stock options (Note 12)	1,588,445	1,588	413,159	—	—	414,747
Non-qualified stock option expense (Note 12)	—	—	417	—	—	417
Foreign currency translation adjustments, net of tax ($6,094)	—	—	—	—	9,140	9,140

Balance at December 31, 2004, as previously reported	55,007,726	55,008	5,501,223	(2,968,369)	(127,580)	2,460,282
Restatement (Note 1)	—	—	—	85,000	(85,000)	—

Balance at December 31, 2004, as restated	55,007,726	55,008	5,501,223	(2,883,369)	(212,580)	2,460,282
Net loss for six months ended June 30, 2005 (unaudited)	—	—	—	(413,756)	—	(413,756)
Exercise of stock options (unaudited) (Note 12)	2,324,014	2,324	598,680	—	—	601,004
Foreign currency translation adjustments (unaudited)	—	—	—	—	10,726	10,726

Balance at June 30, 2005 (unaudited)	57,331,740	$57,332	$6,099,903	$(3,297,125)	$(201,854)	$2,658,256

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	6 Months Ended		12 Months Ended

	June 30,	June 30,	December 31,
	2005	2004	2004	December 31,	December 31,
	(Unaudited)	(Unaudited)	(Restated)	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(413,756)	$97,430	$(1,022,299)	$(1,220,292)	$(636,456)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	494,575	385,602	995,501	596,106	451,283
Deferred income taxes	—	132,300	1,114,300	(941,900)	(314,149)
Bad debt expense	33,890	—	68,218	38,641	—
Realized gain on sale of marketable securities	—	—	—	(53,445)	—
Minority interest in loss of consolidated subsidiary	—	—	—	149,454	97,456
Excess purchase price — MedSpace	—	—	—	714,567	—
Stock option compensation	—	417	417	834	834
Stock compensation expense	—	—	—	10,227	—
Loss on disposal of assets	631	679	680	1,046	5,980
Changes in working capital components:
Accounts receivable	420,993	9,106	(1,702,455)	(1,773,480)	(496,908)
Unbilled revenue	526,890	(579,766)	(872,147)	120,818	(54,175)
Inventory	34,079	127,013	(26,215)	(79,224)	25,154
Income taxes receivable	148,976	(1,996)	(60,976)	(74,605)	(13,395)
Prepaids and other current assets	223,472	291,112	88,054	(693,011)	(42,623)
Deposits	(66,992)	1,237	(15,429)	673	(36,085)
Accounts payable and accrued expenses	(95,936)	(1,212,823)	(732,817)	1,339,236	339,237
Income taxes payable	—	—	—	(82,687)	67,687
Deferred revenue	568,487	715,255	1,196,019	2,106,362	670,345

Net cash provided by (used in) operating activities	$1,875,309	$(34,434)	$(969,149)	$159,320	$64,185

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash received (expenses paid) in acquisition of Global Doctor	$—	$—	$—	$120,224	$(240,313)
Purchase of equipment and leasehold improvements	(266,189)	(863,454)	(1,492,137)	(390,604)	(499,691)
Additional trademark costs	—	—	—	(2,128)	(12,127)
Proceeds from marketable securities	—	—	—	133,260	30,300
Purchase of assets of Medical Advisory Services (MAS)	—	(386,005)	(386,005)	—	—
Proceeds from sale of fixed assets	2,247	—	—	—	—
Purchase of long term assets	—	(100,000)	(100,000)	—	—

Net cash used in investing activities	(263,942)	(1,349,459)	(1,978,142)	(139,248)	(721,831)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock shares	—	—	—	2,974,480	—
Proceeds from exercise of common stock options	601,004	113,518	414,747	—	—
Proceeds from line of credit	—	—	650,000	1,600,000	100,000
Payments on line of credit	(200,000)	—	(450,000)	(1,700,000)	—
Repayment of debt	—	—	(246,227)	(148,723)	—
Repayment of capital lease obligation	(68,678)	(39,407)	(80,135)	(71,288)	(11,128)

Net cash provided by financing activities	332,326	74,111	288,385	2,654,469	88,872

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,407)	16,032	41,382	133,964	—
Net increase (decrease) in cash and cash equivalents	1,942,286	(1,293,750)	(2,617,524)	2,808,505	(568,774)
Cash and cash equivalents at beginning of period	1,334,999	3,952,523	3,952,523	1,144,018	1,712,792

Cash and cash equivalents at end of period	$3,277,285	$2,658,773	$1,334,999	$3,952,523	$1,144,018

MEDAIRE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	6 Months Ended		12 Months Ended

	June 30,	June 30,	December 31,
	2005	2004	2004	December 31,	December 31,
	(Unaudited)	(Unaudited)	(Restated)	2003	2002

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for interest	$6,000	$16,698	$30,309	$63,539	$4,812

Cash paid during the period for taxes	$—	$1,996	$2,000	$64,811	$62,421

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Shares issued in lieu of cash compensation	$—	$—	$—	$7,486	$—

Assets acquired under capital lease obligation	$—	$—	$—	$35,556	$219,842

Acquisition of Global Doctor:
Cash purchase price	$—	$—	$—	$6,210	$—

Working capital acquired, net of cash and cash equivalents of $126,434	$—	$—	$—	$(299,612)	$—

Fair value of other assets acquired, principally goodwill, intangible assets and equipment	$—	$—	$—	$2,045,240	$—

Long-term debt assumed	$—	$—	$—	$(597,402)	$—

Purchase of assets of Medical Advisory Services (MAS):
Cash purchase price	$—	$386,005	$386,005	$—	$—

Working capital acquired	$—	$(33,995)	$(33,995)	$—	$—

Fair value of other assets acquired, principally intangible assets	$—	$420,000	$420,000	$—	$—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies
Nature of business:
      Established in 1985, the Company provides fully integrated health, safety and security solutions to companies that are responsible for employees, customers and guests who are at risk as a result of living, working or traveling away from home. These solutions are comprised of three major components: 24/7/365 situation management, which includes services, such as real-time medical and security advice and assistance, training and education and medical resources such as medical kits. The Company is an Arizona-based corporation with both domestic and international operations and customers.
Principles of consolidation:
      The consolidated financial statements as of and prior to December 31, 2003 include the consolidated accounts of MedSpace, Inc. (MedSpace), which was 46% owned by MedAire, Inc. and 5% owned by the CEO and founder of MedAire, Inc. In December 2003, a transaction was entered into to purchase the remaining 54% of MedSpace not previously owned. Effective December 31, 2003, MedSpace was merged into the Company (see Note 14).
      All accounts of the Company and its wholly owned subsidiaries are included in the consolidated financial statements for the appropriate periods. All significant inter-company transactions and accounts have been eliminated in consolidation.
Use of estimates:
      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, deferred revenue, deferred income taxes, identifiable intangibles and goodwill.
Expression of currency:
      All amounts are shown in US currency, unless otherwise noted.
Revenue recognition:
      The Company recognizes revenue upon shipment of its products or as services are performed. Shipping and handling charges to customers are included in revenue. Shipping and handling costs incurred by the Company are included in costs of revenues. The Company provides products and services to its customers on a contract basis, normally covering one to five-year periods. Revenue on products is recognized when the equipment is shipped, while billings on the service portion of the contract are recorded as deferred revenue and recognized on a straight-line basis over the life of the contract.
      In conjunction with Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”, revenue from multiple-deliverable arrangements are accounted for as separate units of accounting as the delivered items have value on a stand alone basis, there is objective and reliable evidence of the fair value and delivery or performance of the undelivered item is probable and in the Company’s control.
      GlobaLifeline is a program designed to meet the medical, security and travel assistance needs of companies with employees who work, travel or live within the international community. Revenue from GlobaLifeline services includes membership and access fees, patient consultations, evacuations, security services and web based information services. These revenues and costs are part of services on the financial statements. Cost of service revenue consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our Global Response Center.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies — (Continued)
Restatement:
      For the period ended December 31, 2004 we have reclassified an amount related to foreign currency from an expense component of income taxes to a component of other comprehensive income within equity, for a correction of a cumulative error. Other comprehensive income is stated net of tax, and the restatement was all tax related. When the Company established a valuation allowance against net deferred tax assets it incorrectly recorded $85,000 as income tax expense in the Statement of Operations instead of reversing the cumulative tax benefit in Other Comprehensive Income. See footnote number 8 to the financial statements. This resulted in no change in the total equity amount at the end of the period.

		Accumulated
		Other
		Comprehensive
	Net Loss	Loss

Balance as originally reported at December 31, 2004	$(1,107,299)	$9,140
Restatement	85,000	(85,000)

Balance as restated at December 31, 2004	$(1,022,299)	$(75,860)

Cash equivalents:
      Cash equivalents include money market accounts and other short-term investments with an original maturity of three months or less. The Company is required as a covenant on its line of credit, (see footnote 4), to maintain a $500,000 compensating balance on deposit with the financial institution.
Concentration of cash:
      The Company maintains amounts on deposit in financial institutions in excess of federal deposit insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.
Accounts receivable:
      Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Based on the information available, the Company believes the allowance for doubtful accounts as of June 30, 2005, December 31, 2004 and December 31, 2003 is adequate. Recoveries of accounts receivable previously written off are recorded when received.
      Interest is not charged on accounts receivable.
      Unbilled revenue represents revenue earned but not yet invoiced. The majority of the balance relates to Commercial Airline crew support and other health and security cases that are unbilled at the end of the reporting period. The remaining balance relates to training and other revenue earned in the period but not invoiced.
Inventory:
      Inventory, which consists primarily of kits and supplies, is stated at lower of cost or market. Cost is determined using the first-in, first-out method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies — (Continued)
Identifiable intangibles and goodwill:
      Statements of financial accounting standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, prescribes a two-step process for impairment testing of goodwill and long-lived assets when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. Goodwill is not amortized but is tested annually for impairment, or more frequently if events or changes in circumstances indicate the assets might be impaired. There were indicators of impairment in the six months ended June 30, 2005 and 2004 and years ended December 31, 2004 and 2003, however no impairment existed for those periods.
      Identifiable intangibles have the following estimated useful lives:

Software	1 to 3 years
Permits and agreements	2 to 7 years
Customer list and contracts	5 years
Other	1 to 5 years
Tradename and trademarks	5 to 7 years
      Intangible assets subject to amortization are amortized on a straight line method over their useful lives (see Note 3).
      In assessing the recoverability of goodwill and intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. The annual testing date is December 31.
      Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses. The Company’s management develops future revenue estimates based on historical trends and market available. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates.
      For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit (including goodwill) to that reporting unit’s fair value. If the reporting unit’s fair value exceeds the reporting units’ carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed the unit’s carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit’s goodwill, an impairment charge is recorded for the difference.
Subsequent events:
      In August 2005, the Board of Directors made the decision to investigate the sale of the assets of the Global Doctor China clinics. The decision to investigate the potential sale of these assets was based upon a review of the strategic value of the individual clinics in China, exclusive of the evacuation center in Beijing. The total assets are approximately $834,000 and liabilities are approximately $179,000 as of June 30, 2005.
      It has not yet been determined whether the assets will be classified as held for sale in accordance with SFAS No. 144.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies — (Continued)
Other long term assets:
      Other long term assets represent an investment in an untraded company. The $100,000 investment is comprised of $6,000 in stock and a $94,000 note receivable with no stated repayment terms or interest. The asset is valued using the cost method.
Fair value of financial instruments:
      Cash and cash equivalents, receivables, accounts payable, and debt, are carried at amounts that reasonably approximate their fair values at June 30, 2005, December 31, 2004 and December 31, 2003.
      It is not practical to estimate the fair value of an investment of an untraded company, included in other long term assets, which is carried at its total original cost of $100,000, but the fair value could be less than the original cost.
Equipment and leasehold improvements:
      Equipment and leasehold improvements are recorded at cost and are primarily being depreciated over three to seven years, using the straight-line method. Leasehold improvements are amortized over the useful economic lives or the term of the lease, whichever is shorter.
      Replacements and betterments are capitalized, while maintenance and repairs are expensed as incurred. It is the Company’s policy to include amortization expense on assets acquired under capital leases with depreciation expense on owned assets.
      Fixed assets not yet placed in service represent additional enterprise wide software system modules to be implemented and databases under development.
Deferred rent:
      Certain operating leases require escalating rent payments over the lease term. The total rent payments are divided by the total number of months to compute an amount, which is charged to expense on a straight-line basis over the lease term. The deferred rent liability included in accrued expenses on the accompanying balance sheets occurs when the monthly straight-line expense is greater than the monthly rent paid.
Off-balance sheet financing and liabilities:
      Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority owned subsidiaries or any interest in, or relationships with, any material variable interest entities.
Stock options:
      The Company has a stock-based employee compensation plan, which is described in more detail in Note 12. The Company generally grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants to employees and directors under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, as allowed by SFAS 123. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value of the common stock to be received at the measurement date. Under the requirements of FAS 123, nonemployee stock-based transac-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies — (Continued)
tions require compensation to be recorded based on the fair value of the securities issued or services rendered whichever is more reliably measured. Accordingly, no compensation cost has been recognized for these stock option grants. Awards under the plan generally vest over periods ranging from immediate vesting to five years, depending upon the type of award. The following table illustrates the effect on net (loss) income and, as allowed by SFAS 123 earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period presented, using the Black-Scholes valuation model:

	June 30,	June 30,	December 31,
	2005	2004	2004	December 31,	December 31,
	(Unaudited)	(Unaudited)	(Restated)	2003	2002

Net (loss) income:
As reported	$(413,756)	$97,430	$(1,022,299)	$(1,220,292)	$(636,456)
Adjustment for stock based employee compensation expense determined under fair value based method, net of related tax effects	(87,687)	(132,521)	(156,156)	(141,000)	(29,000)

Proforma net loss	$(501,443)	$(35,091)	$(1,178,455)	$(1,361,292)	$(665,456)

Loss per share basic and diluted:
As reported	$(0.01)	$0.00	$(0.02)	$(0.02)	$(0.02)

Proforma	$(0.01)	$0.00	$(0.02)	$(0.03)	$(0.02)

      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is January 1, 2006. SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.
      The Company currently utilizes a standard option pricing model (i.e. Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.
      SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operation cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.
      The Company currently expects to adopt SFAS 123R effective January 1, 2006; however, the Company has not yet determined which of the aforementioned adoption methods it will use. Subject to a complete review of the requirements of SFAS 123R, based on stock options granted to employees through June 30,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies — (Continued)
2005, and stock options expected to be granted during the last six months of 2005, the Company expects that the adoption of SFAS 123R will have a material impact on the Company’s results of operations. See Note 12 for further information on the Company’s stock-based compensation plans.
Income taxes:
      Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
Federal and state regulation:
      The Company is considered a repackager and distributor of drugs because of the medical kits it assembles and sells. As a result, the Company is subject to regulation by and licensure with the United States Food and Drug Administration (the FDA), the United States Drug Enforcement Administration (the DEA) and various state agencies that regulate wholesalers or distributors. Both the FDA and the DEA have the right, at any time, to inspect the Company’s facilities and operations to determine if it is operating in compliance with the requirements for licensure and all applicable laws and regulations. In addition, the Company is audited annually by the DEA and the Arizona State Board of Pharmacy. Although management believes appropriate steps are taken to ensure compliance, the Company cannot be assured it will not face fines or penalties, or loss of license if its compliance efforts are determined to be inadequate.
Reclassifications:
      Certain amounts have been reclassified to be consistent with the presentation for all periods, with no effect on the net loss or stockholders’ equity.
Deferred revenue:
      The Company provides products and services to its customers on a contract basis, normally covering one to five-year periods. Revenue on products is recognized when the equipment is shipped, while revenue on the service portion of the contract is recorded as deferred revenue and recognized on a straight-line basis over the life of the contract.
Advertising costs:
      Advertising and promotion costs, which totaled approximately $285,000 and $132,000 during the six months ended June 30, 2005 and 2004 (unaudited), respectively, and $320,000, $285,000 and $255,000 during the years ended December 31, 2004, 2003 and 2002, respectively, are expensed as incurred.
Legal costs:
      Amounts incurred for legal costs that pertain to loss contingencies are expensed as incurred.
Net (loss) income per common share:
      Net (loss) income per common share has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. At June 30, 2005, common shares issuable upon exercise of the employee stock options (see Note 12) and the convertible note have not been included in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies — (Continued)
computation because their inclusion would have had an antidilutive effect applicable to the net loss. At June 30, 2004, common shares issuable upon exercise of the employee stock options and convertible note have been included in the weighted-average number of common shares.
      A reconciliation of the basic and diluted weighted-average number of shares is as follows:

	June 30,	June 30,
	2005	2004	December 31,	December 31,	December 31,
	(Unaudited)	(Unaudited)	2004	2003	2002

Basic weighted-average number of shares	55,970,965	53,605,464	54,135,355	48,860,986	36,619,516
Weighted-average common shares issuable upon exercise of employee stock options	—	4,077,511	—	—	—

Diluted weighted-average number of shares	55,970,965	57,682,975	54,135,355	48,860,986	36,619,516

      A reconciliation of the diluted earnings at June 30, 2004 (unaudited) is as follows:

Net income as reported	$97,430
Interest on convertible note, net of tax	4,620

Diluted net earnings	$102,050

Note 2.	Equipment and Leasehold Improvements
      Equipment and leasehold improvements consist of the following:

	June 30,
	2005	December 31,	December 31,
	(Unaudited)	2004	2003

Furniture and fixtures	$1,232,698	$1,118,333	$1,208,618
Computer equipment and software	2,974,741	2,891,644	1,815,370
Leasehold improvements	332,984	291,231	239,704
Vehicles	44,764	44,764	18,771
Fixed assets not yet placed in service	479,055	452,084	32,070

	5,064,242	4,798,056	3,314,533
Less accumulated depreciation	2,835,741	2,452,408	1,652,778

	$2,228,501	$2,345,648	$1,661,755

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Identifiable Intangibles
      Identifiable intangibles and the associated accumulated amortization are as follows at June 30, 2005 (unaudited):

	Weighted-
	Average
	Remaining	Gross
	Life in	Carrying	Accumulated	Net Carrying
	Years	Amount	Amortization	Amount

Software	0.7 years	$116,000	$92,344	$23,656
Permits and agreements	4.1 years	334,000	101,339	232,661
Tradename and trademarks	4.4 years	494,091	208,927	285,164
Customer list and contracts	3.5 years	195,000	46,313	148,687
Other	2.3 years	60,000	23,552	36,448

		$1,199,091	$472,475	$726,616

      Identifiable intangibles and the associated accumulated amortization are as follows at December 31, 2004:

	Weighted-
	Average
	Remaining	Gross
	Life in	Carrying	Accumulated	Net Carrying
	Years	Amount	Amortization	Amount

Software	1.2 years	$116,000	$73,062	$42,938
Permits and agreements	4.6 years	334,000	90,720	243,280
Tradename and trademarks	4.9 years	494,091	158,467	335,624
Customer list and contracts	4.0 years	195,000	26,812	168,188
Other	2.8 years	60,000	12,379	47,621

		$1,199,091	$361,440	$837,651

      Identifiable intangibles and the associated accumulated amortization are as follows at December 31, 2003:

	Weighted-
	Average
	Remaining	Gross
	Life in	Carrying	Accumulated	Net Carrying
	Years	Amount	Amortization	Amount

Software	2.0 years	$101,000	$33,667	$67,333
Permits and agreements	2.0 years	184,000	61,333	122,667
Tradename and trademarks	5.4 years	494,091	73,613	420,478
Customer list and contracts	N/A	—	—	—
Other	N/A	—	—	—

		$779,091	$168,613	$610,478

      The aggregate amount of amortization expense for the six months ended June 30, 2005 and 2004 (unaudited) and the years ended December 31, 2004, 2003 and 2002 was approximately $111,000, $85,000 and $198,000, $131,000 and $7,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Identifiable Intangibles — (Continued)
      Estimated amortization expense is as follows for the years ended December 31:

2005	$228,000
2006	121,000
2007	107,000
2008	102,000
2009	52,000
Thereafter	228,000

$838,000

Note 4.	Lines of Credit
      The Company maintains a $1,000,000 line of credit with a bank which matures in May 2006. The line of credit was renewed in April 2005. Under the renewal, the Company is required to maintain a compensating balance with the lender of no less than $500,000. The line bears interest at the bank’s prime rate (6.25% at June 30, 2005) plus .75%. The line of credit is collateralized by substantially all the assets of the Company and requires compliance with certain non-financial covenants. The line of credit contains customary events of default. If an event of default occurs and is continuing, the Company might be required to repay all amounts then outstanding under the credit facility. At December 31, 2004 the Company was out of compliance on one of the non-financial covenants and obtained a waiver from the bank as of February 23, 2005. At December 31, 2004 and 2003 the outstanding balance was $200,000 and $0, respectively. At June 30, 2005 the Company had $1,000,000 available.

Note 5.	Note Payable and Pledged Assets
      A summary of the Company’s notes payable and collateral pledged thereon consists of the following:

	June 30,
	2005	December 31,	December 31,
	(Unaudited)	2004	2003

Unsecured note payable requiring one payment of $227,428, and no interest due October 2004	$—	$—	$237,721
Convertible unsecured 8% note payable may be converted to common stock anytime prior to March 2005. The Company paid the note in full during July 2005	384,548	393,598	374,750

	$384,548	$393,598	$612,471

      The convertible, unsecured note payable allows the holder to convert the note in whole, but not in part, on the conversion date, into shares calculated by dividing the face value of the note by the conversion price within five business days after delivery of the conversion notice to the Company. The holder may exercise the conversion right by giving notice to the Company anytime after July 31, 2001, at least two days prior to the conversion date. The Company must, within ten business days after the exercise of the conversion right, deliver a holding statement to the note holder in respect to the shares issued during the conversion. The note was not converted and was paid in full during July 2005.

Note 6.	Equity
      In October 2003, the Company issued 6,000,000 shares of common stock, $0.001 par value, for $3,083,000 or $0.51 per share. The difference between the par value of the shares issued and the total proceeds received, less the expenses of the issuance was recorded as additional paid in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Equity — (Continued)
      In September 2003, 16,000 shares of common stock were issued to executives of the Company at the trading price of the common stock on the date of grant.
      The power to issue any shares of preferred stock of any class or series of any class designations, voting powers, preferences, and relative participation, optional or other rights, if any, or the qualifications, limitations or restrictions thereof shall be determined by the Board of Directors.

Note 7.	Commitments and Contingencies
      The Company’s headquarters are located in Tempe, Arizona. The Company entered into a capital lease for telephone equipment with monthly payments of approximately $700 through August 2008, including interest at a rate of 8.195%. The lease is collateralized by the equipment. Total of assets under this lease was approximately $36,000 with accumulated amortization of $12,100, $8,600 and $2,000 at June 30, 2005 (unaudited), December 31, 2004 and December 31, 2003, respectively. As of December 31, 2004, the Company had another capital lease obligation in the amount of $65,401 which was paid off in 2005. The Company has various facility leases under varying operating lease agreements with various terms and conditions which expire at various dates through December 31, 2009. The leasehold improvement incentives were paid for directly by the landlord. In addition, the Company has various other leases that expire at various dates through July 2009.
      During 2002, the Company entered into a capital lease arrangement for furniture and fixtures. This lease was repaid during the six months ended June 30, 2005.
      Future minimum lease obligations at December 31, 2004 are as follows:

Years Ending December 31:	Capital	Operating

2005	$76,051	$778,000
2006	8,691	676,000
2007	8,691	701,000
2008	5,794	627,000
2009	—	335,000

Total minimum lease payments	99,227	$3,117,000

Amount representing interest	(6,380)

Present value of minimum lease payments	92,847
Less current maturities of capital lease obligations	72,091

Long-term capital lease obligations	$20,756

      Rent expense, including rent under month-to-month arrangements, for the six months ended June 30, 2005 and 2004 (unaudited) and years ended December 31, 2004, 2003 and 2002 was approximately $434,000 and $393,000 and $826,000, $788,000 and $320,000, respectively.
      The Company has employment agreements with two key executives, through 2008, that provide post termination benefits and compensation.
      The Company acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited. No value was assigned to the mining rights at the time of the acquisition due to uncertainty surrounding the outcome of a judicial appeal that could have caused Global Doctor to lose title to the rights. Subsequent to the acquisition, the court ruled in favor of Global Doctor Limited. In November 2003, the Company sold the mining rights. The transaction was structured so the Company receives varying payments ranging from 50,000 Australian Dollars (AUD) on acceptance of the offer (November 2003) to 400,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Commitments and Contingencies — (Continued)
AUD 24 months from settlement (December 2005). The USD exchange rate at the time of payments to date was approximately 0.66. The final payment of 1.0 million AUD is due upon commencement of the commercial mining operation. At any time after settlement (December 2003), the buyer may notify the Company that it does not wish to proceed with the transaction, in which event, the mining rights would be reconveyed to the Company for no consideration and the buyer would be under no further obligation to make further payments in respect to the purchase price other than those that have already fallen due. Gain on sale of mining rights represents the annual payments received from the buyer. No receivable has been established for future payments given the uncertainty of collection.

Note 8.	Income Taxes
      The components of net deferred tax assets are as follows:

	December 31,	December 31,
	2004	2003

Equipment and leasehold improvements	$(123,000)	$(70,000)
Operating loss and tax credit carryforwards	721,000	975,000
Unrealized loss on marketable securities	—	—
Allowance for doubtful accounts	84,000	59,000
Foreign currency translation	85,000	91,000
Deferred revenue	214,000	124,000
Other	50,300	20,300

Net deferred tax assets	$1,031,300	$1,199,300
Less: Net deferred tax valuation allowance	(1,031,300)	—

Net deferred tax assets	$—	$1,199,300

      The Company established a valuation allowance against its net deferred tax assets as of December 31, 2004. This resulted in additional income tax expense of approximately $900,000 in the year ended December 31, 2004. Management believes it is more likely than not that some portion or all of a deferred tax asset may not be realized. Realization of a deferred tax asset is dependent on whether or not there will be sufficient taxable income in the future periods in which the net operating loss can be utilized as available under tax law. In future years as the Company has taxable income and the net operating loss carryforwards are utilized, the valuation allowance will be reduced and no income tax expense will be realized on the face of the income statement until such time that management believes the deferred tax assets are more likely than not to be realized. The Company had expectations of utilizing net operating losses in 2004 based on management projections. However, due to a change in product mix sold with increased evacuations that carry a lower margin and continuing losses from the Global Doctor operations, the Company did not meet projections as they have in prior periods. Therefore, it was determined a valuation allowance was required in 2004.
      Income tax expense consists of the following:

	December 31,
	2004	December 31,	December 31,
	(Restated)	2003	2002

Current	$(155,863)	$75,300	$137,293
Deferred	1,114,300	(941,900)	(319,400)

Net income tax expense	$958,437	$(866,600)	$(182,107)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Income Taxes — (Continued)
      Federal Net Operating Loss Carryforward’s at December 31, 2004:

Expiring in 2022	$703,000
Expiring in 2023	1,194,000

$1,897,000

      Combined State Net Operating Loss Carryforward’s at December 31, 2004:

Expiring in 2007	$594,000
Expiring in 2008	510,000
Expiring in 2009	18,000
Expiring in 2010	8,000
Expiring in 2012	44,000
Expiring in 2013	28,000
Expiring in 2015	27,000
Expiring in 2017	19,000
Expiring in 2018	9,000
Expiring in 2022	120,000
Expiring in 2023	134,000

$1,511,000

      The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations due to the following:

	December 31,	December 31,	December 31,
	2004	2003	2002

Computed “expected” tax expense	$(22,900)	$(678,000)	$(245,200)
Increase (decrease) in income taxes resulting from:
Increase in valuation	946,300	—	—
Nondeductible expenses	36,000	22,000	51,000
State income taxes, net of federal tax benefit	(4,000)	(117,000)	(33,200)
Exercise of non-qualified stock options	(99,000)	—	—
Other	102,037	(93,600)	45,293

	$958,437	$(866,600)	$(182,107)

      There is no tax provision in the accompanying June 30, 2005 statement of operations as management anticipates there will be no tax expense at the end of the year as a full valuation allowance will be provided against the deferred tax asset.

Note 9.	Segment Reporting
      The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.
      There are two reportable segments: MedAire (MedAire, Inc. and MedAire Limited) and Global Doctor. Prior to December 31, 2003, MedSpace, Inc. was included within the MedAire segment. MedAire provides medical and security advice, training and equipment to subscribers. Global Doctor provides primary medical care in several Asian countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Segment Reporting — (Continued)
      Management evaluates the performance of each segment based on profit or loss from operations before income taxes, exclusive of nonrecurring gains and losses and foreign exchange gains and losses.
      Financial information with respect to the reportable segments follows:

		Global	Eliminating
June 30, 2005 (unaudited)	MedAire	Doctor	Entries	Total

Revenue from external customers	$12,396,445	$1,652,790	$—	$14,049,235
Intersegment revenue	—	124,414	(124,414)	—
Interest income	16,113	206	—	16,319
Interest expense	(15,032)	—	—	(15,032)
Depreciation and amortization	(385,831)	(108,744)	—	(494,575)
Pre-tax segment losses	(82,475)	(331,281)	—	(413,756)
Segment assets	13,133,222	2,034,051	(1,765,351)	13,401,922
Expenditures for equipment and leasehold improvements	(261,328)	(4,861)	—	(266,189)

		Global	Eliminating
June 30, 2004 (unaudited)	MedAire	Doctor	Entries	Total

Revenue from external customers	$10,904,285	$1,335,346	$—	$12,239,631
Intersegment revenue	—	123,460	(123,460)	—
Interest income	13,175	867	—	14,042
Interest expense	(15,092)	(16,982)	—	(32,074)
Depreciation and amortization	(293,754)	(91,848)	—	(385,602)
Pre-tax segment income (losses)	481,497	(290,212)	—	191,285
Segment assets	12,083,131	2,236,740	(1,274,416)	13,045,460
Expenditures for equipment and leasehold improvements	(814,962)	(48,492)	—	(863,454)

		Global	Eliminating
December 31, 2004	MedAire	Doctor	Entries	Total

Revenue from external customers	$22,573,675	$2,784,681	$—	$25,358,356
Intersegment revenue	—	347,843	(347,843)	—
Interest income	21,967	1,149	—	23,116
Interest expense	(23,406)	(19,663)	—	(43,069)
Depreciation and amortization	(731,751)	(263,750)	—	(995,501)
Pre-tax segment income (losses)	534,126	(597,988)	—	(63,862)
Segment assets	12,362,906	646,220	—	13,009,126
Expenditures for equipment and leasehold improvements	(1,382,140)	(109,997)	—	(1,492,137)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Segment Reporting — (Continued)

		Global	Eliminating
December 31, 2003	MedAire	Doctor	Entries	Total

Revenue from external customers	$15,482,000	$2,116,000	$—	$17,598,000
Intersegment revenue	—	—	—	—
Interest income	13,000	9,000	—	22,000
Interest expense	(22,000)	(55,000)	—	(77,000)
Depreciation and amortization	(497,000)	(99,000)	—	(596,000)
Pre-tax segment losses	(518,000)	(702,000)	—	(1,220,000)
Segment assets	11,758,000	2,256,000	(760,000)	13,254,000
Expenditures for equipment and leasehold improvements	(390,604)	—	—	(390,604)

		Global	Eliminating
December 31, 2002	MedAire	Doctor	Entries	Total

Revenue from external customers	$11,336,086	$—	$—	$11,336,086
Intersegment revenue	—	—	—	—
Interest income	15,929	—	—	15,929
Interest expense	(4,812)	—	—	(4,812)
Depreciation and amortization	(451,283)	—	—	(451,283)
Pre-tax segment losses	(721,107)	—	—	(721,107)
Segment assets	5,794,962	—	—	5,794,962
Expenditures for equipment and leasehold improvements	(499,691)	—	—	(499,691)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Segment Reporting — (Continued)
      The following table presents information about the Company’s revenue (attributed to countries based on the location of the customer) and long-lived assets by geographic area (all numbers are rounded):

	June 30, 2005		June 30, 2004		December 31, 2004		December 31, 2003		December 31, 2002

		Long		Long		Long		Long		Long
		Lived		Lived		Lived		Lived		Lived
		Physical		Physical		Physical		Physical		Physical
	Revenues	Assets	Revenues	Assets	Revenues	Assets	Revenues	Assets	Revenues	Assets

	(Unaudited)		(Unaudited)
	(000’s)
United States	$8,423	$1,964	$8,763	$1,793	$17,071	$1,987	$12,600	$1,292	$8,983	$1,345
United Kingdom	1,210	23	930	28	2,075	26	956	29	726	21
Thailand	1,120	14	384	17	774	16	438	15	—	—
Australia	537	—	116	162	449	14	100	120	77	—
United Arab Emirates	356	—	77	—	181	—	133	—	125	—
Indonesia	316	82	218	89	500	163	460	111	—	—
Portugal	264	—	86	—	231	—	137	—	86	—
Canada	225	—	220	—	427	—	580	—	651	—
China	215	146	733	131	1,963	140	1,213	95	—	—
Mexico	189	—	132	—	218	—	181	—	102	—
Ireland	183	—	—	—	—	—	—	—	—	—
Brazil	103	—	66	—	146	—	74	—	—	—
Saudi Arabia	103	—	87	—	105	—	118	—	—	—
Switzerland	90	—	—	—	102	—	73	—	—	—
Italy	66	—	—	—	—	—	—	—	—	—
France	54	—	—	—	—	—	65	—	—	—
Netherlands	49	—	—	—	—	—	—	—	—	—
Denmark	48	—	—	—	—	—	—	—	—	—
Sweden	38	—	—	—	—	—	—	—	—	—
Cyprus	36	—	—	—	—	—	—	—	—	—
Finland	—	—	38	—	—	—	—	—	—	—
Monaco	—	—	37	—	—	—	72	—	68	—
Luxemborg	—	—	—	—	237	—	—	—	—	—
Hong Kong	—	—	—	—	—	—	—	—	86	—
Other countries	424	—	352	—	879	—	398	—	432	—

Total	$14,049	$2,229	$12,239	$2,220	$25,358	$2,346	$17,598	$1,662	$11,336	$1,366

TOTAL US	$8,423	$1,964	$8,763	$1,793	$17,071	$1,987	$12,600	$1,292	$8,983	$1,345

TOTAL NON US	$5,626	$265	$3,476	$427	$8,287	$359	$4,998	$370	$2,353	$21

Note 10.	Related Party Transactions
      The Company has a services and support agreement with Banner Health Systems, a not-for-profit multi-hospital health care system located in Phoenix, Arizona, through December 31, 2007. Under this agreement Banner authorizes the services of certified emergency physicians at their regional medical center, provided the Company contracts directly with the physicians group. Fees for these services are contracted and billed directly by the physicians group. In connection with this service agreement, the Company is also leasing space from Banner. In September 2004, Banner sold the remaining shares it owned of the Company stock, at which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Related Party Transactions — (Continued)
time it ceased to be a related party. The following amounts for the six months ended June 30, 2005 and 2004 are all unaudited. The Company paid Banner rent at a cost of approximately, as follows, while a related party:

Six months ending June 30, 2004	$8,000
Twelve months ending December 31, 2004	$16,000
Twelve months ending December 31, 2003	$169,000
Twelve months ending December 31, 2002	$40,000
      Banner owned the Company’s outstanding common stock as follows:

June 30, 2005	0%
June 30, 2004	10.9%
December 31, 2004	0%
December 31, 2003	19.8%
December 31, 2002	40%
      Laerdal Medical Corporation, a major vendor for medical equipment for the Company, owned the Company’s outstanding common stock as follows:

June 30, 2005	5.5%
June 30, 2004	5.9%
December 31, 2004	5.7%
December 31, 2003	5.9%
December 31, 2002	8.6%
      The Company acquired equipment and supplies from Laerdal as follows:

Six months ending June 30, 2005	$35,000
Six months ending June 30, 2004	$74,000
Twelve months ending December 31, 2004	$174,000
Twelve months ending December 31, 2003	$57,000
Twelve months ending December 31, 2002	$37,000
      And, had an outstanding liability to them as follows:

June 30, 2005	$5,700
June 30, 2004	$11,600
December 31, 2004	$23,000
December 31, 2003	$27,000
December 31, 2002	$1,000
      The Company had an outstanding liability to MedCrew as follows:

December 31, 2003	$9,000
December 31, 2002	$46,000
      Prior to December 2003, when the Company purchased the minority interest of MedSpace, management fees were paid to MedCrew. The fees were based upon a percentage of MedAire’s sales of equipment, kits and supplies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Related Party Transactions — (Continued)
      Director fees (including consulting fees paid related to periods prior to the appointment of an independent Board, which was elected May 14, 2004) paid and stock options issued to directors were as follows:

Six months ending June 30, 2005	$42,000 in payments; 30,000 in stock options
Six months ending June 30, 2004	$7,200 in payments; 200,000 stock options
Twelve months ending December 31, 2004	$45,000 in payments; 200,000 stock options
Twelve months ending December 31, 2003	$111,000 in payments; 150,000 stock options
Twelve months ending December 31, 2002	$9,500 in payments

Note 11.	401(k) Plan
      The Company has a 401(k) profit sharing plan, which covers substantially all United States based full-time employees over age 21. The plan provides for employee deferrals of up to 50% per pay period and employer matching contributions equal to 100% of employee deferrals, to a maximum of 3% and 50% of employee deferrals on the next 2% of deferrals not to exceed the annual limits established by the IRS regulations. The Company’s contributions to the plan were as follows:

Six months ending June 30, 2005 (unaudited)	$58,000
Six months ending June 30, 2004 (unaudited)	$35,000
Twelve months ending December 31, 2004	$73,000
Twelve months ending December 31, 2003	$70,000
Twelve months ending December 31, 2002	$74,000

Note 12.	Stock Option Plan
      The Company has implemented the amended and restated 1998 Key Employee Stock Option Plan (“The Plan”). The exercise price of the options, as well as the vesting period, is established by the Company’s Board of Directors. The options granted under the Plan have vesting periods that range from immediate vesting to vesting over five years. The lives of the options granted range from four to ten years. A summary of activity under the Plan is as follows:

	Number of	Average
	Shares	Exercise Price

Balance, December 31, 2001	3,718,850	$0.25
Forfeited	(74,377)	0.25
Granted	74,377	0.25
Exercised	—	—

Balance, December 31, 2002	3,718,850	0.25

Forfeited	(287,189)	0.44
Granted	3,570,825	0.44
Exercised	(30,000)	0.25

Balance, December 31, 2003	6,972,486	0.34

Forfeited	(724,752)	0.55
Granted	1,150,000	0.75
Exercised	(1,588,445)	0.26

Balance, December 31, 2004	5,809,289	0.41

Forfeited	(520,425)	0.55
Granted	30,000	0.51
Exercised	(2,324,014)	0.26

Balance, June 30, 2005	2,994,850	$0.57

Exercisable at June 30, 2005	1,756,850	$0.41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Stock Option Plan — (Continued)
      The following table summarizes information about stock options and warrants outstanding at June 30, 2005:

	Options and Warrants Outstanding			Options and Warrants
				Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
	Number	Exercise	Contractual	Number	Exercise
Range of Exercise Prices	Outstanding	Price	Life	Exercisable	Price

.25	929,850	$0.25	5.2 years	929,850	$0.25
.39	185,000	0.39	5.9 years	37,000	0.39
.40-.50	700,000	0.45	7.9 years	320,000	0.45
.51-76	2,370,000	0.68	9.7 years	280,000	0.64
.77-1.00	550,000	0.83	8.6 years	190,000	0.81

	4,734,850			1,756,850

      On May 3, 2005 at the annual general meeting a resolution was reached to issue James E. Lara, President and COO, 1,740,000 warrants (options) outside of the existing Employee Option Plan. Each such warrant entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company at an exercise price of $0.68 each, with 100% vesting at December 31, 2007 based upon achievement of the performance condition of $5.6 million in EBITDA at that date. The final exercise date available for the warrants is December 31, 2009. The options are included in the number outstanding noted above. In accordance with generally accepted accounting principles, no expense has been recorded in the period ended June 30, 2005.
      Under the plan the total number of options permitted is 15% of issued shares up to a maximum of 20,000,000 shares. The options are exercisable for a period of 10 years and vest based upon years of service. The weighted average fair value of options granted using the Black-Scholes valuation model, during the periods ended June 30, 2005 and 2004, and December 31, 2004, 2003, and 2002 were $0.26, $0.45, $0.37, $0.26 and $0.25, respectively.
      The Company applies Accounting Principles Board Opinion No. 25 and related interpretations for its stock option plan. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123 and the amendment of SFAS No. 148, net income (loss) and income (loss) per share would have been reduced to the proforma amounts indicated in Note 1.
      Average assumptions used in determining the estimated fair value of stock options under the Black-Scholes valuation model are as follows:

	Period Ended

	June 30,	June 30,
	2005	2004	December 31,	December 31,	December 31,
	(Unaudited)	(Unaudited)	2004	2003	2002

Expected life of award	5 years	5 years	5 years	5 years	5 years
Volatility	57%	62%	60%	60%	0%
Risk-free interest rate	3%	3%	3%	3%	5%
Expected dividends yield	0%	0%	0%	0%	0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13.	Litigation
      One of our shareholders, Hong Huat Tay, who claims to have influence over more than 20.5 million shares, including shares held by other MedAire shareholders who Mr. Tay claims support his position, has objected to three resolutions presented for shareholder approval at our annual meeting of shareholders, held on May 3, 2005. The contested resolutions approved an increase in fees paid to independent directors, annual option awards to independent directors and warrants issued to our President and Chief Operating Officer.
      MedAire submitted the issues raised by Mr. Tay to the Australian Stock Exchange for assistance, and, in accordance with the Australian Stock Exchange’s guidance and further consultation with counsel, determined that the outcome of one of the resolutions should be changed. The resolution proposed an increase in the total fees available to be paid to non-executive directors from $45,000 to $125,000 annually. Relying on advice received from our original Australian solicitors we, in good faith, believed it was appropriate for executive directors to vote on such a matter. However, subsequent to the meeting, following consultation with a second Australian law firm and the Australian Stock Exchange, we have now formed the view that the executive directors’ votes should have been disregarded. We have, accordingly, decided to treat this resolution as having failed and thus will continue to operate under the existing $45,000 limit.
      With respect to the other two resolutions, in accordance with the Australian Stock Exchange’s guidance and further consultation with counsel, we determined that the outcome of the resolutions should stand. The objection to the resolution with respect to annual option awards to independent directors was that we stated in the Notice of Annual Meeting of the Shareholders (the “Notice”) that we would disregard the votes of all directors, including non-interested directors. We have been advised by our Australian counsel that the general practice is to exclude only the votes of interested directors and to include the votes of non-interested directors. While consistent with this practice, only the votes of the interested directors were disregarded, the voting exclusion statement contained in the Notice erroneously stated that the votes of all directors would be disregarded. Although we regret any confusion that may have been caused by the error, we consider that the resolution was fairly passed and should stand.
      The objection to the resolution with respect to warrants issued to our President and Chief Operating Officer was that only the votes of the interested director were disregarded. The Listing Rules of the Australian Stock Exchange require that the votes of interested directors and their associates be disregarded. After consulting with our Australian counsel and consistent with general practice, we interpret the voting exclusion of “interested directors and their associates” so as not to exclude the non-interested directors. Accordingly, with respect to this resolution, the votes of non-interested directors were taken into account and thus we have allowed this resolution to stand.
      In addition, Mr. Tay has made various threats to file unspecified litigation against us and our board of directors, but the threats are not in writing and Mr. Tay has refused to be specific with respect to the alleged claims. We are unaware of any legitimate claims that have not been addressed to the Australian Stock Exchange. We believe that we have appropriately responded to the issues surrounding the contested resolutions by, among other things, obtaining guidance from a second set of solicitors and the Australian Stock Exchange with which we have complied.
      The Company has recently become aware that grants of 350,000 stock options to directors in 2003 and 2004, 50,000 of which have been exercised, were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange (“ASX”). The ASX has advised us that the outstanding 2003 and 2004 option grants will have to be cancelled immediately, Our board has voted to cancel these options. We are working with the directors who hold these options to implement this cancellation. We cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.	Acquisitions and Dispositions
      Upon consumption of each acquisition the Company evaluates whether the acquisition constitutes a business. An acquisition is considered a business if it is comprised of a complete self-sustaining integrated set of activities and assets consisting of inputs, processing applied to those inputs and resulting outputs to generate revenues. For a transferred set of activities and assets to be a business, it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the transferred asset is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. A transferred set of activities and assets fails the definition of a business if it excludes one or more significant items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.
      During 2004 and 2003, the Company made acquisitions discussed in the following paragraphs. All business acquisitions have been accounted for as purchase business combinations with the operations of the businesses included subsequent to their acquisition dates. The allocation of the respective purchase price is generally based upon management’s estimates of the discounted future cash flows.
2004 Business Acquisition
      In April 2004, the Company acquired substantially all of the assets of the Medical Advisory Services (MAS) division of Digital Angel Corporation for $386,005. MAS provided medical advisory services to the commercial maritime industry. The acquisition has been accounted for as a purchase and constitutes a business under EITF 98-3.
      The aggregate purchase price of $386,005 was assigned as follows:

Non-compete agreement (5 year life)	$150,000
Customer list (5 year life)	195,000
Other intangibles (1-5 year lives)	75,000
Inventory	39,991
Deferred revenue	(73,986)

$386,005

      The Company evaluated the transferred set of activities, assets, inputs, outputs and processes associated with this acquisition and determined that it constituted a business. As such, the Company accounted for this acquisition as a business combination in accordance with SFAS 141. The Company expects to achieve entrance into the Commercial Maritime market which supported its recorded value.
      The following table illustrates the effects on the consolidated statement of operations for the years ended December 31, 2004 and 2003, had the results of MAS been included in these reporting periods from the beginning of January 1, 2003 (MAS is a market within Company operations and although revenues are tracked separately, the Company does not track costs in this manner, nor is the information readily available. Therefore, information is only included through March 2004 as obtained from Digital Angel Corporation.):

	$000’s

		MAS	Proforma
Period Ended December 31, 2004	MDE	(Unaudited)	(Unaudited)

Revenues	$25,358	$352	$25,710
Net (loss) income	(1,022)	41	(981)
Loss per share	(0.02)	(0.01)	(0.02)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.	Acquisitions and Dispositions — (Continued)

	$000’s

		MAS	Proforma
Period Ended December 31, 2003	MDE	(Unaudited)	(Unaudited)

Revenues	$17,598	$1,824	$19,422
Net (loss) income	(1,220)	(264)	(1,484)
Loss per share	(0.02)	(0.01)	(0.03)
2003 Business Acquisition
      In January 2003, the Company acquired the outstanding stock of Global Doctor. Prior to this transaction, the Company owned 6.25% of Global Doctor. Global Doctor was listed on the Australian Stock Exchange. The results of Global Doctor’s operations have been included in the consolidated financial statements since that date (see Note 9 for segment information). Global Doctor operates a network of eight medical clinics throughout Asia.
      The aggregate purchase price was $1,274,660 (this was a step acquisition completed in 2003) including common stock and $6,210. The value of the 10,753,765 shares of common stock issued and options issued were determined by a third-party valuation since Global Doctor was thinly-traded. The Company has obtained a third-party valuation of certain intangibles.

Tangible assets	$796,685
Intangible assets	712,000
Goodwill	927,665

Total assets acquired	2,436,350

Current liabilities	564,288
Long-term liabilities	597,402

Total liabilities assumed	1,161,690

Net assets acquired	$1,274,660

      Of the $712,000 of acquired intangibles, $101,000 was assigned to software (3 year life), $184,000 was assigned to permits and agreements (3 year life) and $427,000 trademarks and trade name (15 year life). The goodwill was assigned to the Global Doctor Segment.
      The Company evaluated the transferred set of activities, assets, inputs, outputs and processes associated with this acquisition and determined that it constituted a business. As such, the Company accounted for this acquisition as a business combination in accordance with SFAS 141. The Company expects to achieve synergies for its GlobaLifeline product which supported its recorded value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.	Acquisitions and Dispositions — (Continued)
      The following table illustrates the effects on the consolidated statement of operations for the years ended December 31, 2003 and 2002, had the results of Global Doctor been included in these reporting periods from the beginning of January 1, 2002:

	$000’s

		Global
		Doctor	Proforma
Period Ended December 31, 2003	MDE	(Unaudited)	(Unaudited)

Revenues	$17,598	$90	$17,688
Net (loss) income	(1,220)	(78)	(1,298)
Loss per share	(0.02)	(0.00)	(0.03)

	$000’s

		Global
		Doctor	Proforma
Period Ended December 31, 2002	MDE	(Unaudited)	(Unaudited)

Revenues	$11,336	$3,272	$14,608
Net (loss) income	(636)	(2,853)	(3,489)
Loss per share	(0.02)	(0.08)	(0.10)
2003 Acquisition of Minority Interest of Subsidiary
      In December 2003, the Company acquired the remaining 54% of its joint venture, MedSpace, as well as paid an amount to settle a management agreement in a merger transaction. MedSpace was merged into MedAire and now operates as a division of MedAire. The Company paid MedCrew LLC (49% owner) $1,000,000 and the CEO of the Company (5% owner) $102,041 in cash for their interests. In connection with this acquisition, the Company recorded a charge to operations of $714,567, which represented the excess cash paid over net tangible assets, which was for the settlement of the management agreement.

Note 15.	Reference to Auditors of MedAire Ltd.
      The financial statements of MedAire Ltd., a wholly owned subsidiary of MedAire, Inc., were originally audited by MacIntyre Hudson a firm of Chartered Accountants in the United Kingdom. In their report on the Company’s 2002 financial statements, our principal independent auditors, Evers & Company, Ltd., stated that they did not audit those financial statements which represented approximately 2 percent of consolidated net assets and less than 1 percent of consolidated revenues. Evers & Company’s report on the 2002 financial statements stated that their opinion, insofar as it related to the amounts for MedAire Ltd., was based solely on the report of the other auditors that had been furnished to them.
      In order to remove reference to the auditors of the 2002 separate financial statements, Evers and Company, Ltd. has audited the 2002 financial information of MedAire Ltd. as needed for inclusion in the consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows of MedAire, Inc. and subsidiaries. Evers and Company, Ltd. has not audited the separate financial statements of MedAire Ltd. and has not issued a report on those financial statements.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form 10 to be signed on behalf by the undersigned, thereunto duly authorized.

MedAire, Inc. (Registrant)

Date: November 14, 2005	By: /s/ Joan Sullivan Garrett Joan Sullivan Garrett Chairman and Chief Executive Officer

EXHIBIT INDEX
TO FORM 10 REGISTRATION STATEMENT

Exhibit	Description

3.1	Amended and Restated Articles of Incorporation dated October 9, 2002.**
3.2	Amended and Restated By-laws dated August 23, 2005.*
4.1	Issuer Sponsored Statement of Holdings.**
10.1	Merger Implementation Agreement by and between Global Doctor Limited and MedAire, Inc. dated July 31, 2002.*
10.2	Stock Purchase Agreement by and between MedCrew, MedSpace and MedAire, Inc. dated December 31, 2003.*
10.3	Asset Purchase Agreement by and between Digital Angel Corporation and MedAire, Inc. dated April 8, 2004.*
10.4	Employment Agreement as amended and restated by and between Mr. James Lara and Medaire, Inc. dated September 15, 2005.(1)*
10.5	Employment and Severance Agreement by and between Ms. Joan Sullivan Garrett and MedAire, Inc. dated December 18, 2000.(1)*
10.6	Amended and Restated 1998 Key Employee Stock Option Plan.(1)*
10.7	Form Non-Qualified Stock Option Agreement.(1)**
10.8	Form Incentive Stock Option Agreement.(1)**
10.9	Office Lease Hayden Ferry Lakeside Phase 1 by and between Hayden Ferry Lakeside, LLC and MedAire, Inc. dated March 7, 2002.*
10.10	First Amendment to Rooftop License Agreement by and between Hayden Ferry Lakeside, LLC and MedAire, Inc. dated March 11, 2003.*
10.11	Second Amendment to Hayden Ferry Lakeside Phase 1 Office Lease by and between Hayden Ferry Lakeside, LLC and MedAire, Inc. dated April 20, 2004.*
10.12	Third Amendment to Hayden Ferry Lakeside Phase 1 Office Lease by and between Hayden Ferry Lakeside, LLC and MedAire, Inc. dated June 3, 2004.*
10.13	Services and Support Agreement by and between Banner Health System and MedAire, Inc. dated October 1, 2002.*
10.14	Lease Agreement by and between Banner Health System and MedAire, Inc. dated October 1, 2002.*
10.15	Change in Terms Agreement by and between Desert Hills Bank and MedAire, Inc. dated April 29, 2005.**
10.16	Business Loan Agreement by and between Desert Hills Bank and MedAire, Inc. dated April 29, 2005.**
10.17	Commercial Security Agreement by and between Desert Hills Bank and MedAire, Inc. dated April 29, 2005.**
16.1	Former Accountants’ Acknowledgment.*
21.1	List of subsidiaries.*
23.1	Consent of McGladrey & Pullen, LLP.**
23.2	Consent of Evers and Company.**

*	Filed with MedAire, Inc.’s Registration Statement on Form 10, October 3, 2005.

**	Filed herewith.

(1)	Management Compensatory Plan or Arrangement.